   As filed with the Securities and Exchange Commission on December 29, 1995


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                   FORM N-14
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


Pre-effective Amendment No. ____               Post-effective Amendment No. ____


                        (Check appropriate box or boxes)


                             AIM EQUITY FUNDS, INC.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)


                               11 Greenway Plaza
                                   Suite 1919
                               Houston, TX  77046
                 ----------------------------------------------
                    (Address of Principal Executive Offices)
                 Registrant's Telephone Number:  (713) 626-1919

Name and Address of Agent for Service:      Copy to:

CAROL F. RELIHAN, ESQUIRE                   MARTHA J. HAYS, ESQUIRE
A I M Advisors, Inc.                        Ballard Spahr Andrews & Ingersoll
11 Greenway Plaza                           1735 Market Street, 51st Floor
Suite 1919                                  Philadelphia, PA  19103
Houston, TX  77046

                                            CONRAD A. GOODKIND, ESQUIRE
                                            Quarles & Brady
                                            411 East Wisconsin Avenue
                                            Milwaukee, WI 53202

       Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

       Registrant hereby elects to register an indefinite number of shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the 1940 Act of 1940, and as a result, no filing fee is due. A Rule 24f-2 Notice was filed by Registrant on December 22, 1995.

       It is proposed that this filing will become effective on January 29, 1996 pursuant to Rule 488.

                             AIM EQUITY FUNDS, INC.
                             Cross Reference Sheet
            Pursuant to Rule 481(a) under the Securities Act of 1933

                                                                  LOCATION IN COMBINED PROXY
                 FORM N-14 ITEM NO.                               STATEMENT AND PROSPECTUS
                 ------------------                               ---------------------------
PART A

Item 1.          Beginning of Registration Statement and          Cover page of Registration Statement; Front
                 Outside Front Cover Page of Prospectus           Cover Page of Prospectus

Item 2.          Beginning and Outside Back Cover Page of         Table of Contents
                 Prospectus

Item 3.          Synopsis and Risk Factors                        Synopsis; Risk Factors

Item 4.          Information About the Transaction                Reasons for the Transaction; Synopsis;
                                                                  Additional Information About the Agreement;
                                                                  Capitalization

Item 5.          Information About the Registrant                 Front Cover Page of Prospectus; Synopsis;
                                                                  Risk Factors; Comparison of Investment
                                                                  Objectives and Policies; Additional
                                                                  Information about Capital Development;
                                                                  Information Filed with the Securities and
                                                                  Exchange Commission

Item 6.          Information About the Company Being              Front Cover Page of Prospectus; Synopsis;
                 Acquired                                         Risk Factors; Comparison of Investment
                                                                  Objectives and Policies; Information Filed
                                                                  with the Securities and Exchange Commission;
                                                                  Additional Information About Capital
                                                                  Development

Item 7.          Voting Information                               Prospectus Cover Page; Notice of Special
                                                                  Meeting of Shareholders; Introduction;
                                                                  Ownership of Capital Development and BCD
                                                                  Fund Shares

Item 8.          Interest of Certain Persons and Experts          Not Applicable

Item 9.          Additional Information Required for              Not Applicable
                 Reoffering by Persons Deemed to be
                 Underwriters

PART B

Item 10.         Cover Page                                       Cover Page of Statement of Additional
                                                                  Information

Item 11.         Table of Contents                                Table of Contents

Item 12.         Additional Information about the                 Entire Statement of Additional Information
                 Registrant

Item 13.         Additional Information about the Company         Not Applicable
                 Being Acquired

Item 14.         Financial Statements                             Financial Information

PART C OTHER INFORMATION

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of this document.

                        BAIRD CAPITAL DEVELOPMENT, INC.
                           777 EAST WISCONSIN AVENUE
                           MILWAUKEE, WISCONSIN 53202

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 15, 1996

TO THE SHAREHOLDERS OF BAIRD CAPITAL DEVELOPMENT FUND, INC.

            NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Baird Capital Development Fund, Inc. (the "BCD Fund") will be held at The University Club, 924 East Wells Street, Milwaukee, WI 53202 on March 15, 1996, at 10:00 a.m., local time, for the following purposes:


            1. To approve an Agreement and Plan of Reorganization (the "Agreement") between the BCD Fund and AIM Equity Funds, Inc. ("AEF") and the consummation of the transactions contemplated therein. Pursuant to the Agreement, substantially all of the assets of the BCD Fund will be transferred to AIM Capital Development Fund ("Capital Development"), a newly created portfolio of AEF. Upon such transfer, AEF will issue shares of Capital Development directly to the shareholders of the BCD Fund (the "Transaction"). Shareholders of the BCD Fund will receive shares of Capital Development with an aggregate net asset value equal to the aggregate net value of the BCD Fund assets transferred in connection with the Transaction. It is expected that the value of each shareholder's account with Capital Development immediately after the Transaction will be the same as the value of such shareholder's account with the BCD Fund immediately prior to the Transaction.

            2. To transact any other business, not currently contemplated, that may properly come before the Special Meeting, in the discretion of the proxies or their substitutes.

            The Transaction has been structured as a tax-free reorganization. No sales charge will be imposed in connection with the Transaction. The Transaction is described in the attached Combined Proxy Statement and Prospectus.

            Shareholders of record as of the close of business on January 25, 1996, are entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof.

            To assist the BCD Fund in making suitable arrangements at the Special Meeting, shareholders planning to attend the Special Meeting in person are requested to notify the BCD Fund by calling (414) 765-3500.

            SHAREHOLDERS ARE REQUESTED TO EXECUTE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE THE ACCOMPANYING PROXY WHICH IS BEING SOLICITED BY THE MANAGEMENT OF THE BCD FUND. THIS IS IMPORTANT FOR THE PURPOSE OF ENSURING A QUORUM AT THE SPECIAL MEETING. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF REVOCATION TO THE BCD FUND AT ANY TIME BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

                                                Glen F. Hackmann
                                                Secretary

February 2, 1996

BAIRD CAPITAL DEVELOPMENT, INC.                     AIM CAPITAL DEVELOPMENT FUND
                                         (A PORTFOLIO OF AIM EQUITY FUNDS, INC.)

                    COMBINED PROXY STATEMENT AND PROSPECTUS
                            DATED: FEBRUARY 2, 1996

         This document is being furnished in connection with the Special Meeting of Shareholders of Baird Capital Development, Inc. (the "BCD Fund"), to be held on March 15, 1996 (the "Special Meeting"). At the Special Meeting, the shareholders of the BCD Fund are being asked to consider and approve a proposed Agreement and Plan of Reorganization (the "Agreement") between the BCD Fund and AIM Equity Funds, Inc. ("AEF") and the consummation of the transactions contemplated therein (the "Transaction").

         THE BOARD OF DIRECTORS OF THE BCD FUND HAS UNANIMOUSLY APPROVED THE AGREEMENT AND TRANSACTION AS BEING FAIR TO, AND IN THE BEST INTERESTS OF, THE BCD FUND SHAREHOLDERS. Pursuant to the Agreement, substantially all of the assets of the BCD Fund will be transferred to AIM Capital Development Fund ("Capital Development"), a newly created portfolio of AEF. Upon such transfer, AEF will issue shares of Capital Development directly to shareholders of the BCD Fund. Shareholders of the BCD Fund will receive shares of Capital Development with an aggregate net asset value equal to the aggregate net value of the BCD Fund assets transferred in connection with the Transaction. Promptly after the closing of the Transaction, the BCD Fund will take steps to pay any outstanding liabilities and dissolve its corporate existence. Any assets held by the BCD Fund after the Transaction that are not used to discharge debts of the BCD Fund will be distributed to its shareholders as a dividend, although none is expected. It is expected that the value of each shareholder's account with Capital Development immediately after the Transaction will be the same as the value of such shareholder's account immediately prior to the Transaction.

         The Transaction has been structured as a tax-free reorganization. No sales charge will be imposed in connection with the Transaction.

         Capital Development is a diversified series portfolio of AEF, an open-end series management investment company. The investment objective of Capital Development is similar to that of the BCD Fund. The investment objective of Capital Development is long-term capital appreciation. It seeks to achieve that objective by investing primarily in common stocks and convertible securities. The investment objective of the BCD Fund is to produce long-term capital appreciation. It seeks to achieve that objective through investments in common stocks believed by the BCD Fund's investment adviser to be underpriced relative to future growth prospects. Current income is a secondary objective of the BCD Fund. See "Comparison of Investment Objectives and Policies" below.

         The principal executive offices of the BCD Fund are located at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202 (telephone (414) 765-3500). The principal executive offices of AEF are located at 11 Greenway Plaza, Suite 1919, Houston, Texas 77046 (telephone (713) 626-1919 in Houston, (800) 347-4246 elsewhere).

         This Combined Proxy Statement and Prospectus ("Proxy
Statement/Prospectus") sets forth concisely the information that a shareholder of the BCD Fund should know before voting on the Agreement. It should be read and retained for future reference.

         The current Prospectus of the BCD Fund, dated January 31, 1995 is on file with the Securities and Exchange Commission (the "SEC"). Such prospectus is incorporated by reference herein. A statement of additional information of Capital Development dated February 2, 1996 ("Statement of Additional Information") has been filed with the SEC and is incorporated by reference herein. The BCD Fund Prospectus and the Statement of Additional Information are available without charge by writing to AEF at 11 Greenway Plaza, Suite 1919, Houston, Texas 77046 or by calling (713) 626-1919 in Houston or (800) 347-4246 elsewhere.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

REASONS FOR THE TRANSACTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         Background and Reasons for the Transaction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         Approval by, and Recommendation of, Board of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

SYNOPSIS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         The Transaction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         Comparison of the BCD Fund and Capital Development . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         Exchanges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         Redemption Procedures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

COMPARISON OF INVESTMENT POLICIES AND OBJECTIVES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Investment Objectives  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Investment Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Investment Restrictions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Additional Investment Policies of Capital Development  . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

ADDITIONAL INFORMATION ABOUT CAPITAL DEVELOPMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Management of AEF  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Portfolio Managers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         Custodial and Transfer Agency Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         Portfolio Brokerage  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         Shares of AEF  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Shareholder Inquiries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         Other Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

ADDITIONAL INFORMATION ABOUT THE AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Terms of the Transaction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Transfer of Assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Other Terms  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Federal Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

RIGHTS OF SHAREHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Election of Directors and Annual Shareholder Meetings  . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Terms of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Vacancies of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Removal of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Special Meetings of Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Liability of Directors and Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Shareholder Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Supermajority Voting Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Dissenter's Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Amendment to Organizational Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

OWNERSHIP OF CAPITAL DEVELOPMENT AND BCD FUND   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         Ownership of Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         Ownership of Officers and Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

INFORMATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

ADDITIONAL INFORMATION ABOUT THE BCD FUND . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         Financial Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

SELECTED BCD FUND PER SHARE DATA AND RATIOS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Management Discussion and Analysis of Performance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33


         The AIM Family of Funds, The AIM Family of Funds and Design (i.e., the AIM logo), AIM and Design, AIM, AIM LINK and AIM Institutional Funds are registered service marks of A I M Management Group Inc.

                                  INTRODUCTION

         This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the BCD Fund's Board of Directors from the shareholders of the BCD Fund for use at the Special Meeting of Shareholders to be held at The University Club, 924 East Wells Street, Milwaukee, WI 53202 on March 15, 1996, at 10:00 a.m., local time (such meeting and any adjournment thereof referred to as the "Special Meeting").

         The BCD Fund has engaged the services of Shareholder Communications Corporation ("SCC") to assist it in the solicitation of proxies for the Special Meeting. The BCD Fund expects to solicit proxies principally by mail, but the BCD Fund or SCC may also solicit proxies by telephone, facsimile, telegraph or personal interview. The BCD Fund's officers will not receive any additional or special compensation for any such solicitation. Although the BCD Fund and Capital Development will bear their respective costs and expenses incurred in connection with the Transaction, Robert W. Baird & Co. Incorporated ("Baird"), the investment adviser of the BCD Fund, has agreed with the BCD Fund that all costs, fees and expenses incurred in connection with the Transaction (aggregated with such expenses incurred by all other mutual funds advised by Baird ("Baird Mutual Funds") involved in transactions similar to the Transaction) in excess of $10,000 which are reasonable and of a type normally incurred in transactions of this nature will be borne by Baird. A I M Advisors, Inc. ("AIM"), the investment adviser to Capital Development, has agreed to pay to Baird one-half of those expenses, and all of such expenses in excess of $120,000.

         All properly executed and unrevoked proxies received in time for the Special Meeting will be voted in accordance with the instructions contained therein; if no instructions are given, shares represented by proxies will be voted FOR the proposal to approve the Agreement. The presence in person or by proxy of a majority of outstanding shares of the BCD Fund at the Special Meeting will constitute a quorum ("Quorum"). Approval of the Agreement requires the affirmative vote of a majority of the outstanding shares of the BCD Fund. Abstentions and broker non-votes will be counted as shares present at the Special Meeting for quorum purposes and will have the effect of counting as a vote against the applicable proposal. Any person giving a proxy has the power to revoke it at any time prior to its exercise by executing a superseding proxy or by submitting a notice of revocation to the Secretary of the BCD Fund. In addition, although mere attendance at the Special Meeting will not revoke a proxy, a shareholder present at the Special Meeting may withdraw his proxy and vote in person. Shareholders may also transact any other business, not currently contemplated, that may properly come before the Special Meeting in the discretion of the proxies or their substitutes.

         In the event that sufficient votes in favor of the proposal to approve the Agreement are not received by the scheduled time of the Special Meeting, the persons named as proxies in the enclosed proxy may propose and vote in favor of one or more adjournments of the Special Meeting to permit further solicitation of proxies without the necessity of further notice. Any such adjournment will require the affirmative vote of a majority of the shares represented at the Special Meeting to be adjourned. Proxies cast for approval of the Agreement will be voted for adjournment, and proxies cast against approval of the Agreement or abstaining on the matter will be voted against adjournment.

         Shareholders of record as of the close of business on January 25, 1996 (the "Record Date"), are entitled to vote at the Special Meeting. On the Record Date, there were outstanding _________ shares of the BCD Fund. Each share is entitled to one vote for each full share held, and a fractional vote for a fractional share held.

         The BCD Fund intends to mail this Proxy Statement/Prospectus and the accompanying proxy on or about February 2, 1996.

                          REASONS FOR THE TRANSACTION

BACKGROUND AND REASONS FOR THE TRANSACTION

         Baird has indicated its desire not to continue to serve as investment advisor and distributor of the BCD Fund and two other Baird mutual funds, and has agreed to remain in such capacities until suitable replacements are secured. Baird has concluded, and the Board of Directors of BCD Fund agrees, that the interests of shareholders of the BCD Fund, many of whom are brokerage clients of Baird, would be well-served if the BCD Fund were part of a large, growing mutual complex managed by a reputable advisor with an extensive distribution network and competitive costs. Baird believes, and the Board of Directors agrees, that association with a large fund complex could enable the BCD Fund to achieve larger and wider distribution of shares, potentially resulting in economies of scale which to date have not been achieved by the BCD Fund. Association with a large fund complex could also facilitate the ability of the shareholders of the BCD Fund to invest in a variety of other funds within the complex and offer the shareholders quality services at a competitive cost.

         Management of Baird and the BCD Fund, at the direction of the Board of Directors, reviewed and analyzed information relating to several mutual fund complexes, including their advisors, numbers and types of funds offered in the complexes and their performance, their sales loads and expenses, distribution capabilities, and shareholder services.

         BCD Fund received proposals from several mutual fund complexes and investment management firms, including AIM. Baird also received separate proposals for the purchase of Baird's records, information and goodwill applicable to its advisory relationship to the Baird Mutual Funds. Following its review of the proposals, management of the BCD Fund (each of which is an interested person of Baird) recommended AIM's proposal to the Board of Directors for approval.

APPROVAL BY, AND RECOMMENDATION OF, BOARD OF DIRECTORS

         The Board of Directors of the BCD Fund considered and unanimously approved the Agreement and Transaction, subject to shareholder approval, during meetings held on December 11 and 20, 1995. The Board believes the proposed Transaction offers shareholders the following benefits, among others: the strong reputation and performance of AIM; the full complement of investment objectives in The AIM Family of Funds(R); and the distribution network and capacity of A I M Distributors, Inc. ("AIM Distributors").

         In determining to recommend approval to the shareholders, the Board of Directors of the BCD Fund reviewed and requested information about AIM and the Transaction, met with certain members of AIM senior management (including one of its founders, the director of investments, a vice president responsible for supervising AIM's equity portfolio management and its general counsel), consulted with legal counsel, made inquiries and considered the following factors, among others:

         (i) the intention of Baird to step down as the BCD Fund's investment advisor and distributor;

         (ii) the reputation, experience, investment philosophy, performance, personnel, resources and financial condition of AIM;

         (iii) a comparison of the investment objectives, policies, strategies and restrictions of the BCD Fund and Capital Development;

         (iv) the quality, scope and cost of the advisory services to be provided by AIM, and a comparison of such attributes to those of other advisors of comparable mutual funds;

         (v) the distribution performance, resources and capabilities of AIM Distributors, and the economies of scale which potentially may be achieved through larger and wider distribution of shares of Capital Development;

         (vi) the distribution fees and expenses to be paid by Capital Development and the services to be received for such fees and expenses, together with a comparison of such attributes to the BCD Fund and other comparable mutual funds;

         (vii) the various other services (including administrative, accounting, custodial, transfer agency and legal services) provided to Capital Development and the associated costs of such services, including a comparison of such attributes to the BCD Fund and other comparable mutual funds;

         (viii) a comparison of the current and pro forma expense ratios for the BCD Fund and Capital Development, together with a comparison of expense ratios for other comparable mutual funds, and consideration of AIM's agreement to waive certain fees or reimburse Capital Development as necessary to assure that Capital Development's total operating expenses as a percentage of average net assets for a two-year period commencing with the consummation of the Transaction will not be greater than the BCD Fund's expense ratio for its fiscal year ended September 30, 1995;

         (ix) the number and variety of other mutual funds within The AIM Family of Funds(R), and the ability of the BCD Fund shareholders to exchange shares of Capital Development into shares of other funds in The AIM Family of Fund(R) without a sales load;

         (x) the terms and conditions of the Agreement and the Transaction, including the structure of the Transaction as a tax-free reorganization and the fact that no sales charge will be imposed in connection with the Transaction; and

         (xi)    such other factors deemed relevant by the Board.

         Baird and AIM have entered into an Acquisition Agreement dated December 20, 1995 (the "Acquisition Agreement") pursuant to which Baird will transfer to AIM all of its files, books and records relating to Baird's provision of investment advisory services to the BCD Fund and certain other Baird Mutual Funds and all goodwill applicable to Baird's role as investment adviser to those Baird Mutual Funds. The purchase price to be paid by AIM pursuant to the Acquisition Agreement is $3,600,000, $3,000,000 of which is payable on the closing date for the Acquisition Agreement, and $600,000 of which is payable on the first anniversary date of the closing date. The second payment is subject to upward adjustment in the amount of any damages owed by AIM to Baird under the Acquisition Agreement as of the payment date and to downward adjustment in the amount of any damages owed by Baird to AIM under the Acquisition Agreement as of the payment date together with the amount of any adjustment to the value of the goodwill acquired by

AIM. The goodwill adjustment takes into account, among other things, (i) the number of shares of mutual funds advised by AIM ("AIM Funds") that were issued in connection with reorganization transactions of the Baird Mutual Funds (including the Transaction) which remain outstanding on such first anniversary date and (ii) the number of shares of the AIM Funds involved in the reorganization transactions involving the Baird Mutual Funds that were issued after the Transaction as to which Robert W. Baird & Co. Incorporated and certain other persons who may become party to a selling agreement with AIM Distributors after December 28, 1995 are listed as agent of record and which remain outstanding on such anniversary date. Consummation of the transaction described in the Acquisition Agreement is contingent upon, among other things, approval of the Transaction by the BCD Fund shareholders and approval of the reorganization of the other Baird Mutual Funds by the shareholders of such other Baird Mutual Funds.

         The Board of Directors also considered whether the Transaction is consistent with the requirements of Section 15(f) of the Investment Company Act of 1940 (the "1940 Act"). Section 15(f) of the 1940 Act provides, in substance, that when a sale of an interest in an investment adviser occurs, the investment adviser or any of its affiliated persons may receive any amount or benefit in connection with the transaction so long as two conditions are satisfied.

         The first is that 75% of the Board of Directors not be "interested persons" of the proposed or predecessor investment adviser for the three-year period immediately following the transaction. The Board of Directors of AEF will have 7 out of 9 members who are not interested persons of AIM or Baird. In addition, the BCD Fund's directors are not and are not expected to become interested persons of AIM.

         A second condition of Section 15(f) is that no "unfair burden" be imposed on the investment company as a result of the transactions relating to the sale of such interest or any express or implied terms, conditions or understandings applicable thereto. The term "unfair burden," as defined in the 1940 Act, includes, but is not limited to, any arrangement during the two-year period following the transaction whereby the fund's investment adviser or successor investment adviser or any interested person of such adviser receives or is entitled to receive any compensation, directly or indirectly: (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services.

         Based on its review of the terms of the Transaction, including the provisions of the Agreement and the Acquisition Agreement between AIM and Baird, the Board of Directors is not aware of any express or implied term, condition, arrangement or understanding which would impose an "unfair burden" on Capital Development or the BCD Fund as a result of the Transaction.

        The Board of Directors of the BCD Fund concluded that the Agreement and the Transaction are fair to, and in the best interests of, the BCD Fund shareholders. Accordingly, the Board of Directors, including all of the directors who are not interested persons of the Baird or AIM, unanimously approved the Agreement and the Transaction, and recommends to the shareholders of the BCD Fund that they vote FOR the Agreement and the Transaction.

                                    SYNOPSIS

THE TRANSACTION

         The Agreement and the Transaction described therein will result in the combination of the BCD Fund with Capital Development, a newly created portfolio of AEF, a Maryland corporation. In the event shareholders approve the Agreement and other closing conditions are satisfied, the BCD Fund will transfer substantially all of its portfolio securities and other assets to Capital Development. In exchange, shareholders of the BCD Fund will receive shares of Capital Development with an aggregate net asset value equal to the aggregate net value of the BCD Fund assets transferred in connection with the reorganization, as determined using AEF's valuation methodology. BCD Fund shareholders will pay no sales charges in connection with the Transaction. Promptly after the Closing, the BCD Fund will take steps to pay any outstanding liabilities and dissolve to corporate existence. Any assets held by the BCD Fund after the Transaction that are not used to discharge debts of the BCD Fund will be distributed to its shareholders as a dividend, although none are expected. It is expected that the value of each shareholder's account with Capital Development immediately after the Transaction will be the same as the value of such shareholder's account with the BCD Fund immediately prior to the transaction. A copy of the Agreement is attached as Appendix I to this Proxy Statement/Prospectus. See "Additional Information About the Agreement -- Transfer of Assets."

         The BCD Fund is to receive an opinion of Ballard Spahr Andrews & Ingersoll to the effect that the Transaction will constitute a tax-free reorganization for Federal income tax purposes. Thus, shareholders will not have to pay Federal income taxes as a result of the Transaction. See "Additional Information about the Agreement -- Federal Tax Consequences."

         Capital Development is a diversified investment portfolio of AEF, an open-end series management investment company registered under the 1940 Act. The principal offices of AEF are located at 11 Greenway Plaza, Suite 1919, Houston, Texas 77046 (telephone: (713) 626-1919 in Houston, (800) 347-4246 elsewhere). Capital Development was created initially for the purpose of acquiring the investment portfolio of the BCD Fund, and currently has only nominal assets.

COMPARISON OF THE BCD FUND AND CAPITAL DEVELOPMENT

         Discussed below is a brief comparison of the principal features of the BCD Fund and Capital Development.

Investment Objective and Policies

         The investment objective of Capital Development is similar to that of the BCD Fund. The investment objective of Capital Development is long-term capital appreciation. It seeks to achieve that objective by investing primarily in common stocks and convertible securities. Production of income is incidental to the investment objective of Capital Development. The investment objective of the BCD Fund is to produce long-term capital appreciation. It seeks to achieve that objective through investments in common stocks believed by the BCD Fund's investment adviser to be underpriced relative to future growth prospects. Current income is a secondary objective of the BCD Fund.

         In order to increase total return by taking greater advantage of market opportunities as well as for hedging purposes, Capital Development will engage to a greater extent in a number of investment practices which are not currently used by the BCD Fund. Such practices include investments in foreign securities, covered put and call options, stock index futures and related options, short sales of securities against the box, fully collateralized securities lending, purchases of warrants, investments in joint trading accounts, purchase of Rule 144A securities and investments in other investment companies. See "Risk Factors" and "Comparison of Investment Objectives and Policies" below.

Risk Factors

         The investment practices described above may result in risk which are different than those currently associated with the investment practices of the BCD Fund. For a more detailed discussion of Capital Development's investment practices, see "Risk Factors" and "Comparison of Investment Objectives and Policies" below.

Advisory and Administrative Services

         Capital Development

         AIM serves as the investment advisor to Capital Development pursuant to a Master Advisory Agreement dated October 18, 1993, as amended (the "Master Advisory Agreement"). AIM was organized in 1976, and advises or manages 39 investment company portfolios, including Capital Development, of which 23 portfolios compromise "The AIM Family of Funds(R)" listed in the attached Investors Guide to The AIM Family of Fund(R) ("The AIM Family of Funds(R)"). As of November 30, 1995, the total assets of the investment company portfolios advised or managed by AIM and its affiliates were approximately $41.1 billion. AIM is a wholly-owned subsidiary of A I M Management Group Inc. ("AIM Management").

         As compensation for its services AIM is entitled to receive an investment advisory fee in an amount equal to 0.75% of the first $350 million of Capital Development's average daily net assets and 0.625% of the average daily net assets over $350 million. The total advisory fee paid by Capital Development is higher than those paid by many other investment companies of all sizes and investment objectives.

         AEF has entered into a Master Administrative Services Agreement dated as of October 18, 1993, as amended, with AIM, pursuant to which AIM has agreed to provide or arrange for the provision of certain accounting and other administrative services to AEF, including the services of a principal financial officer and related staff. In consideration of AIM's services under the Master Administrative Services Agreements, Capital Development will reimburse AIM for expenses incurred by AIM or its affiliates in connection with such services. Under a Transfer Agency and Service Agreement, as amended, A I M Fund Services, Inc. ("AFS"), AIM's wholly-owned subsidiary and a registered transfer agent, receives a fee for its provision of transfer agency, dividend distribution and disbursement, and shareholder services to AEF.

         AIM has agreed to waive certain fees and reimburse Capital Development as necessary to ensure that Capital Development's total operating expenses as a percentage of average net assets for the next two years will not be greater than the BCD Fund's expense ratio of 1.34% for its fiscal year ended September 30, 1995. Such waivers and reimbursements will have the effect of increasing Capital Development's yield to investors.

         The BCD Fund

         Pursuant to an investment advisory agreement (the "BCD Advisory Agreement") with the BCD Fund, Fiduciary Management, Inc. ("FMI"), 225 East Mason Street, Milwaukee, Wisconsin 53202, furnishes continuous investment advisory services to the BCD Fund. FMI is an investment adviser to individuals and institutional clients (including investment companies) with substantial investment portfolios.

         Under the BCD Advisory Agreement, FMI, at its own expense and without reimbursement from the BCD Fund, furnishes office space, and all necessary office facilities, equipment, and executive personnel for the performance of the services required to be performed by it under the BCD Advisory Agreement. For the foregoing, FMI receives a monthly fee of 1/12 of 0.4125% (0.4125% per annum) of the daily net assets of the BCD Fund.

         Pursuant to a sub-advisory agreement (the "Sub-Advisory Agreement") with the BCD Fund, Baird furnishes regular advice to FMI regarding the value of securities and the advisability of the BCD Fund purchasing or selling specific securities as well as regular analyses and reports to FMI concerning issuers, industries, securities, economic factors and portfolio strategy. Although Baird furnishes regular advice to FMI, FMI makes the final decision as to the securities to be purchased and sold for the BCD Fund and the timing of such purchases and sales. Baird is a securities broker-dealer and investment adviser providing brokerage, research, investment banking and investment advisory services to individuals, trusts, estates, corporations and other institutional clients.

         In addition to the services referred to above, Baird pays the salaries and fees of all officers and directors of the BCD Fund (except the fees to directors who are not interested persons of the BCD Fund). For the foregoing, Baird receives a monthly fee of 1/12 of 0.3275% (0.3275% per annum) of the daily net assets of the BCD Fund.

         The BCD Fund has entered into an administration agreement with FMI pursuant to which FMI supervises all aspects of the BCD Fund's operations except those performed by the investment advisers. FMI prepares and maintains the books, accounts and other documents required by the 1940 Act, determines the BCD Fund's net asset value, responds to shareholder inquiries, prepares the BCD Fund's financial statements and excise tax returns, prepares reports and filings with the Securities and Exchange Commission ("SEC"), furnishes statistical and research data, clerical, accounting and bookkeeping services and stationery and office supplies, keeps and maintains the BCD Fund financial accounts and records and generally assists in all aspects of the BCD Fund's operations other than portfolio decisions. FMI, at its own expense and without reimbursement from the BCD Fund, furnishes office space and all necessary office facilities, equipment and executive personnel for supervising the BCD Fund's operations. For the foregoing, FMI receives from the BCD Fund a monthly fee of 1/12 of 0.1% (0.1% per annum) on the first $30,000,000 of the BCD Fund's daily net assets and 1/12 of 0.05% (0.05% per annum) on the daily net assets over $30,000,000.

Distribution

         Capital Development

         Capital Development's shares will be distributed through AIM's nationwide distribution network which consists of more than 2,200 broker-dealers and financial and other institutions located throughout the United States. It is expected that the broader distribution arrangements will benefit the BCD Fund Shareholders by increasing the size of Capital Development with attendant lower expense ratios and greater potential for diversification as compared with the BCD Fund. A I M Distributors, Inc. ("AIM Distributors"), a registered broker-dealer and a wholly owned subsidiary of AIM, acts as the distributor of the shares of Capital Development. AEF has adopted a plan pursuant to Rule 12b-1 under the 1940 Act under which AEF may compensate AIM Distributors an aggregate amount of 0.35% of the average daily net assets of Capital Development on an annualized basis for the purpose of financing any activity that is intended to result in the sale of shares of Capital Development.

         The BCD Fund

         Baird acts as distributor of the BCD Fund pursuant to a Distribution Assistance Agreement with the BCD Fund. Substantially all of the shares of the BCD Fund have been sold through Baird to its clients and customers. The BCD Fund has adopted a Distribution Plan (the "the BCD Fund Plan") pursuant to Rule 12b-1 under the 1940 Act. The BCD Fund Plan provides that the BCD Fund shall pay Baird from its assets a distribution fee calculated as the lesser of (a) 0.45% per year of the BCD Fund's average daily net assets, or (b) Baird's total costs incurred during the year for distribution of the BCD Fund's shares. Amounts paid under the BCD Fund Plan may be spent by Baird on any activities or expenses primarily intended to result in the sale of shares.

Expense Levels

         Set forth below are the expenses a shareholder would incur in purchasing shares of Capital Development and the BCD Fund. No sales charges are applicable to the Transaction.

SHAREHOLDER TRANSACTION EXPENSES

                                                          Capital          BCD
                                                        Development        Fund
                                                       -------------       ----
Maximum sales load
  imposed on purchase
  of shares (as a % of the
  offering price) . . . . . . . . . . . . . . . . .         5.50%         5.75%

         The rules of the SEC require that the maximum sales charge be reflected in the table even though certain investors may qualify for reduced sales charges. See the attached Investors Guide to The AIM Family of Funds(R) and the BCD Fund prospectus for more information on sales charges. Neither fund charges redemption fees or exchange fees; however, a $5 service fee will be charged for exchanges of Capital Development by accounts of market timers. Broker-dealers, including Baird, may charge a service fee for redemptions or repurchases of BCD Fund or Capital Development effected through them.
Purchases of $1 million or more of either fund are at net asset value. See the discussion "Sales Charges" below and the attached Investors Guide to The AIM Family of Funds(R) for more information about the deferred sales charge applicable to certain redemptions of such purchases. See also the BCD Fund prospectus. Reinvestment dividends of both Capital Development and BCD Fund are exempt from sales loads.

         Set forth below is a comparison of annual operating expenses as a percentage of net assets ("Expense Ratio") for Capital Development and for the BCD Fund.

ANNUAL OPERATING EXPENSES (AS A % OF NET ASSETS)
 (AFTER FEE WAIVERS OR EXPENSE)                                          Capital       BCD
 REIMBURSEMENTS, IF ANY)                                              Development(1)   Fund(2)
                                                                      -----------      ----
Management fees(3)  . . . . . . . . . . . . . . . . .                    0.68%        0.74%
Rule 12b-1 distribution plan
  payments  . . . . . . . . . . . . . . . . . . . . .                    0.35         0.27
Administration fees . . . . . . . . . . . . . . . . .                    0.06         0.08
All other expenses  . . . . . . . . . . . . . . . . .                    0.25         0.25
                                                                         -----        -----
  Total fund operating expenses . . . . . . . . . . .                    1.34%        1.34%
                                                                         =====        =====

______________________

(1) Expenses are estimates and are based upon the assumption that the value of the assets acquired by Capital Development at the closing of the Transaction is the same as the net asset value of the BCD Fund on September 30, 1995.

(2)      Information presented for the BCD Fund is for fiscal year ended
         9/30/95.

(3) AIM has agreed to waive management fees for two years to the extent necessary to keep the expense ratio at 1.34% for such period. Without such waiver, "Management fees" would be 0.75%.

         As a result of 12b-1 distribution plan payments, a long-term shareholder of either Capital Development or BCD Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by rules of the National Association of Securities Dealers, Inc. ("NASD"), although it is estimated that it would require a substantial number of years to exceed such maximum charges.

Sales Charges

         Capital Development

         No sales charges are applicable to the Transaction.

         Shares of Capital Development may be purchased at their net asset value plus an initial sales charge. The sales charge represents a percentage of the offering price, and ranges from 5.50% to 2.00% of the offering price on purchases of under $1,000,000. Capital Development's sales charge is lower than BCD Fund's sales charge for purchases of less than $50,000, but higher for purchases between $50,000 and $500,000.

         Certain categories of investors may purchase shares of funds in The AIM Family of Funds(R) at net asset value without the imposition of a sales charge. In addition, purchases of Capital Development, purchases of $1 million or more may be made at net asset value, subject to a contingent deferred sales charge ("CDSC") of 1% of the lesser of the value of the shares redeemed (excluding reinvested dividends and capital gain distributions) or the total cost of such shares if the shares are redeemed prior to 18 months from the date of purchase. For more information, see the attached Investor's Guide to The AIM Family of Funds(R).

         The BCD Fund

         Shares of the BCD Fund may be purchased at their net asset value plus an initial sales charge. The sales charge represents a percentage of the offering price. The sales charge for shares of the BCD Fund ranges from 2.00% to 5.75% of the offering price on purchases of under $1,000,000. The BCD Fund imposes a 1% contingent deferred sales charge (but no initial sales load) in the event of a redemption occurring within 12 months of a purchase of shares of the BCD Fund (i) of $1,000,000 and over, (ii) by an investment advisory client of Baird, or (iii) with the proceeds of a redemption of shares of an unrelated mutual fund. For more information, see the BCD Fund prospectus.

         Shares of Capital Development received in the Transaction which correspond to shares of the BCD Fund purchased in an amount of $1,000,000 or over and subject to the 12 month CDSC period will continue to be subject to a CDSC for the remainder of such period.

         The BCD Fund also permits certain categories of investors to purchase shares of Baird Mutual Funds at net asset value without the imposition of a sales charge. Some of these categories differ from the categories of investors
who may purchase shares of The AIM Family of Funds(R) at net asset value.   As
a result, certain shareholders of the BCD Fund who are presently permitted to purchase shares of the Baird Mutual Funds at net asset value without the imposition of a sales charge, including the investment advisory clients of Baird, may be subject to sales charge upon the purchase of funds in The AIM Family of Funds(R). See the Investors Guide to The AIM Family of Funds(R).

Minimum Purchases

         Capital Development

         The minimum initial investment in Capital Development is $500. Lower minimums apply to investments made by certain retirement plans and accounts. There are no such minimum investment requirements for investment of dividends and distributions of any of the funds in The AIM Family of Funds(R). See the attached Investor's Guide to The AIM Family of Funds(R).

         The BCD Fund

         The BCD Fund has established $1,000 as the minimum initial purchase and $100 as the minimum for any subsequent purchase with certain exceptions set forth in the BCD Fund prospectus.

EXCHANGES

         Capital Development

         Capital Development is a part of The AIM Family of Funds(R) which consists of 23 portfolios including a variety of debt and equity portfolios, taxable and tax-free portfolios, domestic and international portfolios and money market funds. The BCD Fund shareholders may exchange their Capital Development shares for Class A shares of any of the other funds in The AIM Family of Funds(R). Exchanges may be made by mail or, subject to certain conditions, by telephone. The BCD Fund's shareholders may exchange their shares of Capital Development for Class A shares of other funds in The AIM Family of Funds at net asset value (without payment of a sales charge).

         There is no fee for exchanges among funds in The AIM Family of Funds(R). A service fee of $5 per transaction will, however, be charged by AIM Distributors on accounts of market timing investment firms to help to defray the costs of maintaining an automated exchange service. This service fee will be charged against the market timing account from which shares are being exchanged. For more information, consult the attached Investor's Guide to The AIM Family of Funds(R).

         The BCD Fund

         Shareholders of each of the four Baird Mutual Funds (including the BCD
Fund) may redeem all or a portion of their shares having a net asset value of at least $1,000 and use the proceeds to purchase shares of any of the other Baird Mutual Funds, if such shares are offered in the shareholder's state of residence. Both the redemption and purchase of shares will be effected at the respective net asset values of the Baird Mutual Funds. For more information, see the BCD Fund prospectus.

REDEMPTION PROCEDURES

         Capital Development

         Shares of Capital Development may be redeemed directly through AIM Distributors or through any dealer who has entered into an agreement with AIM Distributors. AIM Distributors also repurchases shares. There is no redemption fee imposed when shares of Capital Development are redeemed or repurchased; however, dealers may charge service fees for handling repurchase transactions. Upon receipt of a redemption request in proper form, payment will be made as soon as practicable, but in any event within seven days after receipt.

         Shares of Capital Development will be issued at the time of the Transaction to shareholders of the BCD Fund. Such Capital Development shares will be issued in book entry form, and will accrue dividends and confer all other shareholder rights. However, Capital Development shareholders who held their corresponding BCD Fund shares in certificated form may not redeem or exchange their Capital Development shares, and may not receive Capital Development share certificates (if they have so requested), until such BCD Fund certificates have been physically surrendered to AIM.

         Shares of Capital Development are redeemed at their net asset value next computed after a request for redemption in proper form is received by either AFS or AIM Distributors, except that Capital Development shares subject to the contingent deferred sales charge program applicable to purchases of $1,000,000 or more may be subject to the application of deferred sales charges that will be deducted from the redemption proceeds. See the attached Investors Guide to The AIM Family of Funds(R).

         The BCD Fund

         A shareholder may require any of the Baird Mutual Funds to redeem the shareholder's shares in whole or part at any time. Redemption requests must be made in writing and directed to Baird Mutual Funds, c/o Firstar Trust Company. The redemption price is the net asset value next determined after receipt by Firstar Trust Company in its capacity as transfer agent of the written request in proper form with all required documentation. A contingent deferred sales charge is imposed upon the redemption of shares initially purchased without a sales charge because the purchase was (i) $1,000,000 or more with respect to shares of the BCD Fund, (ii) by an investment advisory client (or affiliate of an investment advisory client) of Baird, or (iii) with the proceeds of a redemption of shares of an unrelated mutual fund. The contingent deferred sales charge is imposed in the event of a redemption transaction occurring within 12 months following such a purchase. This contingent deferred sales charge is equal to 1% of the lesser of the net asset value of such shares at the time of purchase or at the time of redemption. For more information, see the BCD Fund prospectus.

                                  RISK FACTORS

         INVESTMENT POLICIES AND RESTRICTIONS - The policies followed by Baird in selecting investments for the BCD Fund are different than those followed by AIM in selecting investments for Capital Development. Additionally, Capital Development may invest more of its total assets in foreign securities than the BCD Fund, and may purchase and sell covered put and call options, which the BCD Fund may not use. See "Comparison Of Investment Objectives And Policies -
 Investment Policies." The investment limitations applicable to the BCD Fund are more restrictive than those applicable to Capital Development, and fewer of the investment limitations applicable to Capital Development are fundamental policies of Capital Development, meaning they can be changed by the board of directors of Capital Development without shareholder approval. See "Comparison Of Investment Objectives And Policies - Investment Restrictions" and "Additional Investment Policies of Capital Development." For these reasons, an investment in Capital Development presents different risks than an investment in the BCD Fund.

         RISK FACTORS REGARDING FOREIGN SECURITIES. Capital Development may invest up to 25% of its total assets in foreign securities, including American Depository Receipts ("ADRs") and European Depository Receipts ("EDRs").
Foreign securities include securities issued and sold primarily outside the United States. Investments by Capital Development in foreign securities, whether denominated in U.S. currencies or foreign currencies, may entail all of the risks set forth below. Investments in ADRs, EDRs or similar securities also may entail some or all of the risks as set forth below.

         Currency Risk. The value of Capital Development's foreign investments will be affected by changes in currency exchange rates. The U.S. dollar value of a foreign security decreases when the value of the U.S. dollar rises against the foreign currency in which the security is denominated, and increases when the value of the U.S. dollar falls against such currency.

         Political and Economic Risk. The economies of many of the countries in which Capital Development may invest are not as developed as the United States economy and may be subject to significantly different forces. Political or social instability, expropriation or confiscatory taxation, and limitations on the removal of funds or other assets could also adversely affect the value of Capital Development's investments.

         Regulatory Risk. Foreign companies are not registered with the SEC and are generally not subject to the regulatory controls imposed on the United States issuers and, as a consequence, there is generally less publicly available information about foreign securities than is available about domestic securities. Foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic companies. Income from foreign securities owned by Capital Development may be reduced by a withholding tax at the source, which tax would reduce dividend income payable to Capital Development's shareholders.

         Market Risk. The securities markets in many of the countries in which Capital Development may invest will have substantially less trading volume than the major United States markets. As a result, the securities of some foreign companies may be less liquid and experience more price volatility than comparable domestic securities. Increased custodian costs as well as administrative costs (such as the need to use foreign custodians) may be associated with the maintenance of assets in foreign jurisdictions. There is generally less government regulation and supervision of foreign stock exchanges, brokers and issuers which may make it difficult to enforce contractual obligations. In addition, transaction costs in foreign securities markets are likely to be higher, since brokerage commission rates in foreign countries are likely to be higher than in the United States.

         Emerging Markets - Capital Development may purchase securities issued by foreign companies located in developing countries in various regions of the world. A "developing country" is a country in the initial stages of its industrial cycle. As compared to investment in the securities markets of developed countries, investment in the securities markets of developing countries involves exposure to markets that may have substantially less trading volume and greater price volatility, economic structures that are less diverse and mature, and political systems that may be less stable. See "Comparison of Investment Objectives and Policies - Additional Information about Capital Development."

         COVERED PUT AND CALL OPTION CONTRACTS. Capital Development may engage in transactions in covered put and call options comprising no more than 25% of the value of its assets. Options are subject to certain risks, including the risk of imperfect correlation between the option and Capital Development's other investments and the risk that there might not be a liquid secondary market for the option when Capital Development seeks to hedge against adverse market movements. In general, options whose strike prices are close to their underlying securities' current values will have the highest trading value, while options whose strike prices are further away may be less liquid. The liquidity of options may also be affected if options exchanges impose trading halts, particularly when markets are volatile. See "Comparison of Investment Objectives and Policies - Additional Information about Capital Development."

         SHORT SELLING AGAINST THE BOX. Although it does not currently intend to do so, Capital Development may engage in short sales against the box.
Capital Development may not pledge more than 10% of its net assets as collateral for such short sales. Since short selling can result in profits when stock prices generally decline, Capital Development in this manner can, to a certain extent, hedge the market risk to the value of its other investments and protect its equity in a declining market. However, Capital Development could, at any given time, suffer both a loss on the purchase or retention of one security, if that security should decline in value, and a loss on a short sale of another security, if the security sold short should increase in value. When a short position is closed out, it may result in a short term capital gain or loss for federal income tax purposes. Moreover, to the extent that in a generally rising market Capital Development maintains short positions in securities rising with the market, the net asset value of Capital Development would be expected to increase to a lesser extent than the net asset value of an investment company that does not engage in short sales.

         ILLIQUID SECURITIES. Capital Development may invest up to 15% of its net assets in illiquid securities. Illiquid securities include securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), securities which are not otherwise readily marketable and repurchase agreements having a maturity longer than seven days. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A mutual fund might also have to register such restricted securities in order to dispose of them resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities. See "Comparison of Investment Objectives and Policies - Additional Information about Capital Development."

         RULE 144A SECURITIES. Capital Development may purchase Rule 144A securities without regard to the limitation on investments in illiquid securities described above under "Illiquid Securities," provided that a determination is made that such securities have a readily available trading market. This Rule permits certain qualified institutional buyers, such as Capital Development, to trade in privately placed securities even though such securities are not registered under the 1933 Act. Investing in Rule 144A securities could have the effect of increasing the amount of Capital Development's investments in illiquid securities if qualified institutional buyers are unwilling to purchase such securities. See "Comparison of Investment Objectives and Policies - Additional Information about Capital Development."

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

INVESTMENT OBJECTIVES

         The investment objective of Capital Development is long-term capital appreciation. Production of income is incidental to Capital Development's investment objective.

         The primary investment objective of the BCD Fund is long-term capital appreciation. Current income is a secondary objective.

INVESTMENT POLICIES

         The investment policies of Capital Development and the BCD Fund, while similar, differ in some important respects.

         Capital Development seeks to achieve its investment objectives by investing in common stock, convertible securities and bonds. In selecting securities for investment by Capital Development, AIM may consider a variety of factors including (1) the growth prospects for a company's products, (2) the economic outlook for its industry, (3) a company's new product development, (4) its operating management capabilities, (5) the relationship between the price of the security and its estimated fundamental value, (6) relevant market, economic and political environments and (7) financial characteristics, such as balance sheet analysis and return on assets. Capital Development will invest primarily in securities of small and medium-sized companies, and may invest in issuers making initial public offerings of their securities if AIM determines that the issuer has good prospects for growth.

         Capital Development may invest up to 25% of its net assets in the securities of issuers domiciled in foreign countries and may engage in the purchase and sale of put and call options in an amount up to 25% of its net assets. Capital Development may also invest up to 10% of its total assets in securities or other registered investment companies.

         The BCD Fund seeks to achieve its primary investment objective of long-term capital appreciation and its secondary objective of current income by investing principally in common stock believed by its investment adviser to be underpriced relative to future growth prospects. Such common stocks frequently will be issued by smaller and medium capitalization companies in the growth stage of development. The BCD Fund also purchases common stocks when the price is significantly below the estimated market value of the issuing corporation's assets less its liabilities on a per share basis. In making a determination that the above criteria is met with respect to a particular common stock, the BCD Fund's investment adviser generally studies the financial statements of the issuing corporation and other companies in the same industry, market trends and economic conditions in general. Since current income is only a secondary objective in the selection of investments for the BCD Fund, a particular issuer's dividend history is not a primary consideration. As a consequence shares of the BCD Fund are not suitable investments for investors needing current income.

         Although the major portion of the BCD Fund's portfolio is ordinarily invested in common stocks, no minimum or maximum percentage of the BCD Fund's assets is required to be invested in common stocks or any other type of security. When its investment adviser believes securities other than common stocks offer opportunity for long-term capital appreciation, the BCD Fund invests in publicly distributed corporate bonds and debentures, preferred stocks, particularly those which are convertible into or carry rights to acquire common stocks, and warrants. The BCD Fund limits its investments in corporate bonds and debentures to those which have been assigned one of the highest three ratings of either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's") and invests in corporate bonds and debentures only when its investment adviser believes interest rates on such investments may decline thereby potentially increasing the market value of the corporate bonds and debentures purchased by the BCD Fund. Under normal market conditions, the BCD Fund expects at all times to have at least 65% of its total assets invested in securities which its investment adviser believes offer opportunity for growth of capital. The BCD Fund may invest up to 10% of its assets in securities of foreign issuers.

INVESTMENT RESTRICTIONS

         Set forth below are certain investment restrictions of the BCD Fund and Capital Development. Several of the investment limitations of the BCD Fund and Capital Development are substantially the same. Unless otherwise noted, the following investment restrictions are applicable to both the BCD Fund and Capital Development and are fundamental policies. Fundamental policies may not be changed without the approval of a majority of such fund's outstanding shares, as defined in the 1940 Act. Certain fundamental policies of the BCD Fund are not fundamental policies of Capital Development, and certain investment restrictions of Capital Development are less restrictive than those of the BCD Fund, which provides Capital Development with greater flexibility in responding to market conditions or events without the added expense and delay involved in a shareholders' meeting. Such flexibility may expose Capital Development to risks to which the BCD Fund is not otherwise exposed. In addition, unless otherwise noted, Capital Development may, from time to time in order to qualify its shares for sale in a particular state, agree to investment restrictions in addition to or more stringent than those set forth below. Such restrictions are not fundamental and may be changed without the approval of shareholders.

         Neither fund may (1) concentrate more than 25% of its assets in the securities of issuers principally engaged in the same industry (this restriction does not apply to obligations issued or guaranteed by the United States Government, its agencies or instrumentalities), (2) underwrite securities of other issuers, (3) purchase any interest in any oil, gas or any other mineral exploration or development program, (4) purchase or retain the securities of any issuer if its officers and directors and the officer and directors of its adviser or distributor who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of the securities of such issuer, (5) invest in warrants, valued at the lower of cost or market, in excess of 5% of the value of its net assets, and no more than 2% of such value may be warrants which are not listed on the New York Stock Exchange or the American Stock Exchange, (6) buy or sell commodities or commodity contracts, and (7) invest more than 5% of its assets in the securities of issuers which have a record of less than three years continuous operation, including the operation of any predecessor business of a company which came into existence as a result of a merger, consolidation, reorganization or purchase of substantially all of the assets of such predecessor business. All of the foregoing investment limitations are fundamental policies of the BCD Fund. Only those investment limitations described in (1), (2) and (6) are fundamental policies of Capital Development.

         The following chart summarizes the differences between the other investment restrictions of the BCD Fund and Capital Development (policies are fundamental policies except where noted):

 INVESTMENT
 RESTRICTION                       CAPITAL DEVELOPMENT                          THE BCD FUND
 -----------                       -------------------                          ------------
 Illiquid and Restricted           May invest up to 15% of its net assets in    May only invest up to 10% of its assets
 Securities  . . . . . . . . .     illiquid securities, including repurchase    in illiquid securities, including
                                   agreements with maturities in excess of      repurchase agreements maturing in more
                                   seven days.  Securities that may be resold   than seven days.  May not invest in
                                   in accordance with Rule 144A under the       restricted securities.  This policy is
                                   Securities Act of 1933, as amended, would    not fundamental.
                                   not be considered illiquid securities,
                                   provided that a determination is made that
                                   such securities have a readily available
                                   trading market.  This policy is not
                                   fundamental.

 Borrowing Money . . . . . . .     May borrow from banks (including its         May not borrow money or issue senior
                                   custodian bank) for temporary or emergency   securities, except that it may borrow
                                   purposes provided that borrowings will not   from banks (not in excess of 5% of the
                                   exceed 33 1/3% of the value of its total     value of its assets) for temporary or
                                   assets.                                      emergency purposes and, if secured,
                                                                                will be secured by not more than 10% of
                                                                                the value of the BCD Fund's total
                                                                                assets.

 Make Loans  . . . . . . . . .     May not make loans except that the           May not make loans of money or
                                   purchase of a portion of an issue of         securities other than the purchase of
                                   publicly distributed bonds, debentures or    publicly traded debt securities or
                                   other debt securities, or purchasing short   entering into repurchase agreements.
                                   term obligations, is not considered to be
                                   a loan, and it may lend its portfolio
                                   securities provided the value of such
                                   loaned securities does not exceed 33 1/3%
                                   of its assets.

 INVESTMENT
 RESTRICTION                       CAPITAL DEVELOPMENT                          THE BCD FUND
 -----------                       -------------------                          ------------
 Margin Purchases; Short Sales;    May not purchase securities on margin.       May not purchase securities on margin.
 Options . . . . . . . . . . .     Although it does not currently intend to     May not make short sales of securities
                                   do so, may make short sales of securities    or write or invest in put or call
                                   provided the aggregate market value of all   options.
                                   securities sold short may not exceed 10%
                                   of its net assets and if at all times when
                                   a short position is open, it owns an equal
                                   amount of the securities sold short.  May
                                   invest in covered put options, covered
                                   call options or any combination thereof.
                                   This policy is not fundamental.

 Investment for                    No corresponding restriction.                May not invest in companies for the
 control . . . . . . . . . . .                                                  purpose of exercising control of
                                                                                management.

 Investment in securities of       No corresponding restriction.                May not purchase or hold securities if
 companies with common officers                                                 its officers or directors, or if
 and directors . . . . . . . .                                                  officers or directors of its investment
                                                                                adviser, are officers or directors of
                                                                                such company.

 Issuer                            With respect to 75% of the value of its      May not invest more than 5% of the
 Diversification . . . . . . .     total assets, taken at market value, will    value of its total assets in securities
                                   not purchase a security if, as a result,     of a single issuer, and may not
                                   more than 5% of its total assets would be    purchase securities of any issuer if,
                                   invested in the securities of any one        as a result of such purchase, it would
                                   issuer, and may not purchase securities of   hold more than 10% of any class of
                                   any issuer if, as a result of such           securities of the issuer, other than
                                   purchase, it would hold more than 10% of     obligations of the United States
                                   any class of securities of the issuer,       Government, its agencies or
                                   except securities issued or guaranteed by    instrumentalities.
                                   the U.S. Government or any of its agencies
                                   or instrumentalities.

 INVESTMENT
 RESTRICTION                       CAPITAL DEVELOPMENT                          THE BCD FUND
 -----------                       -------------------                          ------------
 Investment Company Securities     May invest up to 10% of its assets in        May not purchase securities of other
                                   securities issued by other investment        investment companies except (a) as a
                                   companies.  This policy is not               part of a plan of merger, consolidation
                                   fundamental.                                 or reorganization approved by its
                                                                                shareholders, or (b) securities of
                                                                                registered closed-end investment
                                                                                companies purchased in the open market
                                                                                under certain circumstances, provided
                                                                                that less than 5% of its assets would
                                                                                be invested in securities of closed-end
                                                                                investment companies.

 Real Estate; Real Estate          May not purchase or sell real estate or      May not purchase or sell real estate,
 Interests . . . . . . . . . .     other interests in real estate including     interests in real estate or real estate
                                   real estate limited partnership interests,   mortgage loans and will not make any
                                   except that this restriction does not        investments in real estate limited
                                   preclude investments in marketable           partnerships.
                                   securities of companies engaged in real
                                   estate activities or in master limited
                                   partnership interests that are traded on a
                                   national securities exchange.

 Forward                           May not deal in forward contracts.  This     No corresponding restriction.
 Contracts . . . . . . . . .       policy is not fundamental.

ADDITIONAL INVESTMENT POLICIES OF CAPITAL DEVELOPMENT

     In pursuing its investment objectives, Capital Development may engage in the following types of transactions and make the following investments. The policies stated below are not fundamental policies of Capital Development and may be changed by the Board of Directors of AEF without shareholder approval. Shareholders will be notified before any material change in the investment policies stated below becomes effective.

     SHORT-TERM INVESTMENTS. Capital Development may invest without limitation in short-term instruments, such as treasury bills and other U.S. government and government agency securities, bank obligations, commercial paper and repurchase agreements with a maturity of one year or less, as a reserve for expenses or anticipated redemptions and as a temporary defensive measure when Capital Development's investment adviser deems appropriate. To the extent that Capital Development invests to a significant degree in these instruments, its ability to achieve its investment objective may be adversely effected.

     REPURCHASE AGREEMENTS. Capital Development may enter into repurchase agreements. A repurchase agreement is an instrument under which Capital Development acquires ownership of a debt security and the seller agrees, at the time of the sale, to repurchase the obligation at a mutually agreed upon time and price, thereby determining the yield during Capital Development's holding period. With regard to repurchase transactions, in the event of a bankruptcy or other default of a seller of a repurchase agreement, Capital Development could experience both delays in liquidating the underlying securities and losses, including: (a) a possible decline in the value of the underlying security during the period while Capital Development seeks to enforce its rights thereto; (b) possible subnormal levels of income and lack of access to income during this period; and (c) expenses of enforcing its rights.

     SECURITIES LENDING. Capital Development may lend its portfolio securities in amounts up to one-third of its total assets. Such loans could involve the risks of delay in receiving additional collateral in the event the value of the collateral decreases below the value of the securities loaned or of delay in recovering the securities loaned or even loss of rights in the collateral should the borrowers of the securities fail financially. However, loans will be made only to borrowers deemed by AIM to be of good standing and only when, in AIM's judgment, the income to be earned from the loans justifies the attendant risks.

     STOCK INDEX FUTURES CONTRACTS AND RELATED OPTIONS. Capital Development may purchase and sell stock index futures contracts and may also purchase options on stock index futures as a hedge against changes in market conditions. A stock index futures contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar or other currency amount times the difference between the stock index value at the close of the last trading day of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying stocks in the index is made. Capital Development will only enter into futures contracts, or purchase options thereon, as a hedge against changes resulting from market conditions in the values of the securities held or which Capital Development intends to purchase. Generally, Capital Development may elect to close a position in a futures contract by taking an opposite position which will operate to terminate Capital Development's position in the futures contract. See the Statement of Additional Information for a description of Capital Development's investments in futures contracts and options on futures contracts, including certain related risks. Capital Development may only purchase or sell futures contracts or purchase related options if, immediately thereafter, the sum of the amount of margin deposits and premiums on open positions with respect to futures contracts and related options would not exceed 5% of the market value of Capital Development's total assets.

     OPTION CONTRACTS. Capital Development may write (sell) covered call options, purchase covered put options and engage in strategies employing combinations of covered put and call options. The purpose of such transactions is to hedge against changes in the market value of Capital Development's portfolio securities caused by fluctuating interest rates, fluctuating currency exchange rates and changing market conditions, and to close out or offset existing positions in such options or futures contracts as described below. Capital Development will not engage in such transactions for speculative purposes.

     Capital Development may write (sell) call options and purchase covered call options, but only if such options are covered and remain covered as long as the option is open. A call option is "covered" if Capital Development owns the underlying security covered by the call and a put option is "covered" if Capital Development has segregated cash or other liquid assets in an amount at least equal to the value of the option. If an option expires unexercised, the writer realizes a gain in the amount of the premium received. If the option is exercised, a gain or loss will be recognized from the sale or purchase of the underlying security depending upon the relationship between the market price of the security and strike price of the option. Prior to its expiration, an option may be closed out by means of a purchase of an identical option.

     The investment policies of Capital Development permit the use of options involving securities comprising no more than 25% of the value of Capital Development's net assets. Capital Development's policies with respect to the use options may be changed by the Company's Board of Directors, without shareholder approval.

     ILLIQUID SECURITIES. Capital Development will not invest more than 15% of its net assets in illiquid securities, including repurchase agreements with maturities in excess of seven days.

     RULE 144A SECURITIES. Capital Development may invest in securities that are subject to restrictions on resale because they have not been registered under the 1933 Act. These securities are sometimes referred to as private placements. Although securities which may be resold only to "qualified institutional buyers" in accordance with the provisions of Rule 144A under the 1933 Act are unregistered securities, Capital Development may purchase Rule 144A securities without regard to the limitation on investments in illiquid securities described above under "Illiquid Securities," provided that a determination is made that such securities have a readily available trading market. AIM will determine the liquidity of Rule 144A securities under the supervision of AEF's Board of Directors. The liquidity of Rule 144A securities will be monitored by AIM and if as a result of changed conditions it is determined that a Rule 144A security is no longer liquid, Capital Development's holdings of illiquid securities will be reviewed to determine what, if any, action is required to assure that Capital Development does not exceed its applicable percentage limitation for investments in illiquid securities.

     FOREIGN SECURITIES. Capital Development may invest up to 25% of its total assets in the securities of issuers domiciled in foreign countries. For purposes of computing such limitation, American Depository Receipts, European Depository Receipts and other securities representing underlying securities of foreign issues are treated as foreign securities. These securities will be marketable equity securities (including common and preferred stock, depositary receipts for stock and fixed income or equity securities exchangeable for or convertible into stock) of foreign companies which, with their predecessors, have been in continuous operation for three years or more and which generally are listed on a recognized foreign securities exchange or traded in a foreign over-the-counter market.

     FOREIGN EXCHANGE TRANSACTIONS. Capital Development has authority to deal in foreign exchange between currencies of the different countries in which it will invest as a hedge against possible variations in the foreign exchange rate between those currencies. This may be accomplished through direct purchases or sales of foreign currency, purchases of options on futures contracts with respect to foreign currency, and contractual agreements to purchase or sell a specified currency at a specified future date (up to one year) at a price set at the time of the contract. Such contractual commitments may be forward contracts entered into directly with another party or exchange-traded futures contracts. Capital Development may purchase and sell options on futures contracts or forward contracts which are denominated in a particular foreign currency to hedge the risk of fluctuations in the value of another currency. Capital Development's dealings in foreign exchange will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of foreign currency with respect to specific receivables or payables of Capital Development accruing in connection with the purchase or sale of its portfolio securities, the sale and redemption of shares of Capital Development, or the payment of dividends and distributions by Capital Development. Position hedging is the purchase or sale of foreign currency with respect to portfolio security positions denominated or quoted in a foreign currency. Capital Development will not speculate in foreign exchange, nor commit more than 10% of its total assets to foreign exchange hedges.

     PORTFOLIO TURNOVER.   Any particular security will be sold, and the
proceeds reinvested, whenever such action is deemed prudent from the viewpoint of Capital Development's investment objectives, regardless of the holding period of that security. Capital Development's estimated portfolio turnover
rate is less than 100%.   A higher rate of portfolio turnover may result in
higher transaction costs, including brokerage commissions. Also, to the extent that higher portfolio turnover results in a higher rate of net realized capital gains to Capital Development, the portion of Capital Development's distributions constituting taxable capital gains may increase.

     Reference is made to the Statement of Additional Information for additional descriptions of Capital Development's investment policies and the risks associated with the permitted investments of Capital Development.

                ADDITIONAL INFORMATION ABOUT CAPITAL DEVELOPMENT

MANAGEMENT OF AEF

     The overall management of the business and affairs of Capital Development is vested with AEF's Board of Directors. The Board of Directors approves all significant agreements between Capital Development and persons or companies furnishing services to Capital Development, including the investment advisory agreement with AIM, the administrative services agreement with AIM, the agreement with AIM Distributors regarding distribution of Capital Development's shares, the agreements with State Street Bank and Trust Company as custodian and accounting agent, and the agreement with AFS as transfer agent. The day-to-day operations of Capital Development are delegated to the officers of AEF and to AIM, subject always to the objectives and policies of Capital Development and to the general supervision of AEF's Board of Directors.
Certain trustees and officers of AEF are affiliated with AIM, AIM Distributors and AIM Management. Information concerning the Board of Directors may be found in the Statement of Additional Information.

     Under the terms of the Master Advisory Agreement, AIM supervises all aspects of Capital Development's operations and provides investment advisory services to Capital Development. AIM obtains and evaluates economic, statistical and financial information to formulate and implement investment programs for Capital Development. AIM will not be liable to Capital Development or its shareholders except in the case of AIM's willful misfeasance, bad faith, gross negligence or reckless disregard of duty; provided, however, that AIM may be liable for certain breaches of duty under the 1940 act.

PORTFOLIO MANAGERS

AIM uses a team approach and a disciplined investment process in providing investment advisory services to all of its accounts, including Capital Development. AIM's investment staff consists of 95 individuals. While individual members of AIM's investment staff are assigned primary responsibility for the day-to-day management of each of AIM's accounts, all accounts are reviewed on a regular basis by AIM's Investment Policy Committee to ensure that they are being invested in accordance with the account's and AIM's investment policies. The individuals who are primarily responsible for the day-to-day management of Capital Development and their titles, if any, with AIM or its affiliates and AEF, the length of time they have been responsible for the management, and their years of investment experience and prior experience (if they have been with AIM for less than five years) are discussed below.

     Robert M. Kippes, Robert A. Shelton and Kenneth A. Zschappel are primarily responsible for the day-to-day management of Capital Development. Mr. Kippes is currently senior portfolio manager for AIM Aggressive Growth Fund, AIM Constellation Fund, AIM Global Aggressive Growth Fund, AIM Growth Fund, AIM Summit Fund, AIM Weingarten Fund, AIM V.I. Capital Appreciation Fund and AIM V.I. Growth Fund. He has been associated with AIM and/or its affiliates since 1989 and has six years of experience as an investment professional. Mr. Shelton joined AIM Management Group in 1995 as a portfolio analyst for equity securities, and he serves as an investment officer of A I M Capital Management, Inc. Mr. Shelton has been in the investment business since 1991. Prior to joining AIM, he was a financial analyst for CS First Boston. Mr. Zschappel joined AIM Management Group in 1990. In 1992, he became a portfolio analyst for equity securities specializing in technology and healthcare. Mr. Zschappel currently serves as an assistant vice president of AIM Capital Management, Inc., and senior analyst for equity securities, working with small- and mid-cap growth funds.

DISTRIBUTION

     AEF has entered into a Master Distribution Agreement, dated as of October 18, 1993, as amended (the "Distribution Agreement"), with AIM Distributors, a registered broker-dealer and a wholly-owned subsidiary of AIM. The address of AIM Distributors is 11 Greenway Plaza, Suite 1919, Houston, TX 77046-1173. Certain directors and officers of AEF are affiliated with AIM Distributors. Pursuant to the Distribution

Agreement, AIM Distributors acts as the distributor of shares of Capital Development. The Distribution Agreement provides that AIM Distributors has the exclusive right to distribute the shares of Capital Development through affiliated broker-dealers and through other broker-dealers with whom AIM has entered into selected dealer agreements.

     AEF has adopted a Master Distribution Plan applicable to the shares of Capital Development (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. Under the Plan, AEF may compensate AIM Distributors an aggregate amount of 0.35% of the average daily net assets of Capital Development on an annualized basis for the purpose of financing any activity that is intended to result in the sale of shares of Capital Development. The Plan is designed to compensate AIM Distributors, on a quarterly basis, for certain promotional and other sales-related costs, and to implement a program which provides for periodic payments to selected dealers and financial institutions who furnish continuing personal shareholder services to their customers who purchase and own shares of Capital Development.

     Activities appropriate for financing under the Plan include, but are not limited to, the following: preparation and distribution of advertising material and sales literature; expenses of organizing and conducting sales seminars; overhead of AIM Distributors; printing of prospectuses and statements of additional information (and supplements thereto) and reports for other than existing shareholders; supplemental payments to dealers under a dealer incentive program; and costs of administering the Plan. The fees payable to selected dealers, banks and retirement plan administrators who participate in the program are calculated at the annual rate of 0.25% of the average daily net asset value of Capital Development's shares that are held in the customers accounts of such institutions which were purchased on or after a prescribed date set forth in the Plan.

     The Plan became effective on September 5, 1991, and was most recently amended on December 5, 1995. The Plan provides that payments to dealers and other financial institutions that provide continuing personal shareholder services to their customers who purchase and own shares of Capital Development, in amounts of up to 0.25% of the average net assets of Capital Development attributable to the customers of such dealers or financial institutions may be characterized as a service fee, and that payments to dealers and other financial institutions in excess of such amount and payments to AIM Distributors would be characterized as an asset based sales charge. The Plan also imposes a cap on the total amount of sales charges, including asset-based sales charges, that may be paid by AEF with respect to Capital Development.
The Plan does not obligate Capital Development to reimburse AIM Distributors for the actual expenses AIM Distributors may incur in fulfilling its obligations under the Plan on behalf of Capital Development. Thus, under the Plan even if AIM Distributors' actual expenses exceed the fee payable to AIM Distributors thereunder at any given time, Capital Development will not be obligated to pay more than that fee. If AIM Distributors' expenses are less than the fee it receives, AIM Distributors will retain the full amount of the fee. Payments pursuant to the Plans are subject to any applicable limitations imposed by rules of the National Association of Securities Dealers, Inc.

     Under the Plan, AIM Distributors may in its discretion from time to time agree to waive voluntarily all or any portion of its fee, while retaining its ability to be reimbursed for such fee prior to the end of each fiscal year.

     The Plan may be terminated at any time by a vote of the majority of those directors who are not "interested persons" of AEF or by a vote of the majority of the outstanding shares of Capital Development.

CUSTODIAL AND TRANSFER AGENCY FEES

     State Street Bank and Trust Company ("State Street Bank") serves as custodian for Capital Development. For its custodial services to Capital Development, State Street Bank is entitled to receive a fee calculated at 1/30th of 1% of the first $50 million of such fund's assets, plus 1/60th of 1% of the next $50 million of such fund's net assets, plus 1/100th of 1% of the next $175 million of such fund's assets, plus 1/150th of 1% of the next $1.75 billion of such fund's net assets, plus 1/250th of 1% of such fund's assets over $2 billion. In addition, Capital Development pays special handling fees for the processing of certain types of settlements and the provision of certain special services.

     A I M Fund Services, Inc. ("AFS"), a wholly owned subsidiary of AIM, acts as transfer agent and dividend disbursing agent for Capital Development. For these services, AFS receives a fee calculated primarily on the basis of the aggregate open accounts of Capital Development.

PORTFOLIO BROKERAGE

     AIM may take into account sales of shares of Capital Development and other funds advised by AIM in selecting broker-dealers to effect portfolio transactions on behalf of Capital Development. AIM does not currently intend to utilize an affiliated broker in effecting portfolio transactions for Capital Development. For additional information see "Portfolio Transactions and Brokerage" in the Statement of Additional Information.

SHARES OF AEF

     Capital Development is one of six portfolios of AEF. AEF is an open-end series management investment company organized as a Maryland corporation. On the Record Date, Capital Development had only nominal assets.

     AEF currently consists of six separate portfolios: AIM Charter Fund and AIM Weingarten Fund, each of which has retail classes of shares consisting of Class A and Class B shares and an Institutional Class; AIM Constellation Fund, which has a retail class of shares consisting of Class A shares and an Institutional Class; AIM Aggressive Growth Fund, AIM Blue Chip Fund and AIM Capital Development Fund, each of which have a retail class of shares consisting of Class A shares.

     The authorized capital stock of AEF consists of 7,000,000,000 shares of common stock with a par value of $.001 per share, of which 750,000,000 shares are classified Class A Shares of each investment portfolio, 750,000,000 shares are classified Class B Shares of each of AIM Charter Fund and AIM Weingarten Fund, 200,000,000 shares are classified Institutional Shares of each of AIM Charter Fund, AIM Weingarten Fund and AIM Constellation Fund, and the balance of which are unclassified. Each class of shares of the same portfolio represent interests in that portfolio's assets and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that each class of shares bears differing class-specific expenses, is subject to differing sales loads, conversion features and exchange privileges, and has exclusive voting rights on matters pertaining to the distribution plan for that class. AEF does not issue share certificates unless a shareholder so requests.

     Except as specifically noted above, shareholders of each portfolio are entitled to one vote per share (with proportionate voting for fractional shares), irrespective of the relative net asset value of the different classes of shares, where applicable, of a portfolio. However, on matters affecting one portfolio of AEF or one class of shares, a separate vote of shareholders of that portfolio or class is required. Shareholders of a portfolio or class are not entitled to vote on any matter which does not affect that portfolio or class but which requires a separate vote of another portfolio or class. An example of a matter which would be voted on separately by shareholders of a portfolio is the approval of an advisory agreement, and an example of a matter which would be voted on separately by shareholders of a class of shares is approval of a distribution plan. When issued, shares of each portfolio are fully paid and nonassessable, have no preemptive or subscription rights, and are fully transferable. Other than the automatic conversion of Class B shares to Class A shares, there are no conversion rights. Shares do not have cumulative voting rights, which means that in situations in which shareholders elect directors, holders of more than 50% of the shares voting for the election of directors can elect all of the directors of AEF, and the holders of less than 50% of the shares voting for the election of directors will not be able to elect any directors.

     A portfolio shareholder is entitled to such dividends payable out of the net assets allocable to the portfolio as may be declared by the Board of Directors of AEF. In the event of liquidation or dissolution of AEF, the holders of shares of Capital Development will be entitled to receive pro rata, subject to the rights of creditors, the net assets of AEF allocable to Capital Development. Fractional shares of Capital Development the same rights as full shares to the extent of their proportionate interest.

SHAREHOLDER INQUIRIES

     The toll free number for access to routine account information and shareholder assistance with respect to AEF is (800) 959-4246. Inquiries will be received from 7:30 a.m. to 5:30 p.m. Central Time.

OTHER INFORMATION

     Information on purchases, redemptions and exchanges of shares, determination of net asset value, dividends, distributions, tax matters and other general information with respect to Capital Development can be found in the "Investors Guide to The AIM Family of Funds(R)" attached as Appendix I hereto and incorporated by reference herein.


                   ADDITIONAL INFORMATION ABOUT THE AGREEMENT

TERMS OF THE TRANSACTION

     The terms and conditions under which the Transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as Appendix II to this Proxy Statement/Prospectus.

TRANSFER OF ASSETS

     Capital Development will acquire substantially all of the assets of the BCD Fund in exchange for shares of Capital Development. The actual transfer of assets (the "Closing") is expected to occur on March 29, 1996, at 2:00 p.m. Central Time (the "Effective Time") on the basis of values calculated as of the close of business on the preceding business day in accordance with the policies of Capital Development.

     At the Closing, AEF will issue directly to the shareholders of the BCD Fund that number of shares of Capital Development equal in aggregate net asset value to the aggregate value of the BCD Fund's assets then transferred. The value calculations will be made pursuant to procedures customarily used by Capital Development. Securities for which there is no readily ascertainable market value will be valued by mutual agreement of the BCD Fund and AEF, provided that such value is consistent with AEF's pricing policies. Promptly after the Closing, the BCD Fund will take steps to pay any outstanding liabilities and dissolve its corporate existence. Any assets held by the BCD Fund after the Transaction that are not used to discharge debts of the BCD Fund will be distributed to its shareholders as a dividend, although none is expected. It is expected that the value of each shareholder's account with Capital Development immediately after the Transaction will be the same as the value of such shareholder's account immediately prior to the Transaction.

OTHER TERMS

     The Agreement may be amended without shareholder approval by mutual agreement of the BCD Fund and AEF. If any amendment is made to the Agreement which effects a material change to the Agreement and the Transaction, such change will be submitted to the shareholders for their approval.

     Each of the BCD Fund and AEF have made representations and warranties in the Agreement that are customary in matters such as the Transaction. The obligations of the BCD Fund and AEF pursuant to the Agreement are subject to various conditions, including the following: (a) the assets of the BCD Fund to be acquired by Capital Development shall constitute at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the BCD Fund immediately prior to the Transaction; (b) the transactions contemplated by that certain Agreement and Plan of Reorganization dated December 20, 1995 between Baird Blue Chip Fund, Inc. and AIM Equity Funds, Inc., acting on behalf of AIM Blue Chip Fund, and that certain Agreement and Plan of Reorganization dated December 20, 1995 between The Baird Funds, Inc., acting on behalf of Baird Quality Bond Fund, and AIM Funds Group, acting on behalf of AIM Income Fund, shall have been consummated; (c) the transactions contemplated by that certain Acquisition Agreement dated December 20, 1995 between AIM and Baird shall have been consummated, (d) a post-effective amendment to the registration statement of AEF on Form N-1A filed to register shares of Capital Development to be offered to the public after the Closing Date shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued, and no proceeding for that purpose shall have been initiated or threatened by the SEC; (e) AEF's Registration Statement on Form N-14 under the Securities Act and the 1940 Act shall have been filed with the SEC and such Registration Statement shall have become effective, and no stop-order suspending the effectiveness of the Registration Statement shall have been issued, and no proceeding for that purpose shall have been initiated or threatened by the SEC (and not withdrawn or terminated); (f) the shareholders of the BCD Fund shall have approved the Agreement; (g) upon written request by AEF, the BCD Fund shall, prior to the Closing, have disposed of equity securities held by it to assure that consummation of the Transaction shall not result in the investment portfolios of AEF owning, in the aggregate, ten percent or more of the voting securities of any issuer, or the BCD Fund shall have cooperated and assisted AEF in preparing and filing a notification and report form required by the Hart-Scott-Rodino Antitrust Improvements Act and the waiting periods prescribed by that act shall have passed; and (h) the receipt of an opinion from Ballard Spahr Andrews & Ingersoll that the Transaction will not result in the recognition of gain or loss for Federal income tax purposes for the BCD Fund, Capital Development or their shareholders.

     The BCD Fund and Capital Development have each agreed to bear their respective expenses in connection with the Transaction. Baird has agreed with the BCD Fund that all costs, fees and expenses incurred in connection with the Transaction (aggregated with the costs incurred by other Baird Mutual Funds involved in transactions similar to the Transaction) in excess of $10,000 which are reasonable and of a type normally incurred in transactions of this nature will be borne by Baird. AIM has agreed to pay Baird one-half of those expenses, and all of such expenses in excess of $120,000. The costs and expenses to be borne by the BCD Fund are estimated to be $4,270. The costs and expenses of Capital Development are estimated to be $15,000 - $20,000, and will be treated as a current expense, subject to AIM's agreement to waive fees and reimburse expenses so that total operating expenses as a percentage of net assets will not exceed 1.34% for two years after the Closing.

     The Board of Directors of the BCD Fund may waive without shareholder approval any default by AEF or any failure by AEF to satisfy any of the conditions to the BCD Fund's obligations as long as such a waiver will not have a material adverse effect on the benefits intended under the Agreement for the shareholders of the BCD Fund. The Agreement may be terminated and the Transaction may be abandoned by either the BCD Fund or AEF at any time by mutual agreement of the BCD Fund and AEF, or by either party in the event that the BCD shareholders do not approve the Agreement or if the Closing does not occur on or before June 30, 1996.

     If the Agreement is approved, an account will be established for each shareholder of the BCD Fund containing the appropriate number of shares of Capital Development, which is expected to be the same as the number of shares of the BCD Fund. Such accounts will contain certain information about the shareholder that is identical to the account currently maintained for each shareholder of the BCD Fund.

FEDERAL TAX CONSEQUENCES

     In the opinion of Ballard Spahr Andrews & Ingersoll, the principal Federal income tax consequences that will result from the Transaction, under currently applicable law, are as follows: (i) the Transaction will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986 as amended (the "Code"); (ii) in accordance with Sections 361(a) and 361(c)(1) of the Code, no gain or loss will be recognized by the BCD Fund upon the transfer of its assets to Capital Development; (iii) in accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by any shareholder of the BCD Fund upon the exchange of shares of the BCD Fund solely for shares of Capital Development; (iv) in accordance with Section 358(a) of the Code, the tax basis of the shares of Capital Development to be received by a shareholder of the BCD Fund will be the same as the tax basis of the shares of the BCD Fund surrendered in exchange therefor; (v) in accordance with
Section 1223(1) of the Code, the holding period of the shares of Capital Development to be received by a shareholder of the BCD Fund will include the holding period for which such shareholder held the shares of the BCD Fund exchanged therefor provided that such shares of the BCD Fund are capital assets in the hands of such shareholder as of the Closing Date; (vi) in accordance with Section 1032 of the Code, no gain or loss will be recognized by Capital Development on the receipt of assets of the BCD Fund in exchange for shares of Capital Development; (vii) in accordance with Section 362(b) of the Code, the tax basis of the assets of the BCD Fund in the hands of Capital Development will be the same as the tax basis of such assets in the hands of the BCD Fund immediately prior to the Transaction; (viii) in accordance with Section 1223(2) of the Code, the holding period of the assets of the BCD Fund to be received by Capital Development will include the holding period of such assets in the hands of the BCD Fund immediately prior to the Transaction; and (ix) Capital Development will succeed to and take into account the items of the BCD Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381 through 384 of the Code and the Treasury regulations thereunder.

     The foregoing opinions are conditioned upon the accuracy, as of the date hereof and as of the Closing, of certain representations upon which Ballard Spahr Andrews & Ingersoll have relied in rendering these opinions, which representations include, but are not limited to, the following (taking into account for purposes thereof any events that are part of the plan of reorganization): (A) there is no plan or intention on the part of the shareholders of the BCD Fund to sell, exchange, or otherwise dispose of a number of the shares of Capital Development received by them in the Transaction that would reduce the BCD Fund shareholder's ownership of Capital Development Shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of the formerly outstanding shares of the BCD Fund as of the Closing Date; (B) following the Transaction, Capital Development will continue the historic business of the BCD Fund (for this purpose "historic business" shall mean the business most recently conducted by the BCD Fund which was not entered into in connection with the Transaction) or use a significant portion of the BCD Fund's historic business assets in a business; (C) at the direction of the BCD Fund, Capital Development will issue directly to the BCD Fund's shareholders pro rata the shares of Capital Development that the BCD Fund constructively receives in the Transaction and the BCD Fund will distribute its other properties (if any) to its shareholders on, or as promptly as practicable after, the Closing; (D) Capital Development has no plan or intention to reacquire any of its shares issued in the Transaction, except to the extent that Capital Development is required by the 1940 Act to redeem any of its shares presented for redemption; and (E) Capital Development does not plan or intend to sell or otherwise dispose of any of the assets of the BCD Fund acquired in the Transaction, except for dispositions made in the ordinary course of its business or dispositions necessary to maintain its status as a "regulated investment company" under the Code; and (F) Capital Development, the BCD Fund and the shareholders of the BCD Fund will pay their respective expenses, if any, incurred in connection with the Transaction.

     The foregoing description of the Federal income tax consequences of the Transaction is made without regard to the particular facts and circumstances of any shareholder of the BCD Fund. BCD Fund shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Transaction, including the applicability and effect of state, local, foreign and other tax laws.

ACCOUNTING TREATMENT

     The Transaction will be accounted for on a continuing entity (pooling of interests) basis. Accordingly, the book cost basis to Capital Development of the assets of the BCD Fund will be the same as the book cost basis of such assets to the BCD Fund.


                             RIGHTS OF SHAREHOLDERS

ELECTION OF DIRECTORS AND ANNUAL SHAREHOLDER MEETINGS

     If the charter or bylaws so provide, Maryland corporate law does not require annual meetings of shareholders of registered investment companies to elect directors in any year in which election of directors is not required under the 1940 Act. As a result, AEF's bylaws provide that annual shareholders' meetings are held only when required by Federal or state law or when otherwise deemed necessary by the Board of Directors. Similarly, Wisconsin corporate law provides that, if the articles of incorporation or bylaws of a registered investment company so provide, it may operate without an annual meeting of shareholders if an annual meeting is not required by the 1940 Act. The BCD Fund has adopted the appropriate provisions in its Bylaws and is not required to hold an annual meeting of shareholders to elect directors unless otherwise required by the 1940 Act.

TERMS OF DIRECTORS

     Maryland law provides that each director shall hold office until his or her successor is duly elected and qualified. Wisconsin law provides that each director shall hold office until the next annual meeting of shareholders and until his or her successor shall have been elected and, if necessary, qualified, or until there is a decrease in the number of directors. As discussed above, Capital Development is not required to hold annual meetings of shareholders to elect directors unless otherwise required by the 1940 Act.

VACANCIES OF DIRECTORS

     In accordance with Maryland law, AEF's Bylaws provide that the Board of Directors may fill vacancies created by an increase in the number of Directors on the Board until their successors are duly elected and qualify. Under Maryland law, a majority of the remaining directors may also fill a vacancy resulting from any cause other than an increase in the number of directors. Maryland law also provides that shareholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director.

     Under Wisconsin law, any vacancy of the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by
(a) the shareholders; (b) the Board of Directors; or (c) if the directors remaining in office constitute fewer than a quorum of the Board, the directors, by the affirmative vote of a majority of all directors remaining in office.

REMOVAL OF DIRECTORS

     Maryland corporate law generally permits removal of a director by the holders of not less than a majority of a company's outstanding shares. AEF's Charter provides that directors may only be removed for cause. Wisconsin corporate law generally permits, and the BCD Fund's Bylaws provide for, the removal of a director by shareholders, with or without cause, if approved by a majority of votes cast.

SPECIAL MEETINGS OF SHAREHOLDERS

     In accordance with Maryland law, AEF's Bylaws provide that a special meeting of shareholders may be called by the Board of Directors, Chairman of the Board or the President, and shall be called upon the written request of the holders of at least 10% of AEF's outstanding shares. Wisconsin law provides that a special meeting of shareholders may be called by the Board of Directors or any person authorized by a corporation's Bylaws. The BCD Fund's Bylaws authorize the President to call a special meeting of shareholders. Wisconsin law also provides that a special meeting of shareholders shall be called upon the written request of the holders of at least 10% of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

LIABILITY OF DIRECTORS AND OFFICERS

     AEF's Charter provides that directors and officers of AEF shall not be liable to AEF or its shareholders for damages for any act or omission or any conduct whatsoever in their capacity as directors or officers, except for liability to the corporation or shareholders due to willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. AEF's Charter provides for the indemnification of directors and officers to the fullest extent of Maryland law. Maryland law provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:
(1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty; or (2) the director actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Maryland law allows, and AEF's Bylaws provide for the indemnification of officers to the same extent as directors.

     Wisconsin law provides that the directors of the BCD Fund are not liable for any breach of, or failure to perform, any duty resulting solely from his or her status as director, unless the person asserting liability proves that the breach or failure to perform constitutes: (1) willful failure to deal fairly with the BCD Fund in connection with a matter in which the director has a material conflict of interest; (2) a violation of criminal law (unless the director had reasonable cause to believe that the conduct was lawful or no reasonable cause to believe that the conduct was unlawful); (3) a transaction from which the director derived improper personal profit; or (4) wilful misconduct. Neither Wisconsin corporate law nor the BCD Fund's Articles or Bylaws specifically limits the liability of officers. Wisconsin law provides for the indemnification of a director or officer, to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding. Additionally, a corporation shall indemnify a director or officer against liability incurred by the director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of the corporation, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the circumstances enumerated above relating to liability of directors.

SHAREHOLDER LIABILITY

     Wisconsin corporate law generally shields shareholders from liability for a corporation's obligations. Under Wisconsin law, however, a shareholder may be liable to the extent that he or she knowingly receives any distribution which exceeds the amount which he or she could properly received under Wisconsin law. A shareholder may also be liable, up to an amount equal to the par value of shares owned by the shareholder, for all debts owing to employees of the corporation for services performed for such corporation, but not exceeding six months' service in any one case. There is no similar provision of Maryland law.

SUPERMAJORITY VOTING PROVISIONS

     AEF's Charter does not require supermajority voting on any matter. Wisconsin law requires a supermajority vote of the shareholders to approve a merger or share exchange unless the shareholders receive a "fair price" for their shares or the corporation's articles of incorporation contain a provision expressly electing not to be governed by such supermajority provisions. The Baird Fund's Articles of Incorporation do not contain a provision opting out of such supermajority voting provisions. The transfer of substantially all of the assets of a Wisconsin corporation does not require approval by a supermajority vote of its shareholders. The Transaction involves the transfer of substantially all of the assets of the BCD Fund to Capital Development.

DISSENTERS' RIGHTS

     Under Maryland corporate law, shareholders of an open-end investment company registered with the SEC, such as AEF, do not have dissenters' rights, provided that shares involved in a transaction giving rise to dissenters' rights are valued at net asset value.

     Although there is no similar provision under Wisconsin corporate law, the SEC takes the position that Rule 22c-1 under the 1940 Act effectively preempts dissenters' rights permitted by Wisconsin corporate law. Instead, shareholders have the right to redeem their shares. See "COMPARISON OF THE BCD FUND AND CAPITAL DEVELOPMENT - Redemption Procedures."

AMENDMENT TO ORGANIZATIONAL DOCUMENTS

     AEF has reserved in its Charter the right from time to time to amend, alter, change, add to, or repeal any provision contained in its Charter, including any amendment that alters the contract rights, as expressly set forth in its Charter, of any outstanding stock, and all rights conferred on shareholders and others therein granted subject to these reservations. The directors of AEF may approve amendments to the Charter to increase authorized capital, change AEF's name, classify or reclassify unissued shares or redesignate the name of a class of stock without shareholder approval. Other amendments to AEF's Charter will be adopted if approved by a majority of all the votes entitled to be cast on the amendments.

     The Board of Directors of the BCD Fund may propose amendments to the Articles of Incorporation for submission to shareholders, which submission may be conditioned on any basis. To be adopted, an amendment must be approved by a majority of votes actually cast. Wisconsin law allows the Board of Directors to amend the Articles of Incorporation without shareholder action to extend the duration of the corporation, delete the names and addresses of initial directors and incorporators, make certain changes to the BCD Fund's registered agent, change each share of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding or the aggregate preferences and relative rights of that class are not increased to the prejudice of the outstanding shares of any other class, make minor changes to the corporate name, or create one or more series of shares and determine the numbers of shares of such series and the designations, preferences, limitations and relative rights thereof as authorized in the BCD Fund's Articles of Incorporation.


              OWNERSHIP OF CAPITAL DEVELOPMENT AND BCD FUND SHARES

OWNERSHIP OF SHARES

     AIM provided the initial capitalization of Capital Development, which was nominal as of the date of this Proxy Statement/Prospectus, and owned all the outstanding shares of beneficial interest of Capital Development. Although Capital Development expects that the sale of its shares to the public pursuant to its prospectus will reduce the percentage of such shares owned by AIM to less than 1% of the total shares outstanding, as long as AIM owns over 25% of the shares of Capital Development that are outstanding, it may be presumed to be in "control" of Capital Development, as defined in the 1940 Act.

     As of November 30, 1995, Robert W. Baird & Co. Incorporated, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202 owned of record,
1,169,581 shares of the BCD Fund, or 48.97% of the outstanding shares of the BCD Fund.

     Listed below is the name, address and percent ownership of each person who as of November 30, 1995, to the knowledge of the BCD Fund, owned beneficially 5% or more of the outstanding shares of the BCD Fund:

                                                 Number of                      Percent Beneficial
          Name and Address                      Shares Owned                         Ownership
          ----------------                      ------------                         ---------
 Baird Capital Participation Plan              122,335 Shares                          5.12%
 777 East Wisconsin Avenue
 Milwaukee, WI 53202

     OWNERSHIP OF OFFICERS AND DIRECTORS

     To the best of the knowledge of the BCD Fund, the beneficial ownership of shares of the BCD Fund by officers or directors of the BCD Fund as a group constituted less than 1% of the outstanding shares of the BCD Fund as of the date of this Proxy Statement/Prospectus. To the best of the knowledge of AEF, the beneficial ownership of shares of Capital Development by officers and directors of AEF as a group constituted less than 1% of the outstanding shares of Capital Development as of the date of this Proxy Statement/Prospectus.


                                 CAPITALIZATION

     The following table sets forth as of September 30, 1995, (i) the capitalization of the BCD Fund, and (ii) the pro forma capitalization of Capital Development (i.e., assuming Capital Development was in existence on September 30, 1995) as adjusted to give effect to the transactions contemplated by the Agreement.

                                                                      PRO FORMA
                                                     BCD               CAPITAL
                                                    FUND             DEVELOPMENT
                                                    ----             ------------
Net Assets  . . . . . . . . . . . . .             $58,645,724         $58,645,724
Shares Outstanding  . . . . . . . . .               2,234,499           2,234,499
Net Asset Value Per Share . . . . . .                  $26.25              $26.25


                                 LEGAL MATTERS

         Certain legal matters concerning the issuance of shares of Capital Development will be passed upon by Ballard Spahr Andrews & Ingersoll, 1735 Market Street, 51st Floor, Philadelphia, PA 19103-7599.


         INFORMATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

         This Proxy Statement/Prospectus and the related Statement of Additional Information do not contain all the information set forth in the registration statements and the exhibits relating thereto and annual reports which the BCD Fund has filed with the SEC pursuant to the requirements of the 1933 Act and the 1940 Act, to which reference is hereby made. The SEC file number for the BCD Fund's registration statement containing the BCD Fund's Prospectus and Statement of Additional Information relating to the BCD Fund is Registration No. 2-89614. Such Prospectus and Statement of Additional Information are incorporated herein by reference. The registration statement of AEF relating to Capital Development, Registration No. 2-25469, has been filed with the SEC but has not yet been declared effective.

         The BCD Fund and AEF are subject to the informational requirements of the 1940 Act and in accordance therewith file reports and other information with the SEC. Reports, proxy statements, registration statements and other information filed by the BCD Fund and AEF may be inspected without charge and copied at the public reference facilities maintained by the SEC at Room 1014, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549, and at the following regional offices of the SEC: 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661.
Copies of such material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549 at the prescribed rates.


                   ADDITIONAL INFORMATION ABOUT THE BCD FUND

GENERAL

         For more information with respect to the BCD Fund concerning the following topics, please refer to the BCD Fund prospectus as indicated: (i) see the "Introduction", "Investment Objectives and Policies of Baird Capital Development" and "Portfolio Securities and Practices" for further general information regarding the BCD Fund; (ii) see the discussion "Management of the Funds," "- Baird Capital Development Fund," "- Administration of Baird Mutual Funds," "Expense Information," and "Purchase of Shares" for further information regarding management of the BCD Fund; (iii) see the discussion "Managements Discussion of Performance of the Funds - Baird Capital Development" for further information regarding management's discussion of the BCD Fund's performance;
(iv) see "Dividend Reinvestment" and "Dividends, Distributions and Taxes" for further information regarding the capital stock of the BCD Fund; (v) see the discussion "Management of the Funds," "- Baird Capital Development Fund" and "- Administration of Baird Mutual Funds," "Determination of Net Asset Value,"

"Purchase of Shares," "Redemption and Repurchase of Shares," "Reinstatement Privilege," "Dividend Reinvestment" and "Systematic Withdrawal Plan," "Automatic Exchange Plan," "Exchange Privileges," "Individual Retirement Account and Simplified Employee Pension Plan" and "Defined Contribution Retirement and 401(k) Plan" for further information regarding the purchase, redemption or repurchase of shares of the BCD Fund.

FINANCIAL INFORMATION

         Certain financial information for the BCD Fund is set forth below. This information has been audited by Price Waterhouse LLP for the periods indicated therein. This information should be read in conjunction with the financial statements and the notes thereto included in the Statement of Additional Information.

                  SELECTED BCD FUND PER SHARE DATA AND RATIOS

         Certain condensed financial information is presented below as to income, expense and capital changes of the BCD Fund, on a per share basis, and related data for each of the fiscal years ended September 30, 1995. This information has been audited by Price Waterhouse LLP, independent auditors, whose report thereon is included in the Statement of Additional Information of the BCD Fund.

                                                                  Years Ended September 30
                                                 ---------------------------------------------------------
                                                 1995         1994         1993          1992         1991
                                                 ----         ----         ----          ----         ----
 Net Asset Value, Beginning of Period  . . .     $23.54       $23.27        $21.67        $21.35      $15.38

   Income from Investment Operations:
     Net Investment Income (Loss)  . . . . .       0.07         0.04          0.04          0.11        0.13
     Net Gains (Losses) on Securities
        (both realized and unrealized)(1)  .       3.78         0.80          3.54          2.17        6.77
                                                   ----         ----          ----          ----        ----
         Total from Investment
           Operations  . . . . . . . . . . .       3.85         0.84          3.58          2.28        6.90
   Less Distributions:
     Dividends from net investment
      income . . . . . . . . . . . . . . . .      (0.02)       (0.04)        (0.08)        (0.10)      (0.20)
     Distributions from net realized gains.       (1.12)       (0.53)        (1.90)        (1.86)      (0.73)
                                                  ------       ------        ------        ------      ------
         Total Distributions . . . . . . . .      (1.14)       (0.57)        (1.98)        (1.96)      (0.93)
                                                  ------       ------        ------        ------      ------
 Net Asset Value, End of Period  . . . . . .     $26.25       $23.54        $23.27        $21.67      $21.35
                                                 ======       ======        ======        ======      ======
 Total Return(2) . . . . . . . . . . . . . .      17.2%         3.7%         17.9%         11.6%       47.8%
 Ratios/Supplemental Data:
   Net Assets, End of Period(3)  . . . . . .     58,546       53,807        52,169        38,236      26,713
   Ratio of Expenses to Average Net
    Assets(4)  . . . . . . . . . . . . . . .       1.3%         1.4%          1.4%          1.6%        1.7%
   Ratio of Net Investment Income (Loss)
    to Average Net Assets  . . . . . . . . .       0.3%         0.2%          0.2%          0.5%        0.7%
   Portfolio Turnover Rate . . . . . . . . .      20.4%        29.5%         25.2%         47.7%       64.1%

                                                                  Years Ended September 30
                                                 -------------------------------------------------------
                                                 1990        1989         1988          1987        1986
                                                 ----        ----         ----          ----        ----
 Net Asset Value, Beginning of Period  . . .    $19.16       $14.81        $18.50       $15.44      $13.33

   Income from Investment Operations:
     Net Investment Income (Loss)  . . . . .      0.19         0.14         (0.03)       (0.04)      (0.12)
     Net Gains (Losses) on Securities
        (both realized and unrealized)(1)  .     (3.86)        4.21         (2.54)        3.19        4.28
                                                 ------        ----         ------        ----        ----
         Total from Investment
           Operations  . . . . . . . . . . .     (3.67)        4.35         (2.57)        3.15        4.16
   Less Distributions:
     Dividends from net investment
      income . . . . . . . . . . . . . . . .     (0.11)         --             --           --          --
     Distributions from net realized gains.         --          --          (1.12)       (0.09)      (2.05)
                                                 ------        ----         ------        ----        ----
         Total Distributions . . . . . . . .     (0.11)         --          (1.12)       (0.09)      (2.05)
                                                 ------        ----         ------        ----        ----
 Net Asset Value, End of Period  . . . . . .    $15.38       $19.16        $14.81       $18.50      $15.44
                                                ======       ======        ======       ======      ======
 Total Return(2) . . . . . . . . . . . . . .    (19.3%)       29.4%        (12.8%)       20.6%       35.8%
 Ratios/Supplemental Data:
   Net Assets, End of Period(3)  . . . . . .    18,454       21,372        18,868       23,052      10,233
   Ratio of Expenses to Average Net
    Assets(4)  . . . . . . . . . . . . . . .      1.7%         1.7%          2.3%         2.5%        2.1%
   Ratio of Net Investment Income (Loss)
    to Average Net Assets  . . . . . . . . .      1.1%         0.3%         (0.6%)       (0.4%)      (0.5%)
   Portfolio Turnover Rate . . . . . . . . .     63.8%        50.5%         55.6%        80.1%       41.9%

__________

(1) On a per share basis this amount may not agree with the net realized and unrealized gains (losses) experienced on the portfolio securities for the period because of the timing of sales and repurchases of the BCD Fund's shares in relation to fluctuating market values of the portfolio.
(2)      Total return does not include sales load.
(3)      Numbers in thousands.
(4) Includes a maximum 1% distribution fee through December 12, 1985, maximum .75% distribution fee from June 21, 1986 through September 30, 1988, and a maximum .45% distribution fee beginning October 1, 1988.

MANAGEMENT DISCUSSION AND ANALYSIS OF PERFORMANCE

         Capital Development has been created for the purpose of acquiring the investment portfolio of the BCD Fund, and it has not conducted any prior business operations. Reproduced below is a discussion of the performance of the BCD Fund for its fiscal year ended September 30, 1995, that was prepared by its officers and investment adviser and included in its Annual Report dated October 26, 1995.

                 A very good stock market through June turned great through September. If the year had ended at quarter-end, it would be the 16th best year since 1925 for the S&P 500.

                 Strong advances in all sectors of the market were again dominated by the technology stocks. Forty stocks, mostly technology and less than 1% of the 4,800 NASDAQ stocks, accounted for half of the NASDAQ performance. Net asset value per share of Baird Capital Development Fund increased 17.1% during the nine months ended September 30, 1995. In recent weeks, some of the most visible of the large technology stocks have undergone fairly sizable declines, and disappointing earnings forecasts by some of the more economically sensitive companies have raised concerns about the effect of the slowing economy on corporate earnings.

                 In July, we felt that the decline in rates had pretty much run its course. During the third quarter, bonds just about earned the coupons, i.e. very little price change. We don't expect much change in coming months. With the arm-wrestling over the Federal Budget coming to a head over the next few weeks, there will likely be some volatility in the bond market, reflecting the ebb and flow of investor sentiment.

                 While we are comfortable with the fundamental outlook for our portfolio companies, in recent months we have found more companies that should be sold than purchased. There have, however, been several new purchases, and as is customary, we discuss below several of our companies, both old and new.

                 Bandag, Inc. -- Bandag is the world's largest manufacturer of tread rubber used in making retreads for the truck and bus markets. Users of retreaded tires purchase them over new tires because of the inherent cost advantage. A retread is approximately one third the price of a new tire, with an almost identical life. Bandag is the dominant supplier in the retread market in the United States, with an over 50% market share. Its 600+ dealer network in the United States provides it with a consistent high quality, high profitability product with very strong cash flows. Sixty percent of Bandag's total sales comes from the United States, with the balance split evenly between Western Europe and the rest of the world. With Bandag's extremely strong cash flow, the Company has bought back over 55% of the outstanding shares over the last 18 years, over 1.6 million shares this year alone. Selling at approximately 11.5 times next year's estimate, we think this is a very attractively priced security in this market.

                 Banta Corp. -- Banta Corp. is the country's eighth largest printer, with annualized revenues approaching $1 billion. Banta, a Fortune 500 company, has pursued aggressive growth over the last decade, and now serves the book and magazine commercial printing markets, as well as several small specialty markets. It is the number one or two company in all markets it currently serves, and has continued to invest aggressively in new technology at a rate twice that at which the overall industry has invested. This has allowed the Company to grow almost twice as fast as the printing industry. The Company should achieve internal growth of 12% in sales, and 13-15% in earnings over the next 3-5 years. Growth has been achieved through both internally developed markets and acquisitions. Through acquisitions over the last twelve months, the Company has significantly increased its share of the software manual business for companies such as Microsoft and Apple, which should be a plus for the next several years. We expect Banta's revenue this year to approach $960 million, with next year's gain to over $1.1 billion, and earnings in 1996 of $3.10 to $3.15 per share. Selling at 12.5 times the 1996 estimate, we view this Company as attractively valued.

                 Browning-Ferris Industries, Inc. (BFI) -- BFI is a leading solid waste management company with approximately $6 billion in revenue, operating in 45 states and 12 countries. Roughly half of the sales come from collection, 15% from disposal, 13% from recycling, 5% from medical waste and the rest from international operations, where the Company has been aggressively expanding. The industry remains surprisingly fragmented, despite the large size of BFI and WMX (Waste Management). In the North American market alone there is over $12 billion of municipal solid waste business not controlled by these two companies. Overseas opportunities are plentiful. Entrance into the industry tends to be difficult due to substantial transportation infrastructure spending, landfill costs, regulatory and environmental compliance. Solid waste management is a great business in that revenues tend to repeat, customers value the service more than it costs them, the economies of scale are good, and it provides an essential service. Some volatility should be expected due to the economy and the fluctuating prices of post-consumer recycled goods. Currently BFI is attractively priced at 6.5 times EBITDA (earnings before interest, taxes, depreciation and amortization) and 14 times next year's earnings.

                 Haemonetics Corp.-- Haemonetics is the world leader in automated blood processing, with an installed base of over 24,000 systems which use more than 9 million disposable sets per year. These one-time use, sterile, proprietary sets comprise approximately 85% of sales. The Company sells to three markets: surgical blood salvage, blood component therapy, and plasma collection. Concerns about the safety and efficacy of the blood supply -- in virtually every country -- should continue to drive demand. The trend toward fewer donors increases the need for Haemonetics' systems as they provide significantly more efficient harvesting of blood components than whole blood collection. Currently, 75% of blood is still collected manually, which results in less efficient blood collection -- in the case of platelets, one-eighth as much. Automated blood techniques are not currently allowed for red blood cells, but the Company is awaiting approval from the FDA for just such a system. The Company has a rich history of innovation and achievement. Earnings have compounded in excess of 20% over the past five years. Although recent growth has been somewhat less, we think the Company can grow earnings at a 15% clip over the next three to four years. With a P/E of 15 and a great balance sheet, the stock looks attractive.

                 SunGard Data Systems -- SunGard is in the information services business, specifically investment support software and services, disaster recovery services, and health care information systems. The Company's investment products help banks, brokerage firms and other financial entities track and manage securities trading as well as trust and mutual fund accounting. Deregulation of world financial markets and increased security complexity create attractive future growth prospects. SunGard has consistently led the disaster recovery industry in terms of growth and profitability, and has recently been aggressively rolling out midrange and network-based backup systems to supplement their strong mainframe backup business. Disaster recovery is a detailed and often complex planning process, involving much more than "hot-site" computer backup systems. As information systems become more strategic in importance, the need for disaster planning increases. The Company recently entered the health care information field, concentrating on work-flow and imaging systems. All of SunGard's businesses are characterized by recurring revenue (usually under multi-year contracts), excellent margins and above average growth. Over the past five years, SunGard's revenues and earnings have both compounded at 14% and pretax margins have averaged nearly 15%.
         We believe that
         over a long term time frame, SunGard can maintain this level of performance. The stock remains attractive relative to the market.

                                                                    APPENDIX I

 THE TOLL-FREE NUMBER FOR ACCESS TO ROUTINE ACCOUNT INFORMATION AND SHAREHOLDER
                                 ASSISTANCE IS
             (800) 959-4246 (7:30 A.M. TO 5:30 P.M. CENTRAL TIME).

                               INVESTOR'S GUIDE
                         TO THE AIM FAMILY OF FUNDS(R)
--------------------------------------------------------------------------------

INTRODUCTION TO THE AIM FAMILY OF FUNDS

  THE AIM FAMILY OF FUNDS consists of the following mutual funds:

            AIM AGGRESSIVE GROWTH FUND           AIM INCOME FUND
            AIM BALANCED FUND                    AIM INTERMEDIATE GOVERNMENT FUND
            AIM BLUE CHIP FUND                   AIM INTERNATIONAL EQUITY FUND
            AIM CAPITAL DEVELOPMENT FUND         AIM LIMITED MATURITY TREASURY SHARES
            AIM CHARTER FUND                     AIM MONEY MARKET FUND*
            AIM CONSTELLATION FUND               AIM MUNICIPAL BOND FUND
            AIM GLOBAL AGGRESSIVE GROWTH FUND    AIM TAX-EXEMPT BOND FUND OF CONNECTICUT
            AIM GLOBAL GROWTH FUND               AIM TAX-EXEMPT CASH FUND*
            AIM GLOBAL INCOME FUND               AIM TAX-FREE INTERMEDIATE SHARES
            AIM GLOBAL UTILITIES FUND            AIM VALUE FUND
            AIM GROWTH FUND                      AIM WEINGARTEN FUND
            AIM HIGH YIELD FUND

* Shares of AIM TAX-EXEMPT CASH FUND, and Class C shares of AIM MONEY MARKET FUND, are offered to investors at net asset value, without payment of a sales charge, as described below. Other funds, including the Class A and Class B shares of AIM MONEY MARKET FUND, are sold with an initial sales charge or subject to a contingent deferred sales charge upon redemption, as described below.

  IT IS IMPORTANT FOR SHAREHOLDERS CONSIDERING AN EXCHANGE TO CAREFULLY REVIEW THE PROSPECTUS OF THE FUND WHOSE SHARES WILL BE ACQUIRED IN AN EXCHANGE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SHARES OF ANY FUND OTHER THAN THE FUND(S) NAMED ON THE COVER PAGE OF THIS PROSPECTUS.

--------------------------------------------------------------------------------

HOW TO PURCHASE SHARES

  HOW TO OPEN AN ACCOUNT. In order to purchase shares of any of The AIM Family of Funds ("AIM Funds"), an investor must submit a fully completed new Account Application form directly to A I M Fund Services, Inc. ("AFS" or the "Transfer Agent") or through any dealer authorized by A I M Distributors, Inc. ("AIM Distributors") to sell shares of the AIM Funds.

  Accounts submitted without a correct, certified taxpayer identification number or, alternatively, a completed IRS Form W-8 (for non-resident aliens) or Form W-9 (certifying exempt status) accompanying the registration information will be subject to backup withholding. See the Account Application for applicable Internal Revenue Service penalties. The minimum initial investment is $500, except for accounts initially established through an Automatic Investment Plan, which requires a special authorization form (see "Special Plans") and for certain retirement accounts. The minimum initial investment for accounts established with an Automatic Investment Plan is $50. The minimum initial investment for an Individual Retirement Account ("IRA") is $250. There are no minimum initial investment requirements applicable to money-purchase/profit-sharing plans, 401(k) plans, IRA/Simplified Employee Pension ("SEP") accounts, 403(b) plans or 457 (state deferred compensation) plans (except that the minimum initial investment for salary deferrals for such plans is $25), or for investment of dividends and distributions of any of the AIM Funds into any existing AIM Funds account.

  AFS' mailing address is:

                              A I M Fund Services, Inc.
                              P.O. Box 4739
                              Houston, TX 77210-4739

  For additional information or assistance, investors should call the Client Services Department of AFS at one of the following telephone numbers:

                               (713) 626-1919 Extension 5224 (in Houston)
                               (800) 959-4246 (elsewhere)

                                                                        BF 12/95

  Shares of any AIM Funds not named on the cover of this Prospectus are offered pursuant to separate prospectuses. Copies of other prospectuses may be obtained by calling (713) 626-1919, Extension 5001 (in Houston) or (800) 347-4246
(elsewhere).

  HOW TO PURCHASE ADDITIONAL SHARES. The minimum investment for subsequent purchases is $50. The minimum employee salary deferral investment for participants in money-purchase/profit sharing plans, 401(k), IRA/SEP, 403(b) or 457 plans is $25. There are no such minimum investment requirements for investment of dividends and distributions of any of the AIM Funds into any other existing AIM Funds account.

  Additional shares may be purchased directly through AIM Distributors or through any dealer who has entered into an agreement with AIM Distributors. Direct investments may be made by mail or by wiring payment to AFS as follows:

  SUBSEQUENT PURCHASES BY MAIL: Investors must indicate their account number and the name of the Fund being purchased. The remittance slip from a confirmation statement should be used for this purpose, and sent to AFS.

  PURCHASES BY WIRE: To insure prompt credit to his account, an investor or his dealer should call AFS' Client Services Department at (800) 959-4246 prior to sending a wire to receive a reference number for the wire. The following wire instructions should be used:

Beneficiary Bank ABA/Routing #:   113000609
Beneficiary Account Number:       00100366807
Beneficiary Account Name:         AIM Fund Services, Inc.
RFB:                              Fund name, Reference Number (16 character limit)
OBI:                              Shareholder Name, Shareholder Account Number
                                  (70 character limit)

  If wires are received after 4:00 p.m. Eastern Time or during a bank holiday, purchases will be confirmed at the price determined on the next business day of the applicable AIM Fund.

--------------------------------------------------------------------------------

TERMS AND CONDITIONS OF PURCHASE OF THE AIM FUNDS

  Shares of the AIM Funds, including Class A shares (the "Class A shares") of AIM AGGRESSIVE GROWTH FUND, AIM BALANCED FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND, AIM CHARTER FUND, AIM CONSTELLATION FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL INCOME FUND, AIM GLOBAL UTILITIES FUND, AIM GROWTH FUND, AIM HIGH YIELD FUND, AIM INCOME FUND, AIM INTERMEDIATE GOVERNMENT FUND, AIM INTERNATIONAL EQUITY FUND, AIM MONEY MARKET FUND, AIM MUNICIPAL BOND FUND, AIM VALUE FUND and AIM WEINGARTEN FUND, (other than AIM AGGRESSIVE GROWTH FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND and AIM CONSTELLATION FUND, collectively, the "Multiple Class Funds") may be purchased at their respective net asset value plus a sales charge as indicated below, except that shares of AIM TAX-EXEMPT CASH FUND and Class C shares (the "Class C shares") of AIM MONEY MARKET FUND are sold without a sales charge and Class B shares (the "Class B shares") of the Multiple Class Funds are sold at net asset value subject to a contingent deferred sales charge payable upon certain redemptions. These contingent deferred sales charges are described under the caption "How to Redeem Shares -- Multiple Distribution System." Securities dealers and other persons entitled to receive compensation for selling or servicing shares of a Multiple Class Fund may receive different compensation for selling or servicing one particular class of shares over another class in the same Multiple Class Fund. Factors an investor should consider prior to purchasing Class A or Class B shares (or, if applicable, Class C shares) of a Multiple Class Fund are described below under "Special Information Relating to Multiple Class Funds." For information on purchasing any of the AIM Funds and to receive a prospectus, please call (713) 626-1919, Extension 5001 (in Houston) or (800) 347-4246 (elsewhere). As described below, the sales charge otherwise applicable to a purchase of shares of a fund may be reduced if certain conditions are met. In order to take advantage of a reduced sales charge, the prospective investor or his dealer must advise AIM Distributors that the conditions for obtaining a reduced sales charge have been met. Net asset value is determined in the manner described under the caption "Determination of Net Asset Value." The following tables show the sales charge and dealer concession at various investment levels for the AIM Funds.

                                                                        BF 12/95

SALES CHARGES AND DEALER CONCESSIONS

  GROUP I. Certain AIM Funds are currently sold with a sales charge ranging from 5.50% to 2.00% of the offering price on purchases of less than $1,000,000. These AIM Funds include Class A shares of each of AIM AGGRESSIVE GROWTH FUND, AIM BLUE CHIP FUND, AIM CAPITAL DEVELOPMENT FUND, AIM CHARTER FUND, AIM CONSTELLATION FUND, AIM GLOBAL UTILITIES FUND, AIM GROWTH FUND, AIM INTERNATIONAL EQUITY FUND, AIM MONEY MARKET FUND, AIM VALUE FUND and AIM WEINGARTEN FUND.

                                                 INVESTOR'S        DEALER
                                                SALES CHARGE     CONCESSION
                                           --------------------- ----------
                                              AS A       AS A       AS A
                                           PERCENTAGE PERCENTAGE PERCENTAGE
                                               OF         OF         OF
                                              THE        THE        THE
                                             PUBLIC      NET       PUBLIC
     AMOUNT OF INVESTMENT IN                OFFERING    AMOUNT    OFFERING
       SINGLE TRANSACTION                    PRICE     INVESTED    PRICE
---------------------------------            -----     --------    -----
             Less than $   25,000            5.50%      5.82%      4.75%
$ 25,000 but less than $   50,000            5.25       5.54       4.50
$ 50,000 but less than $  100,000            4.75       4.99       4.00
$100,000 but less than $  250,000            3.75       3.90       3.00
$250,000 but less than $  500,000            3.00       3.09       2.50
$500,000 but less than $1,000,000            2.00       2.04       1.60

  There is no sales charge on purchases of $1,000,000 or more; however, AIM Distributors may pay a dealer concession and/or advance a service fee on such transactions. See "All Groups of AIM Funds." Purchases of $1,000,000 or more are at net asset value, subject to a contingent deferred sales charge of 1% if shares are redeemed prior to 18 months from the date such shares were purchased, as described under the caption "How to Redeem Shares -- Contingent Deferred Sales Charge Program for Large Purchases."

  GROUP II. Certain AIM Funds are currently sold with a sales charge ranging from 4.75% to 2.00% of the offering price on purchases of less than $1,000,000. These AIM Funds are: AIM TAX-EXEMPT BOND FUND OF CONNECTICUT; and the Class A shares of each of AIM BALANCED FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL INCOME FUND, AIM HIGH YIELD FUND, AIM INCOME FUND, AIM INTERMEDIATE GOVERNMENT FUND and AIM MUNICIPAL BOND FUND.

                                                 INVESTOR'S        DEALER
                                                SALES CHARGE     CONCESSION
                                           --------------------- ----------
                                              AS A       AS A       AS A
                                           PERCENTAGE PERCENTAGE PERCENTAGE
                                               OF         OF         OF
                                              THE        THE        THE
                                             PUBLIC      NET       PUBLIC
     AMOUNT OF INVESTMENT IN                OFFERING    AMOUNT    OFFERING
       SINGLE TRANSACTION                    PRICE     INVESTED    PRICE
---------------------------------            -----     --------    -----
             Less than $   50,000            4.75%      4.99%      4.00%
$ 50,000 but less than $  100,000            4.00       4.17       3.25
$100,000 but less than $  250,000            3.75       3.90       3.00
$250,000 but less than $  500,000            2.50       2.56       2.00
$500,000 but less than $1,000,000            2.00       2.04       1.60

  There is no sales charge on purchases of $1,000,000 or more; however, AIM Distributors may pay a dealer concession and/ or advance a service fee on such transactions. See "All Groups of AIM Funds." Purchases of $1,000,000 or more are at net asset value, subject to a contingent deferred sales charge of 1% if shares are redeemed prior to 18 months from the date such shares were purchased, as described under the caption "How to Redeem Shares -- Contingent Deferred Sales Charge Program for Large Purchases."

  GROUP III. Certain AIM Funds are currently sold with a sales charge ranging from 1.00% to 0.50% of the offering price on purchases of less than $1,000,000. These AIM Funds are AIM LIMITED MATURITY TREASURY SHARES and AIM TAX-FREE INTERMEDIATE SHARES.

                                                 INVESTOR'S        DEALER
                                                SALES CHARGE     CONCESSION
                                           --------------------- ----------
                                              AS A       AS A       AS A
                                           PERCENTAGE PERCENTAGE PERCENTAGE
                                               OF         OF         OF
                                              THE        THE        THE
                                             PUBLIC      NET       PUBLIC
     AMOUNT OF INVESTMENT IN                OFFERING    AMOUNT    OFFERING
       SINGLE TRANSACTION                    PRICE     INVESTED    PRICE
---------------------------------            -----     --------    -----
             Less than $  100,000            1.00%      1.01%      0.75%
$100,000 but less than $  250,000            0.75       0.76       0.50
$250,000 but less than $1,000,000            0.50       0.50       0.40

  There is no sales charge on purchases of $1,000,000 or more; however, AIM Distributors may pay a dealer concession and/ or advance a service fee on such transactions.

                                                                        BF 12/95

  ALL GROUPS OF AIM FUNDS. AIM Distributors may elect to re-allow the entire initial sales charge to dealers for all sales with respect to which orders are placed with AIM Distributors during a particular period. Dealers to whom substantially the entire sales charge is re-allowed may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933.

  In addition to amounts paid to dealers as a dealer concession out of the initial sales charge paid by investors, AIM Distributors may, from time to time, at its expense or as an expense for which it may be compensated under a distribution plan, if applicable, pay a bonus or other consideration or incentive to dealers who sell a minimum dollar amount of the shares of the AIM Funds during a specified period of time. In some instances, these incentives may be offered only to certain dealers who have sold or may sell significant amounts of shares. At the option of the dealer, such incentives may take the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives and their families to places within or outside the United States. The total amount of such additional bonus payments or other consideration shall not exceed 0.25% of the public offering price of the shares sold. Any such bonus or incentive programs will not change the price paid by investors for the purchase of the applicable AIM Fund's shares or the amount that any particular AIM Fund will receive as proceeds from such sales. Dealers may not use sales of the AIM Funds' shares to qualify for any incentives to the extent that such incentives may be prohibited by the laws of any state.

  AIM Distributors may make payments to dealers and institutions who are dealers of record for purchases of $1 million or more of Class A shares (or shares which normally involve payment of initial sales charges), which are sold at net asset value and are subject to a contingent deferred sales charge, for all AIM Funds other than AIM LIMITED MATURITY TREASURY SHARES and AIM TAX-FREE INTERMEDIATE SHARES as follows: 1% of the first $2 million of such purchases, plus 0.80% of the next $1 million of such purchases, plus 0.50% of the next $17 million of such purchases, plus 0.25% of amounts in excess of $20 million of such purchases. See "Contingent Deferred Sales Charge Programs for Large Purchases." AIM Distributors may make payments to dealers and institutions who are dealers of record for purchases of $1,000,000 or more of shares which normally involve payment of initial sales charges, and which are sold at net asset value and are not subject to a contingent deferred sales charge, in an amount up to 0.10% of such purchases of shares of AIM LIMITED MATURITY TREASURY SHARES, and in an amount up to 0.25% of such purchases of shares of AIM TAX-FREE INTERMEDIATE SHARES.

  AIM Distributors may pay sales commissions to dealers and institutions who sell Class B shares of the AIM Funds at the time of such sales. Payments with respect to Class B shares will equal 4.0% of the purchase price of the Class B shares sold by the dealer or institution, and will consist of a sales commission equal to 3.75% of the purchase price of the Class B shares sold plus an advance of the first year service fee of 0.25% with respect to such shares. The portion of the payments to AIM Distributors under the Class B Plan which constitutes an asset-based sales charge (0.75%) is intended in part to permit AIM Distributors to recoup a portion of such sales commissions plus financing costs.

  TIMING OF PURCHASE ORDERS. Orders for the purchase of shares of an AIM Fund (other than the Money Market Funds, as described below) received by dealers prior to 4:00 p.m. Eastern Time on any business day of an AIM Fund and either received by AIM Distributors in its Houston, Texas office prior to 5:00 p.m. Central Time on that day or transmitted by dealers to the Transfer Agent through the facilities of the National Securities Clearing Corporation ("NSCC") by 7:00 p.m. Eastern Time on that day, will be confirmed at the price determined as of the close of that day. Orders received by dealers after 4:00 p.m. Eastern Time will be confirmed at the price determined on the next business day of the AIM Fund. It is the responsibility of the dealer to ensure that all orders are transmitted on a timely basis to AIM Distributors or to the Transfer Agent through the facilities of NSCC. Any loss resulting from the dealer's failure to submit an order within the prescribed time frame will be borne by that dealer. Please see "How to Purchase Shares -- Purchases by Wire" for information on obtaining a reference number for wire orders, which will facilitate the handling of such orders and ensure prompt credit to an investor's account. A "business day" of an AIM Fund is any day on which the New York Stock Exchange ("NYSE") is open for business. It is expected that the NYSE will be closed during the next twelve months on Saturdays and Sundays and on the days on which New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day are observed by the NYSE.

  An investor who uses a check to purchase shares will be credited with the full number of shares purchased at the time of receipt of the purchase order, as previously described. However, in the event of a redemption or exchange of such shares, the investor may be required to wait up to ten business days before the redemption proceeds are sent. This delay is necessary in order to ensure that the check has cleared. If the check does not clear, or if any investment order must be cancelled due to nonpayment, the investor will be responsible for any resulting loss to an AIM Fund or to AIM Distributors.

  SPECIAL INFORMATION RELATING TO MULTIPLE CLASS FUNDS. The Multiple Class Funds, other than AIM MONEY MARKET FUND, currently offer two classes of shares, and AIM MONEY MARKET FUND currently offers three classes of shares, through separate distribution systems (the "Multiple Distribution System"). Although the Class A and Class B shares (and with respect to AIM MONEY MARKET FUND, Class C shares) of a particular Multiple Class Fund represent an interest in the same portfolio of investments, each class is subject to a different distribution structure and, as a result, differing expenses. This Multiple Distribution System allows investors to select the class that is best suited to the investor's needs and objectives. In considering the options afforded by the Multiple Distribution System, investors should consider both the applicable initial sales charge or contingent deferred sales charge, as well as the ongo-

                                                                        BF 12/95
ing expenses borne by Class A or Class B shares and, if applicable, Class C shares, and other relevant factors, such as whether his or her investment goals are long-term or short-term.

     CLASS A SHARES are sold subject to the initial sales charges described above and are subject to the other fees and expenses described herein. Class A shares of AIM MONEY MARKET FUND are designed to meet the needs of an investor who wishes to establish a dollar cost averaging program, pursuant to which Class A shares an investor owns may be exchanged at net asset value for Class A shares of another Multiple Class Fund or shares of another AIM Fund which is not a Multiple Class Fund, subject to the terms and conditions described under the caption "Exchange Privilege -- Terms and Conditions of Exchanges."

     CLASS B SHARES are sold without an initial sales charge. Thus, the entire purchase price of Class B shares is immediately invested in Class B shares. Class B shares are subject, however, to Class B Plan payments of 1.00% per annum on the average daily net assets of a Multiple Class Fund attributable to Class B shares. See the discussion under the caption
     "Management -- Distribution Plans." In addition, Class B shares redeemed within six years from the date such shares were purchased are subject to a contingent deferred sales charge ranging from 5% for redemptions made within the first year to 1% for redemptions made within the sixth year. No contingent deferred sales charge will be imposed if Class B shares are redeemed after six years from the date such shares were purchased. Redemptions of Class B shares and associated charges are further described under the caption "How to Redeem Shares -- Multiple Distribution System."

     Class B shares will automatically convert into Class A shares of the same Multiple Class Fund (together with a pro rata portion of all Class B shares acquired through the reinvestment of dividends and distributions) eight years from the end of the calendar month in which the purchase of Class B shares was made. Following such conversion of their Class B shares, investors will be relieved of the higher Class B Plan payments associated with Class B shares. See "Management -- Distribution Plans."

     CLASS C SHARES of AIM MONEY MARKET FUND are sold without an initial sales charge and are not subject to a contingent deferred sales charge. Such shares are, however, subject to the other fees and expenses described in the prospectus for AIM MONEY MARKET FUND.

  SPECIAL INFORMATION RELATING TO MONEY MARKET FUNDS. Shares of AIM MONEY MARKET FUND or AIM TAX-EXEMPT CASH FUND (the "Money Market Funds") are purchased or exchanged at the net asset value next determined after acceptance of an order for purchase or exchange in proper form, except for Class A shares of AIM MONEY MARKET FUND, which are sold with a sales charge. Net asset value is normally determined at 12:00 noon and 4:00 p.m. Eastern Time on each business day of AIM MONEY MARKET FUND and at 4:00 p.m. Eastern Time on each business day of AIM TAX-EXEMPT CASH FUND. Because each Money Market Fund uses the amortized cost method of valuing the securities it holds and rounds its per share net asset value to the nearest whole cent, it is anticipated that the net asset value of the shares of such funds will remain constant at $1.00 per share. However, there is no assurance that either Money Market Fund can maintain a $1.00 net asset value per share. In order to earn dividends with respect to AIM MONEY MARKET FUND on the same day that a purchase is made, purchase payments in the form of federal funds must be received by the Transfer Agent before 12:00 noon Eastern Time on that day. See "How to Purchase Shares -- Purchases by Wire." Purchases made by payments in any other form, or payments in the form of federal funds received after such time, will begin to earn dividends on the next business day following the date of purchase. The Money Market Funds generally will not issue share certificates but will record investor holdings in noncertificate form and regularly advise the shareholder of his ownership position. Class B shares of AIM MONEY MARKET FUND are designed for temporary investment as part of an investment program in the Class B shares and, unlike shares of most money market funds, are subject to a contingent deferred sales charge as well as Rule 12b-1 distribution fees and service fees.

  SHARE CERTIFICATES. Share certificates for all AIM Funds will be issued upon written request by a shareholder to AIM Distributors or the Transfer Agent. Otherwise, such shares will be held on the shareholder's behalf by the applicable AIM Fund(s) and be recorded on the books of such fund(s). See "Exchange Privilege -- Exchanges by Telephone" and "How to Redeem
Shares -- Redemptions by Telephone" for restrictions applicable to shares issued in certificate form. Please note that certificates will not be issued for shares held in prototype retirement plans.

  MINIMUM ACCOUNT BALANCE. If (1) an account opened in a fund has been in effect for at least one year and the shareholder has not made an additional purchase in that account within the preceding six calendar months and (2) the value of such account drops below $500 for three consecutive months as a result of redemptions or exchanges, the fund has the right to redeem the account, after giving the shareholder 60 days' prior written notice, unless the shareholder makes additional investments within the notice period to bring the account value up to $500.

REDUCTIONS IN INITIAL SALES CHARGES

  Reductions in the initial sales charges shown in the sales charge tables (quantity discounts) apply to purchases of shares of the AIM Funds that are otherwise subject to an initial sales charge, provided that such purchases are made by a "purchaser" as hereinafter defined. Purchases of shares of AIM TAX-EXEMPT CASH FUND, Class C shares of AIM MONEY MARKET FUND and Class B shares of the Multiple Class Funds will not be taken into account in determining whether a purchase qualifies for a reduction in initial sales charges.

                                                                        BF 12/95

  The term "purchaser" means:

  o an individual and his or her spouse and minor children, including any trust established exclusively for the benefit of any such person; or a pension, profit-sharing, or other benefit plan established exclusively for the benefit of any such person, such as an IRA, a single-participant money-purchase/profit-sharing plan or an individual participant in a 403(b) Plan (unless such 403(b) plan qualifies as the purchaser as defined below);

  o a 403(b) plan, the employer/sponsor of which is an organization described under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), provided that:

        a. the employer/sponsor must submit contributions for all participating employees in a single contribution transmittal (i.e., the funds will not accept contributions submitted with respect to individual participants);

        b. each transmittal must be accompanied by a single check or wire transfer; and

        c. all new participants must be added to the 403(b) plan by submitting an application on behalf of each new participant with the contribution transmittal;

  o a trustee or fiduciary purchasing for a single trust, estate or single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code, SEP, Salary Reduction and other Elective Simplified Employee Pension accounts ("SARSEP")) and 457 plans, although more than one beneficiary or participant is involved;

  o any other organized group of persons, whether incorporated or not, provided the organization has been in existence for at least six months and has some purpose other than the purchase at a discount of redeemable securities of a registered investment company; or

  o the discretionary advised accounts of A I M Advisors, Inc. ("AIM") or A I M Capital Management, Inc. ("AIM Capital").

  Investors or dealers seeking to qualify orders for a reduced initial sales charge must identify such orders and, if necessary, support their qualification for the reduced charge. AIM Distributors reserves the right to determine whether any purchaser is entitled, by virtue of the foregoing definition, to the reduced sales charge. No person or entity may distribute shares of the AIM Funds without payment of the applicable sales charge other than to persons or entities who qualify for a reduction in the sales charge as provided herein.

  (1) LETTERS OF INTENT. A purchaser, as previously defined, may pay reduced initial sales charges by completing the appropriate section of the account application and by fulfilling a Letter of Intent ("LOI"). The LOI privilege is also available to holders of the Connecticut General Guaranteed Account, established for tax qualified group annuities, for contracts purchased on or before June 30, 1992. The LOI confirms such purchaser's intention as to the total investment to be made in shares of the AIM Funds (except for (i) AIM TAX-EXEMPT CASH FUND and Class C shares of AIM MONEY MARKET FUND and
(ii) Class B shares of the Multiple Class Funds) within the following 13 consecutive months. By marking the LOI section on the account application and by signing the account application, the purchaser indicates that he understands and agrees to the terms of the LOI and is bound by the provisions described below.

  Each purchase of fund shares normally subject to an initial sales charge made during the 13-month period will be made at the public offering price applicable to a single transaction of the total dollar amount indicated by the LOI, as described under "Sales Charges and Dealer Concessions." It is the purchaser's responsibility at the time of purchase to specify the account numbers that should be considered in determining the appropriate sales charge. The offering price may be further reduced as described under "Rights of Accumulation" if the Transfer Agent is advised of all other accounts at the time of the investment. Shares acquired through reinvestment of dividends and capital gains distributions will not be applied to the LOI. At any time during the 13-month period after meeting the original obligation, a purchaser may revise his intended investment amount upward by submitting a written and signed request. Such a revision will not change the original expiration date. By signing an LOI, a purchaser is not making a binding commitment to purchase additional shares, but if purchases made within the 13-month period do not total the amount specified, the investor will pay the increased amount of sales charge as described below. Purchases made within 90 days before signing an LOI will be applied toward completion of the LOI. The LOI effective date will be the date of the first purchase within the 90-day period. The Transfer Agent will process necessary adjustments upon the expiration or completion date of the LOI. Purchases made more than 90 days before signing an LOI will be applied toward completion of the LOI based on the value of the shares purchased calculated at the public offering price on the effective date of the LOI.

  To assure compliance with the provisions of the 1940 Act, out of the initial purchase (or subsequent purchases if necessary) the Transfer Agent will escrow in the form of shares an appropriate dollar amount (computed to the nearest full share). All dividends and any capital gain distributions on the escrowed shares will be credited to the purchaser. All shares purchased, including those escrowed, will be registered in the purchaser's name. If the total investment specified under this LOI is completed within the 13-month period, the escrowed shares will be promptly released. If the intended investment is not completed, the purchaser will pay the Transfer Agent the difference between the sales charge on the specified amount and the amount actually purchased. If the purchaser does not pay such difference within 20 days of the expiration date, he irrevocably constitutes and appoints the Transfer Agent as his attorney to surrender for redemption any or all shares, to make up such difference within 60 days of the expiration date.

                                                                        BF 12/95

  If at any time before completing the LOI Program, the purchaser wishes to cancel the agreement, he must give written notice to AIM Distributors. If at any time before completing the LOI Program the purchaser requests the Transfer Agent to liquidate or transfer beneficial ownership of his total shares, a cancellation of the LOI will automatically be effected. If the total amount purchased is less than the amount specified in the LOI, the Transfer Agent will redeem an appropriate number of escrowed shares equal to the difference between the sales charge actually paid and the sales charge that would have been paid if the total purchases had been made at a single time.

  (2) RIGHTS OF ACCUMULATION. A "purchaser," as previously defined, may also qualify for reduced initial sales charges based upon such purchaser's existing investment in shares of any of the AIM Funds (except for (i) AIM TAX-EXEMPT CASH FUND and Class C shares of AIM MONEY MARKET FUND and (ii) Class B shares of the Multiple Class Funds) at the time of the proposed purchase. Rights of Accumulation are also available to holders of the Connecticut General Guaranteed Account, established for tax-qualified group annuities, for contracts purchased on or before June 30, 1992. To determine whether or not a reduced initial sales charge applies to a proposed purchase, AIM Distributors takes into account not only the money which is invested upon such proposed purchase, but also the value of all shares of the AIM Funds (except for (i) AIM TAX-EXEMPT CASH FUND and Class C shares of AIM MONEY MARKET FUND and (ii) Class B shares of the Multiple Class Funds) owned by such purchaser, calculated at their then current public offering price. If a purchaser so qualifies for a reduced sales charge, the reduced sales charge applies to the total amount of money then being invested by such purchaser and not just to the portion that exceeds the breakpoint above which a reduced sales charge applies. For example, if a purchaser already owns qualifying shares of any AIM Fund with a value of $20,000 and wishes to invest an additional $20,000 in a fund with a maximum initial sales charge of 5.50%, the reduced initial sales charge of 5.25% will apply to the full $20,000 purchase and not just to the $15,000 in excess of the $25,000 breakpoint. To qualify for obtaining the discount applicable to a particular purchase, the purchaser or his dealer must furnish AFS with a list of the account numbers and the names in which such accounts of the purchaser are registered at the time the purchase is made.

  PURCHASES AT NET ASSET VALUE. Purchases of shares of any of the AIM Funds at net asset value (without payment of an initial sales charge) may be made in connection with: (a) the reinvestment of dividends and distributions from a fund (see "Dividends, Distributions and Tax Matters"); (b) exchanges of shares of certain other funds (see "Exchange Privilege"); (c) use of the reinstatement privilege (see "How to Redeem Shares"); or (d) a merger, consolidation or acquisition of assets of a fund.

  Shareholders of record of Class A shares of AIM WEINGARTEN FUND and AIM CONSTELLATION FUND on September 8, 1986, and shareholders of record of Class A shares of AIM CHARTER FUND on November 17, 1986, may purchase additional Class A shares of the particular AIM Fund(s) whose shares they owned on such date, at net asset value (without payment of a sales charge) for as long as they continuously own Class A shares of such AIM Fund(s) having a market value of at least $500. In addition, discretionary advised clients of any investment advisors whose clients held Class A shares of AIM WEINGARTEN FUND or AIM CONSTELLATION FUND on September 8, 1986, or who held Class A shares of AIM CHARTER FUND on November 17, 1986, and have held such Class A shares at all times subsequent to such date, may purchase Class A shares of the applicable AIM Fund(s) at the net asset value of such shares.

  The following persons may purchase shares of the AIM Funds through AIM Distributors without payment of an initial sales charge: (a) A I M Management Group Inc. ("AIM Management") and its affiliated companies; (b) any current or retired officer, director, trustee or employee, or any member of the immediate family (including spouse, minor children, parents and parents of spouse) of any such person, of AIM Management or its affiliates or of certain mutual funds which are advised or managed by AIM, or any trust established exclusively for the benefit of such persons; (c) any employee benefit plan established for employees of AIM Management or its affiliates; (d) any current or retired officer, director, trustee or employee, or any member of the immediate family (including spouse, minor children, parents and parents of spouse) of any such person, or of CIGNA Corporation or of any of its affiliated companies, or of First Data Investor Services Group (formerly The Shareholders Services Group, Inc.); (e) any investment company sponsored by CIGNA Investments, Inc. or any of its affiliated companies for the benefit of its directors' deferred compensation plans; (f) discretionary advised clients of AIM or AIM Capital; (g) registered representatives and employees of dealers who have entered into agreements with AIM Distributors (or financial institutions that have arrangements with such dealers with respect to the sale of shares of the AIM Funds) and any member of the immediate family (including spouse, minor children, parents and parents of spouse) of any such person, provided that purchases at net asset value are permitted by the policies of such person's employer; and (h) certain broker-dealers, investment advisers or bank trust departments that provide asset allocation or similar specialized investment services to their customers, that charge a minimum annual fee for such services, and that have entered into an agreement with AIM Distributors with respect to their use of the AIM Funds in connection with such services.

  In addition, shares of any AIM Fund may be purchased at net asset value, without payment of a sales charge, by pension, profit-sharing or other employee benefit plans created pursuant to a plan qualified under Section 401 of the Code or plans under Section 457 of the Code, or employee benefit plans created pursuant to Section 403(b) of the Code and sponsored by nonprofit organizations defined under Section 501(c)(3) of the Code. Such plans will qualify for purchases at net asset value provided that (1) the initial amount invested in the fund(s) is at least $1,000,000, (2) the sponsor signs a $1,000,000 LOI, or
(3) such shares are purchased by an employer-sponsored plan with at least 100 eligible employees. Section 403(b) plans sponsored by public educational institutions will not be eligible for net asset value purchases based on the aggregate investment made by the plan or the number of eligible employees. Participants in such plans will be eligible for reduced sales charges based solely on the aggregate value of their individual investments in the applicable AIM Fund. PLEASE NOTE THAT TAX-EXEMPT FUNDS ARE NOT APPROPRIATE INVESTMENTS FOR SUCH PLANS. AIM

                                                                        BF 12/95

Distributors may pay investment dealers or other financial service firms up to 1.00% of the net asset value of any shares of the Load Funds (as defined on page A-10 herein), up to 0.10% of the net asset value of any shares of AIM LIMITED MATURITY TREASURY SHARES, and up to 0.25% of the net asset value of any shares of all other AIM Funds sold at net asset value to an employee benefit plan in accordance with this paragraph.

  Class A shares of AIM WEINGARTEN FUND and AIM CONSTELLATION FUND may be deposited at net asset value, without payment of a sales charge, in G/SET series unit investment trusts, whose portfolios consist exclusively of Class A shares of AIM WEINGARTEN FUND or AIM CONSTELLATION FUND and stripped United States Treasury issued notes or bonds bearing no current interest ("Treasury Obligations"). Class A shares of such funds may also be purchased at net asset value by other unit investment trusts approved by the Board of Directors of AIM Equity Funds, Inc. Unit holders of such trusts may elect to invest cash distributions from such trusts in Class A shares of AIM WEINGARTEN FUND or AIM CONSTELLATION FUND at net asset value, including: (a) distributions of any dividend income or other income received by such trusts; (b) distributions of any net capital gains received in respect of Class A shares of AIM WEINGARTEN FUND or AIM CONSTELLATION FUND and proceeds of the sale of Class A shares of AIM WEINGARTEN FUND or AIM CONSTELLATION FUND used to redeem units of such trusts; and (c) proceeds from the maturity of the Treasury Obligations at the termination dates of such trusts. Prior to the termination dates of such trusts, a unit holder may invest the proceeds from the redemption or repurchase of his units in Class A shares of AIM WEINGARTEN FUND or AIM CONSTELLATION FUND at net asset value, provided: (a) that the investment in Class A shares of AIM WEINGARTEN FUND or AIM CONSTELLATION FUND is effected within 30 days of such redemption or repurchase; and (b) that the unit holder or his dealer provides AIM Distributors with a letter which: (i) identifies the name, address and telephone number of the dealer who sold to the unit holder the units to be redeemed or repurchased; and (ii) states that the investment in Class A shares of AIM WEINGARTEN FUND or AIM CONSTELLATION FUND is being funded exclusively by the proceeds from the redemption or repurchase of units of such trusts.

  FOR ANY FUND NAMED ON THE COVER PAGE OF THIS PROSPECTUS, AIM DISTRIBUTORS AND ITS AGENTS RESERVE THE RIGHT AT ANY TIME (1) TO WITHDRAW ALL OR ANY PART OF THE OFFERING MADE BY THIS PROSPECTUS; (2) TO REJECT ANY PURCHASE OR EXCHANGE ORDER OR TO CANCEL ANY PURCHASE DUE TO NONPAYMENT OF THE PURCHASE PRICE; (3) TO INCREASE, WAIVE OR LOWER THE MINIMUM INVESTMENT REQUIREMENTS; OR (4) TO MODIFY ANY OF THE TERMS OR CONDITIONS OF PURCHASE OF SHARES OF SUCH FUND. For any fund named on the cover page, AIM Distributors and its agents will use their best efforts to provide notice of any such actions through correspondence with broker-dealers and existing shareholders, supplements to the AIM Funds' prospectuses, or other appropriate means, and will provide sixty (60) days' notice in the case of termination or material modification to the exchange privilege discussed under the caption "Exchange Privilege."

--------------------------------------------------------------------------------

SPECIAL PLANS

  Except as noted below, each AIM Fund provides the special plans described below for the convenience of its shareholders. Once established, there is no obligation to continue to invest through a plan, and a shareholder may terminate a plan at any time.

  Special plan applications and further information, including details of any fees which are charged to a shareholder investing through a plan, may be obtained by written request, directed to AFS at the address provided under "How to Purchase Shares," or by calling the Client Services Department of AFS at the phone numbers provided under "How to Purchase Shares." IT IS RECOMMENDED THAT A SHAREHOLDER CONSIDERING ANY OF THE PLANS DESCRIBED HEREIN CONSULT A TAX ADVISOR BEFORE COMMENCING PARTICIPATION IN SUCH A PLAN.

  SYSTEMATIC WITHDRAWAL PLAN. Under a Systematic Withdrawal Plan, a shareholder who owns Class A shares of a Multiple Class Fund, Class C shares of AIM Money Market Fund, or shares of another AIM Fund can arrange for monthly, quarterly or annual checks in any amount (but not less than $50) to be drawn against the balance of his account in the designated AIM Fund. Shareholders who own Class B shares of a Multiple Class Fund can only arrange for monthly or quarterly withdrawals under a Systematic Withdrawal Plan. Payment of this amount is normally made on or about the tenth or the twenty-fifth day of each month in which a payment is to be made. A minimum account balance of $5,000 is required to establish a Systematic Withdrawal Plan, but there is no requirement thereafter to maintain any minimum investment. No contingent deferred sales charge with respect to Class B shares of a Multiple Class Fund will be imposed on withdrawals made under a Systematic Withdrawal Plan, provided that the amounts withdrawn under such a plan do not exceed on an annual basis 12% of the account value at the time the shareholder elects to participate in the Systematic Withdrawal Plan. Systematic Withdrawal Plans with respect to Class B shares that exceed on an annual basis 12% of such account will be subject to a contingent deferred sales charge on the amounts exceeding 12% of the initial account value.

  Under a Systematic Withdrawal Plan, all shares are to be held by the Transfer Agent and all dividends and distributions are reinvested in shares of the applicable AIM Fund by the Transfer Agent. To provide funds for payments made under the Systematic Withdrawal Plan, the Transfer Agent redeems sufficient full and fractional shares at their net asset value in effect at the time of each such redemption.

  Payments under a Systematic Withdrawal Plan constitute taxable events. Since such payments are funded by the redemption of shares, they may result in a return of capital and in capital gains or losses, rather than in ordinary income. Because sales charges are

                                                                        BF 12/95
imposed on additional purchases of shares (other than Class B Shares and Class C Shares of the Multiple Class Funds), it is disadvantageous to effect such purchases while a Systematic Withdrawal Plan is in effect.

  The Systematic Withdrawal Plan may be terminated at any time upon 10 days' prior notice to AFS. Each AIM Fund bears its share of the cost of operating the Systematic Withdrawal Plan. Each AIM Fund reserves the right to initiate a fee for each withdrawal (not to exceed its cost), but there is no present intent to do so.

  AUTOMATIC INVESTMENT PLAN. Shareholders who wish to make monthly or quarterly investments may establish an Automatic Investment Plan. Under this plan, on or about the tenth and/or twenty-fifth day of the applicable month, a draft is drawn on the shareholder's bank account in the amount specified by the shareholder (minimum $50 per investment, per account). The proceeds of the draft are invested in shares of the designated AIM Fund at the applicable offering price determined on the date of the draft. An Automatic Investment Plan may be discontinued upon 10 days' prior notice to the Transfer Agent or AIM Distributors.

  AUTOMATIC DIVIDEND INVESTMENT PLAN. Shareholders may elect to have all dividends and distributions declared by an AIM Fund paid in cash or invested at net asset value, without payment of an initial sales charge, either in shares of the same AIM Fund or invested in shares of another AIM Fund. For each of the Multiple Class Funds, dividends and distributions attributable to Class A shares may be reinvested in Class A shares of the same fund, in Class A shares of another Multiple Class Fund or in shares of another AIM Fund which is not a Multiple Class Fund; dividends and distributions attributable to Class B shares may be reinvested in Class B shares of the same fund or in Class B shares of another Multiple Class Fund; and dividends and distributions attributable to Class C shares of AIM MONEY MARKET FUND may be reinvested in additional shares of such fund, in Class A shares of another Multiple Class Fund or in shares of another AIM Fund which is not a Multiple Class Fund. See "Dividends, Distributions and Tax Matters -- Dividends and Distributions" for a description of payment dates for these options. In order to qualify to have dividends and distributions of one AIM Fund invested in shares of another AIM Fund, the following conditions must be satisfied: (a) the shareholder must have an account balance in the dividend paying fund of at least $5,000; (b) the account must be held in the name of the shareholder (i.e., the account may not be held in nominee name); and (c) the shareholder must have requested and completed an authorization relating to the reinvestment of dividends into another AIM Fund. An authorization may be given on the account application or on an authorization form available from AIM Distributors. An AIM Fund will waive the $5,000 minimum account value requirement if the shareholder has an account in the fund selected to receive the dividends and distributions with a value of at least $500.

  DOLLAR COST AVERAGING. Shareholders may elect to have a specified amount automatically exchanged, either monthly or quarterly (on or about the 10th or 25th day of the applicable month), from one of their accounts into one or more AIM Funds, subject to the terms and conditions described under the caption "Exchange Privilege -- Terms and Conditions of Exchanges." The account from which exchanges are to be made must have a value of at least $5,000 when a shareholder elects to begin this program, and the exchange minimum is $50 per transaction. All of the accounts that are part of this program must have identical registrations. The net asset value of shares purchased under this program may vary, and may be more or less advantageous than if shares were not exchanged automatically. There is no charge for entering the Dollar Cost Averaging program. Sales charges may apply, as described under the caption "Exchange Privilege."

  PROTOTYPE RETIREMENT PLANS. The AIM Funds (except for AIM TAX-FREE INTERMEDIATE SHARES, AIM TAX-EXEMPT CASH FUND, AIM MUNICIPAL BOND FUND and AIM TAX-EXEMPT BOND FUND OF CONNECTICUT) have made the following prototype retirement plans available to corporations, individuals and employees of non-profit organizations and public schools: combination money-purchase/profit-sharing plans; 403(b) plans; IRA plans; and SEP plans (collectively, "retirement accounts"). Information concerning these plans, including the custodian's fees and the forms necessary to adopt such plans, can be obtained by calling or writing the AIM Funds or AIM Distributors. Shares of the AIM Funds are also available for investment through existing 401(k) plans (for both individuals and employers) adopted under the Code. The plan custodian currently imposes an annual $10 maintenance fee with respect to each retirement account for which it serves as the custodian. This fee is generally charged in December. Each AIM Fund and/or the custodian reserve the right to change this maintenance fee and to initiate an establishment fee (not to exceed its cost).

                                                                        BF 12/95

--------------------------------------------------------------------------------

EXCHANGE PRIVILEGE

  TERMS AND CONDITIONS OF EXCHANGES. Shareholders of the AIM Funds may participate in an exchange privilege as described below. The exchange privilege is also available to holders of the Connecticut General Guaranteed Account, established for tax-qualified group annuities, for contracts purchased on or before June 30, 1992. AIM Distributors acts as distributor for the AIM Funds, which represent a range of different investment objectives and policies. As set forth under the caption "Terms and Conditions of Purchase of the AIM
Funds -- Sales Charges and Dealer Concessions," shares of certain of the AIM Funds, including the Class A shares of the Multiple Class Funds, referred to herein as the "Load Funds," are sold at a public offering price that includes a maximum sales charge of 5.50% or 4.75% of the public offering price of such shares; shares of certain of the AIM Funds, referred to herein as the "Lower Load Funds," are sold at a public offering price that includes a maximum sales charge of 1.00% of the public offering price of such shares; and shares of certain other funds, including the Class C shares of AIM MONEY MARKET FUND, referred to herein as the "No Load Funds," are sold at net asset value, without payment of a sales charge.

                         LOAD FUNDS:                            LOWER LOAD FUNDS:
 AIM AGGRESSIVE GROWTH          AIM GROWTH FUND -- CLASS A      AIM LIMITED MATURITY TREASURY SHARES
  FUND -- CLASS A               AIM HIGH YIELD FUND -- CLASS A  AIM TAX-FREE INTERMEDIATE SHARES
 AIM BALANCED FUND -- CLASS A   AIM INCOME FUND -- CLASS A
 AIM BLUE CHIP FUND -- CLASS A  AIM INTERMEDIATE GOVERNMENT     NO LOAD FUNDS:
 AIM CAPITAL DEVELOPMENT         FUND -- CLASS A                AIM MONEY MARKET FUND -- CLASS C
  FUND -- CLASS A               AIM INTERNATIONAL EQUITY        AIM TAX-EXEMPT CASH FUND
 AIM CHARTER FUND -- CLASS A     FUND -- CLASS A
 AIM CONSTELLATION              AIM MONEY MARKET
  FUND -- CLASS A                FUND -- CLASS A
 AIM GLOBAL AGGRESSIVE GROWTH   AIM MUNICIPAL BOND
  FUND -- CLASS A                FUND -- CLASS A
 AIM GLOBAL GROWTH              AIM TAX-EXEMPT BOND FUND
  FUND -- CLASS A                OF CONNECTICUT
 AIM GLOBAL INCOME              AIM VALUE FUND -- CLASS A
  FUND -- CLASS A               AIM WEINGARTEN FUND -- CLASS A
 AIM GLOBAL UTILITIES
  FUND -- CLASS A

  Shares of any AIM Fund may be exchanged for shares of any other AIM Fund, except that (i) Load Fund share purchases of $1,000,000 or more which are subject to a contingent deferred sales charge may not be exchanged for Lower Load Funds or for AIM TAX-EXEMPT CASH FUND; (ii) Lower Load Fund share purchases of $1,000,000 or more and No Load Fund purchases may be exchanged for Load Fund shares in amounts of $1,000,000 or more which will then be subject to a contingent deferred sales charge; however, for purposes of calculating the contingent deferred sales charge on the Load Fund shares acquired, the 18-month period shall be computed from the date of such exchange; (iii) Class A shares and shares of all other AIM Funds may not be exchanged for Class B shares; (iv) Class B shares may be exchanged only for Class B shares; and (v) Class C shares of AIM MONEY MARKET FUND may not be exchanged for Class A shares of AIM MONEY MARKET FUND or for Class B shares. For shares initially purchased prior to November 20, 1995, the exchange conditions in (i) and (ii) above will apply effective January 16, 1996. DEPENDING UPON THE FUND FROM WHICH AND INTO WHICH AN EXCHANGE IS BEING MADE, SHARES BEING ACQUIRED IN AN EXCHANGE MAY BE ACQUIRED AT THEIR OFFERING PRICE OR AT THEIR NET ASSET VALUE (WITHOUT PAYMENT OF A SALES CHARGE) AS SET FORTH IN THE TABLE BELOW FOR SHARES INITIALLY PURCHASED PRIOR TO MAY 1, 1994:


                                                                                                   MULTIPLE CLASS
                                                             LOWER LOAD            NO LOAD             FUNDS:
     FROM:       TO:    LOAD FUNDS                              FUNDS               FUNDS             CLASS B
---------------- -----------------                      ---------------------  ----------------    --------------
Load Funds...... Net Asset Value                        Net Asset Value        Net Asset Value     Not
                                                                                                   Applicable
Lower Load       Net Asset Value if shares were held    Net Asset Value        Net Asset Value     Not
  Funds......... for at least 30 days; or if shares                                                Applicable
                 were acquired upon exchange of any
                 Load Fund; or if shares were acquired
                 upon exchange from any Lower Load
                 Fund and such shares were held for at
                 least 30 days. (No exchange privilege
                 is available for the first 30 days
                 following the purchase of the Lower
                 Load Fund shares.)

                                             (Table continued on following page)

                                                                        BF 12/95


                                                                                                   MULTIPLE CLASS
                                                             LOWER LOAD            NO LOAD             FUNDS:
     FROM:       TO:    LOAD FUNDS                              FUNDS               FUNDS              CLASS B
---------------- -----------------                      ---------------------  ----------------    --------------
No Load Funds... Offering Price if No Load shares were  Net Asset Value if No  Net Asset Value     Not
                 directly purchased. Net Asset Value    Load shares were                           Applicable
                 if No Load shares were acquired upon   acquired upon
                 exchange of shares of any Load Fund    exchange of shares of
                 or any Lower Load Fund; Net Asset      any Load Fund or any
                 Value if No Load shares were acquired  Lower Load Fund;
                 upon exchange of Lower Load Fund       otherwise,
                 shares and were held for at least 30   Offering Price.
                 days following the purchase of the
                 Lower Load Fund shares. (No exchange
                 privilege is available for the first
                 30 days following the acquisition of
                 the Lower Load Fund shares.)
Multiple Class
  Funds:
  Class B....... Not Applicable                         Not Applicable         Not Applicable      Net Asset
                                                                                                   Value

  FOR SHARES INITIALLY PURCHASED ON OR AFTER MAY 1, 1994, THE FOREGOING TABLE IS REVISED AS FOLLOWS:

Load Funds...... Net Asset Value                        Net Asset Value        Net Asset Value     Not
                                                                                                   Applicable
Lower Load       Net Asset Value if shares were         Net Asset Value        Net Asset Value     Not
  Funds......... acquired upon exchange of any Load                                                Applicable
                 Fund. Otherwise, difference in sales
                 charge will apply.
No Load Funds... Offering Price if No Load shares were  Net Asset Value if No  Net Asset Value     Not
                 directly purchased. Net Asset Value    Load shares were                           Applicable
                 if No Load shares were acquired upon   acquired upon
                 exchange of shares of any Load Fund.   exchange of shares of
                 Difference in sales charge will apply  any Load Fund or any
                 if No Load shares were acquired upon   Lower Load Fund;
                 exchange of Lower Load Fund shares.    otherwise, Offering
                                                        Price.
Multiple Class
  Funds:
  Class B....... Not Applicable                         Not Applicable         Not Applicable      Net Asset
                                                                                                   Value

  An exchange is permitted only in the following circumstances: (a) if the funds offer more than one class of shares, the exchange must be between the same class of shares (e.g., Class A and Class B shares of a Multiple Class Fund cannot be exchanged for each other), except that Class C shares of AIM MONEY MARKET FUND may be exchanged for Class A shares of another Multiple Class Fund; (b) the dollar amount of the exchange must be at least equal to the minimum investment applicable to the shares of the fund acquired through such exchange; (c) the shares of the fund acquired through exchange must be qualified for sale in the state in which the shareholder resides; (d) the exchange must be made between accounts having identical registrations and addresses; (e) the full amount of the purchase price for the shares being exchanged must have already been received by the fund; (f) the account from which shares have been exchanged must be coded as having a certified taxpayer identification number on file or, in the alternative, an appropriate Internal Revenue Service ("IRS") Form W-8 (certificate of foreign status) or Form W-9 (certifying exempt status) must have been received by the fund; (g) newly acquired shares (through either an initial or subsequent investment) are held in an account for at least ten business days, and all other shares are held in an account for at least one day, prior to the exchange; and (h) certificates representing shares must be returned before shares can be exchanged.

  THE CURRENT PROSPECTUS OF EACH OF THE AIM FUNDS AND CURRENT INFORMATION CONCERNING THE OPERATION OF THE EXCHANGE PRIVILEGE ARE AVAILABLE THROUGH AIM DISTRIBUTORS OR THROUGH ANY DEALER WHO HAS EXECUTED AN APPLICABLE AGREEMENT WITH AIM DISTRIBUTORS. BEFORE EXCHANGING SHARES, INVESTORS SHOULD REVIEW THE PROSPECTUSES OF THE FUNDS WHOSE SHARES WILL BE ACQUIRED THROUGH EXCHANGE. EXCHANGES OF SHARES ARE CONSIDERED TO BE SALES FOR FEDERAL AND STATE INCOME TAX PURPOSES AND MAY RESULT IN A TAXABLE GAIN OR LOSS TO A SHAREHOLDER.

  THE EXCHANGE PRIVILEGE IS NOT AN OPTION OR RIGHT TO PURCHASE SHARES BUT IS PERMITTED UNDER THE RESPECTIVE POLICIES OF THE PARTICIPATING FUNDS, AND MAY BE MODIFIED OR DISCONTINUED BY ANY OF SUCH FUNDS OR BY AIM DISTRIBUTORS AT ANY TIME, AND TO THE EXTENT PERMITTED BY APPLICABLE LAW, WITHOUT NOTICE.

  There is no fee for exchanges among the AIM Funds. A service fee of $5 per transaction may, however, be charged by AIM Distributors on accounts of market timing investment firms to help to defray the costs of maintaining an automated exchange service. This service fee will be charged against the market timing account from which shares are being exchanged.

  Shares to be exchanged are redeemed at their net asset value as determined at the close of business on the day that an exchange request in proper form (described below) is received by AFS in its Houston, Texas office, provided that such request is received prior to 4:00 p.m. Eastern Time. Exchange requests received after this time will result in the redemption of shares at their net asset value as determined at the close of business on the next business day. Normally, shares of an AIM Fund to be acquired by exchange are purchased at their net asset value or applicable offering price, as the case may be, determined on the date that such request is received by AIM Distributors, but under unusual market conditions such purchases may be delayed for up to five business days if it is determined that a fund would be materially disadvantaged by an immediate transfer of the proceeds of the exchange. If a shareholder is exchang-

                                                                        BF 12/95
ing into a fund paying daily dividends (See "Dividends, Distributions and Tax Matters -- Dividends and Distributions," below), and the release of the exchange proceeds is delayed for the foregoing five-day period, such shareholder will not begin to accrue dividends until the sixth business day after the exchange. Shares purchased by check may not be exchanged until it is determined that the check has cleared, which may take up to ten business days from the date that the check is received. See "Terms and Conditions of Purchase of the AIM
Funds -- Timing of Purchase Orders."

  In the event of unusual market conditions, AIM Distributors reserves the right to reject any exchange request, if, in the judgment of AIM Distributors, the number of requests or the total value of the shares that are the subject of the exchange places a material burden on a fund. For example, the number of exchanges by investment managers making market timing exchanges may be limited.

  EXCHANGES BY MAIL. Investors exchanging their shares by mail should send a written request to AFS. The request should contain the account registration and account number, the dollar amount or number of shares to be exchanged, and the names of the funds from which and into which the exchange is to be made. The request should comply with all of the requirements for redemption by mail, except those required for redemption of IRAs. See "How to Redeem Shares."

  EXCHANGES BY TELEPHONE. Shareholders or their agents may request an exchange by telephone. If a shareholder does not wish to allow telephone exchanges by any person in his account, he should decline that option on the account application. AIM Distributors has made arrangements with certain dealers and investment advisory firms to accept telephone instructions to exchange shares between any of the AIM Funds. AIM Distributors reserves the right to impose conditions on dealers or investment advisors who make telephone exchanges of shares of the funds, including the condition that any such dealer or investment advisor enter into an agreement (which contains additional conditions with respect to exchanges of shares) with AIM Distributors. To exchange shares by telephone, a shareholder, dealer or investment advisor who has satisfied the foregoing conditions must call AFS at the appropriate telephone number indicated under the caption "How to Purchase Shares." If a shareholder is unable to reach AFS by telephone, he may also request exchanges by telegraph or use overnight courier services to expedite exchanges by mail, which will be effective on the business day received by the applicable fund(s) as long as such request is received prior to 4:00 p.m. Eastern Time. The Transfer Agent and AIM Distributors will not be liable for any loss, expense or cost arising out of any telephone exchange request that they reasonably believe to be genuine, but may in certain cases be liable for losses due to unauthorized or fraudulent transactions. Procedures for verification of telephone transactions may include recordings of telephone transactions (maintained for six months), requests for confirmation of the shareholder's Social Security Number and current address, and mailings of confirmations promptly after the transaction.

  EXCHANGES OF CLASS B SHARES. A contingent deferred sales charge will not be imposed in connection with exchanges among Class B shares of Multiple Class Funds. For purposes of determining a shareholder's holding period of Class B shares in the calculation of the applicable contingent deferred sales charge, the period of time during which Class B shares were held prior to an exchange will be added to the holding period of Class B shares acquired in an exchange.

--------------------------------------------------------------------------------

HOW TO REDEEM SHARES

  Shares of the AIM Funds may be redeemed directly through AIM Distributors or through any dealer who has entered into an agreement with AIM Distributors. In addition to the obligation of the fund(s) named on the cover page to redeem shares, AIM Distributors also repurchases shares. Although a contingent deferred sales charge may be applicable to certain redemptions, as described below, there is no redemption fee imposed when shares are redeemed or repurchased; however, dealers may charge service fees for handling repurchase transactions.

  MULTIPLE DISTRIBUTION SYSTEM. Class B shares purchased under the Multiple Distribution System may be redeemed on any business day of a Multiple Class Fund at the net asset value per share next determined following receipt of the redemption order, as described under the caption "Timing and Pricing of Redemption Orders," less the applicable contingent deferred sales charge shown in the table below. No deferred sales charge will be imposed (i) on redemptions of Class B shares following six years from the date such shares were purchased,
(ii) on Class B shares acquired through reinvestments of dividends and distributions attributable to Class B shares or (iii) on amounts that represent capital appreciation in the shareholder's account above the purchase price of the Class B shares.

                     YEAR                                            CONTINGENT DEFERRED
                     SINCE                                            SALES CHARGE AS
                   PURCHASE                                            % OF DOLLAR AMOUNT
                     MADE                                              SUBJECT TO CHARGE
                  ----------                                         --------------------
                First......................................................   5%
                Second.....................................................   4%
                Third......................................................   3%
                Fourth.....................................................   3%
                Fifth......................................................   2%
                Sixth......................................................   1%
                Seventh and Following......................................  None

                                                                        BF 12/95

  In determining whether a contingent deferred sales charge is applicable, it will be assumed that a redemption is made first, of any shares held in the shareholder's account that are not subject to such charge; second, of shares derived from reinvestment of dividends and distributions; third, of shares held for more than six years from the date such shares were purchased; and fourth, of shares held less than six years from the date such shares were purchased. The applicable sales charge will be applied against the lesser of the current market value of shares redeemed or their original cost.

  Contingent deferred sales charges on Class B shares will be waived on redemptions (1) following the registered shareholder's (or in the case of joint accounts, all registered joint owners') death or disability, as defined in
Section 72(m)(7) of the Code (provided AIM Distributors is notified of such death or disability at the time of the redemption request and is provided with satisfactory evidence of such death or disability), (2) in connection with certain distributions from individual retirement accounts, custodial accounts maintained pursuant to Code Section 403(b), deferred compensation plans qualified under Code Section 457 and plans qualified under Code Section 401 (collectively, "Retirement Plans"), (3) pursuant to a Systematic Withdrawal Plan, provided that amounts withdrawn under such plan do not exceed on an annual basis 12% of the value of the shareholder's investment in Class B shares at the time the shareholder elects to participate in the Systematic Withdrawal Plan,
(4) effected pursuant to the right of a Multiple Class Fund to liquidate a shareholder's account if the aggregate net asset value of shares held in the account is less than the designated minimum account size described in the prospectus of such Multiple Class Fund and (5) effected by AIM of its investment in Class B shares. Waiver category (1) above applies only to redemptions: (i) made within one year following death or initial determination of disability and
(ii) of Class B shares held at the time of death or initial determination of disability. Waiver category (2) above applies only to redemptions resulting from: (i) required minimum distributions to plan participants or beneficiaries who are age 70 1/2 or older, and only with respect to that portion of such distributions which does not exceed 12% annually of the participant's or beneficiary's account value; (ii) in kind transfers of assets where the participant or beneficiary notifies AIM Distributors of such transfer no later than the time such transfer occurs; (iii) tax-free rollovers or transfers of assets to another Retirement Plan invested in Class B shares of one or more Multiple Class Funds; (iv) tax-free returns of excess contributions or returns of excess deferral amounts; and (v) distributions upon the death or disability (as defined in the Code) of the participant or beneficiary.

  CONTINGENT DEFERRED SALES CHARGE PROGRAM FOR LARGE PURCHASES. Except for purchases of Class B shares of a Multiple Class Fund and purchases of shares of the No Load Funds and Lower Load Funds, a contingent deferred sales charge of 1% applies to purchases of $1,000,000 or more that are redeemed within 18 months of the date of purchase. For a description of the AIM Funds participating in this program, see "Terms and Conditions of Purchase of the AIM Funds -- Sales Charges and Dealer Concessions." This charge will be 1% of the lesser of the value of the shares redeemed (excluding reinvested dividends and capital gain distributions) or the total original cost of such shares. In determining whether a contingent deferred sales charge is payable, and the amount of any such charge, shares not subject to the contingent deferred sales charge are redeemed first (including shares purchased by reinvested dividends and capital gains distributions and amounts representing increases from capital appreciation), and then other shares are redeemed in the order of purchase. No such charge will be imposed upon exchanges unless the shares acquired by exchange are redeemed within 18 months of the date the shares were originally purchased. For purposes of computing this 18-month period (i) shares of any Load Fund or Class C shares of AIM MONEY MARKET FUND which were acquired through an exchange of shares which previously were subject to the 1% contingent deferred sales charge will be credited with the period of time such exchanged shares were held, and (ii) shares of any Load Fund which are subject to the 1% contingent deferred sales charge and which were acquired through an exchange of shares of a Lower Load Fund or a No Load Fund which previously were not subject to the 1% contingent deferred sales charge will not be credited with the period of time such exchanged shares were held. The charge will be waived in the following circumstances: (1) redemptions of shares by employee benefit plans ("Plans") qualified under Sections 401 or 457 of the Code, or Plans created under Section 403(b) of the Code and sponsored by nonprofit organizations as defined under
Section 501(c)(3) of the Code, where (a) the initial amount invested by a Plan in one or more of the AIM Funds is at least $1,000,000, (b) the sponsor of a Plan signs a letter of intent to invest at least $1,000,000 in one or more of the AIM Funds, or (c) the shares being redeemed were purchased by an employer-sponsored Plan with at least 100 eligible employees; provided, however, that Plans created under Section 403(b) of the Code which are sponsored by public educational institutions shall qualify under (a), (b) or (c) above on the basis of the value of each Plan participant's aggregate investment in the AIM Funds, and not on the aggregate investment made by the Plan or on the number of eligible employees; (2) redemptions of shares following the registered shareholder's (or in the case of joint accounts, all registered joint owners') death or disability, as defined in Section 72(m)(7) of the Code; (3) redemptions of shares purchased at net asset value by private foundations or endowment funds where the initial amount invested was at least $1,000,000; and (4) redemptions of shares purchased by an investor in amounts of $1,000,000 or more where such investor's dealer of record, due to the nature of the investor's account, notifies AIM Distributors prior to the time of investment that the dealer waives the payments otherwise payable to the dealer as described in the third paragraph under the caption "Terms and Conditions of Purchase of the AIM Funds -- All Groups of AIM Funds."

  REDEMPTIONS BY MAIL. Redemption requests must be in writing and sent to the Transfer Agent. Upon receipt of a redemption request in proper form, payment will be made as soon as practicable, but in any event will normally be made within seven days after receipt. However, in the event of a redemption of shares purchased by check, the investor may be required to wait up to ten business days before the redemption proceeds are sent. See "Terms and Conditions of Purchase of the AIM Funds -- Timing of Purchase Orders."

                                                                        BF 12/95

  Requests for redemption must include: (a) original signatures of each registered owner exactly as the shares are registered; (b) the Fund and the account number of shares to be redeemed; (c) share certificates, either properly endorsed or accompanied by a duly executed stock power, for the shares to be redeemed if such certificates have been issued and the shares are not in the custody of the Transfer Agent; (d) signature guarantees, as described below; and
(e) any additional documents that may be required for redemption by corporations, partnerships, trusts or other entities. The burden is on the shareholder to inquire as to whether any additional documentation is required. Any request not in proper form may be rejected and in such case must be renewed in writing.

  In addition to these requirements, shareholders who have invested in a fund to establish an IRA, should include the following information along with a written request for either partial or full liquidation of fund shares: (a) a statement as to whether or not the shareholder has attained age 59 1/2; and (b) a statement as to whether or not the shareholder elects to have federal income tax withheld from the proceeds of the liquidation.

  REDEMPTIONS BY TELEPHONE. Shareholders may request a redemption by telephone. If a shareholder does not wish to allow telephone redemptions by any person in his account, he should decline that option on the account application. The telephone redemption feature can be used only if: (a) the redemption proceeds are to be mailed to the address of record or wired to the pre-authorized bank account as indicated on the account application; (b) there has been no change of address of record on the account within the preceding 30 days; (c) the shares to be redeemed are not in certificate form; (d) the person requesting the redemption can provide proper identification information; and (e) the proceeds of the redemption do not exceed $50,000. Accounts in AIM Distributors' prototype retirement plans (such as IRA and IRA/SEP) or 403(b) plans are not eligible for the telephone redemption option. AIM Distributors has made arrangements with certain dealers and investment advisors to accept telephone instructions for the redemption of shares. AIM Distributors reserves the right to impose conditions on these dealers and investment advisors, including the condition that they enter into agreements (which contain additional conditions with respect to the redemption of shares) with AIM Distributors. The Transfer Agent and AIM Distributors will not be liable for any loss, expense or cost arising out of any telephone redemption request effected in accordance with the authorization set forth at that item of the account application if they reasonably believe such request to be genuine, but may in certain cases be liable for losses due to unauthorized or fraudulent transactions. Procedures for verification of telephone transactions may include recordings of telephone transactions (maintained for six months), requests for confirmation of the shareholder's Social Security Number and current address, and mailings of confirmations promptly after the transaction.

  EXPEDITED REDEMPTIONS (AIM MONEY MARKET FUND ONLY). If a redemption order is received prior to 11:30 a.m. Eastern Time, the redemption will be effective on that day and AIM MONEY MARKET FUND will endeavor to transmit payment on that same business day. If the redemption order is received after 11:30 a.m. and prior to 4:00 p.m. Eastern Time, the redemption will be made at the net asset value determined at 4:00 p.m. Eastern Time and payment will generally be transmitted on the next business day.

  REDEMPTIONS BY CHECK (AIM TAX-EXEMPT CASH FUND and Class C Shares of AIM MONEY MARKET FUND). After completing the appropriate authorization form, shareholders may use checks to effect redemptions from AIM TAX-EXEMPT CASH FUND and the Class C Shares of AIM MONEY MARKET FUND. This privilege does not apply to retirement accounts or qualified plans. Checks may be drawn in any amount of $250 or more. Checks drawn against insufficient shares in the account, against shares held less than ten business days, or in amounts of less than the applicable minimum will be returned to the payee. The payee of the check may cash or deposit it in the same way as an ordinary bank check. When a check is presented to the Transfer Agent for payment, the Transfer Agent will cause a sufficient number of shares of such fund to be redeemed to cover the amount of the check. Shareholders are entitled to dividends on the shares redeemed through the day on which the check is presented to the Transfer Agent for payment.

  TIMING AND PRICING OF REDEMPTION ORDERS. Shares of the various AIM Funds are redeemed at their net asset value next computed after a request for redemption in proper form (including signature guarantees and other required documentation for written redemptions) is received by the Transfer Agent, except that Class B shares of the Multiple Class Funds, and Class A shares of the Multiple Class Funds and shares of the other AIM Funds that are subject to the contingent deferred sales charge program for large purchases described above, may be subject to the imposition of deferred sales charges that will be deducted from the redemption proceeds. See "Multiple Distribution System" and "Contingent Deferred Sales Charge Program for Large Purchases." Orders for the redemption of shares received in proper form by dealers prior to 4:00 p.m. Eastern Time on any business day of an AIM Fund and either received by the Transfer Agent in its Houston, Texas office prior to 5:00 p.m. Central Time on that day or transmitted by dealers to the Transfer Agent through the facilities of NSCC by 7:00 p.m. Eastern Time on that day, will be confirmed at the price determined as of the close of that day. Orders received by dealers after 4:00 p.m. Eastern Time will be confirmed at the price determined on the next business day of an AIM Fund. It is the responsibility of the dealer to ensure that all orders are transmitted on a timely basis to the Transfer Agent through the facilities of NSCC. Any resulting loss from the dealer's failure to submit a request for redemption within the prescribed time frame will be borne by that dealer. Telephone redemption requests must be made by 4:00 p.m. Eastern Time on any business day of an AIM Fund and will be confirmed at the price determined as of the close of that day. No AIM Fund will accept requests which specify a particular date for redemption or which specify any special conditions.

  Payment of the proceeds of redeemed shares is normally mailed within seven days following the redemption date. However, in the event of a redemption of shares purchased by check, the investor may be required to wait up to ten business days before the redemption proceeds are sent. See "Terms and Conditions of Purchase of the AIM Funds -- Timing of Purchase Orders." A charge for special

                                                                        BF 12/95
handling (such as wiring of funds or expedited delivery services) may be made by the Transfer Agent. The right of redemption may not be suspended or the date of payment upon redemption postponed except under unusual circumstances such as when trading on the NYSE is restricted or suspended. Payment of the proceeds of redemptions relating to shares for which checks sent in payment have not yet cleared will be delayed until it is determined that the check has cleared, which may take up to ten business days from the date that the check is received.

  SIGNATURE GUARANTEES. A signature guarantee is designed to protect the investor, the AIM Funds, AIM Distributors, and their agents by verifying the signature of each investor seeking to redeem, transfer, or exchange shares of an AIM Fund. Examples of when signature guarantees are required are: (1) redemptions by mail in excess of $50,000; (2) redemptions by mail if the proceeds are to be paid to someone other than the name(s) in which the account is registered; (3) written redemptions requesting proceeds to be sent by wire to other than the bank of record for the account; (4) redemptions requesting proceeds to be sent to a new address or an address that has been changed within the past 30 days; (5) requests to transfer the registration of shares to another owner; (6) telephone exchange and telephone redemption authorization forms; (7) changes in previously designated wiring instructions; and (8) written redemptions or exchanges of shares previously reported as lost, whether or not the redemption amount is under $50,000 or the proceeds are to be sent to the address of record. These requirements may be waived or modified upon notice to shareholders.

  Acceptable guarantors include banks, broker-dealers, credit unions, national securities exchanges, savings associations and any other organization, provided that such institution or organization qualifies as an "eligible guarantor institution" as that term is defined in rules adopted by the Securities and Exchange Commission ("SEC"), and further provided that such guarantor institution is listed in one of the reference guides contained in the Transfer Agent's current Signature Guarantee Standards and Procedures, such as certain domestic banks, credit unions, securities dealers, or securities exchanges. The Transfer Agent will also accept signatures with either: (1) a signature guaranteed with a medallion stamp of the STAMP Program, or (2) a signature guaranteed with a medallion stamp of the NYSE Medallion Signature Program, provided that in either event, the amount of the transaction involved does not exceed the surety coverage amount indicated on the medallion. For information regarding whether a particular institution or organization qualifies as an "eligible guarantor institution," an investor should contact the Client Services Department of AFS.

  REINSTATEMENT PRIVILEGE (CLASS A SHARES ONLY). Within 90 days of a redemption, a shareholder may invest all or part of the redemption proceeds in shares of the AIM Fund from which the redemption was made at the net asset value next computed after receipt by the Transfer Agent of the funds to be reinvested. The shareholder must ask the Transfer Agent for such privilege at the time of reinvestment. A realized gain on the redemption is taxable, and reinvestment will not alter any capital gains payable. If there has been a loss on the redemption, all of the loss may not be tax deductible, depending on the timing and amount reinvested. Under the Code, if the redemption proceeds of fund shares on which a sales charge was paid are reinvested in (or exchanged for) shares of the same fund within 90 days of the payment of the sales charge, the shareholder's basis in the fund shares redeemed may not include the amount of the sales charge paid, thereby reducing the loss or increasing the gain recognized from the redemption. Each AIM Fund may amend, suspend or cease offering this privilege at any time as to shares redeemed after the date of such amendment, suspension or cessation. This privilege may only be exercised once each year by a shareholder with respect to each AIM Fund.

  Shareholders who are assessed a contingent deferred sales charge in connection with the redemption of Class A shares of the Multiple Class Funds or shares of any other AIM Fund, and who subsequently reinvest a portion or all of the value of the redeemed shares in shares of the same AIM Fund within 90 days after such redemption may do so at net asset value if such privilege is claimed at the time of reinvestment. Such reinvested proceeds will not be subject to either a front-end sales charge at the time of reinvestment or an additional contingent deferred sales charge upon subsequent redemption. In order to exercise this reinvestment privilege, the shareholder must notify the Transfer Agent of his or her intent to do so at the time of reinvestment. This reinvestment privilege does not apply to Class B shares.

--------------------------------------------------------------------------------

DETERMINATION OF NET ASSET VALUE

  The net asset value per share (or share price) of each AIM Fund is determined as of 4:00 p.m. Eastern Time (12:00 noon and 4:00 p.m. Eastern Time with respect to AIM MONEY MARKET FUND), on each "business day" of a fund as previously defined. In the event the NYSE closes early (i.e. before 4:00 p.m. Eastern Time) on a particular day, the net asset value of an AIM Fund's share will be determined as of the close of the NYSE on such day. For purposes of determining net asset value per share, futures and options contract closing prices which are available 15 minutes after the close of trading of the NYSE will generally be used. The net asset value per share is calculated by subtracting a fund's liabilities from its assets and dividing the result by the total number of fund shares outstanding. The determination of each fund's net asset value per share is made in accordance with generally accepted accounting principles. Among other items, a fund's liabilities include accrued expenses and dividends payable, and its total assets include portfolio securities valued at their market value, as well as income accrued but not yet received. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the supervision of the fund's officers and in accordance with methods which are specifically authorized by its governing Board of Directors or Trustees. Short-term obligations with maturities of 60 days or less, and the securities held by the Money Market Funds, are valued at amortized cost as reflecting fair value. AIM MUNICIPAL BOND FUND, AIM TAX-EXEMPT BOND FUND OF CONNECTICUT and AIM TAX-FREE INTERMEDIATE SHARES value variable rate se-

                                                                        BF 12/95
curities that have an unconditional demand or put feature exercisable within seven days or less at par, which reflects the market value of such securities.

  Generally, trading in foreign securities, corporate bonds, U.S. Government securities and money market instruments is substantially completed each day at various times prior to the close of the NYSE. The values of such securities used in computing the net asset value of an AIM Fund's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of the NYSE. Occasionally, events affecting the values of such securities and such exchange rates may occur between the times at which the values of the securities are determined and the close of the NYSE which will not be reflected in the computation of an AIM Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair value as determined in good faith by or under the supervision of the Board of Directors or Trustees of the applicable AIM Fund.

--------------------------------------------------------------------------------

DIVIDENDS, DISTRIBUTIONS AND TAX MATTERS

DIVIDENDS AND DISTRIBUTIONS

  Each AIM Fund's policy regarding the payment of dividends and distributions is set forth below.

                                                                     DISTRIBUTIONS     DISTRIBUTIONS
                                                                        OF NET            OF NET
                                              DIVIDENDS FROM           REALIZED          REALIZED
                                              NET INVESTMENT          SHORT-TERM         LONG-TERM
                  FUND                            INCOME             CAPITAL GAINS     CAPITAL GAINS
----------------------------------------  -----------------------   ---------------   ---------------
AIM AGGRESSIVE GROWTH FUND..............  declared and paid         annually          annually
                                          annually
AIM BALANCED FUND.......................  declared and paid         annually          annually
                                          quarterly
AIM BLUE CHIP FUND......................  declared and paid         annually          annually
                                          annually
AIM CAPITAL DEVELOPMENT FUND............  declared and paid         annually          annually
                                          annually
AIM CHARTER FUND........................  declared and paid         annually          annually
                                          quarterly
AIM CONSTELLATION FUND..................  declared and paid         annually          annually
                                          annually
AIM GLOBAL AGGRESSIVE GROWTH FUND.......  declared and paid         annually          annually
                                          annually
AIM GLOBAL GROWTH FUND..................  declared and paid         annually          annually
                                          annually
AIM GLOBAL INCOME FUND..................  declared daily; paid      annually          annually
                                          monthly
AIM GLOBAL UTILITIES FUND...............  declared daily; paid      annually          annually
                                          monthly
AIM GROWTH FUND.........................  declared and paid         annually          annually
                                          annually
AIM HIGH YIELD FUND.....................  declared daily; paid      annually          annually
                                          monthly
AIM INCOME FUND.........................  declared daily; paid      annually          annually
                                          monthly................
AIM INTERMEDIATE GOVERNMENT FUND........  declared daily; paid      annually          annually
                                          monthly
AIM INTERNATIONAL EQUITY FUND...........  declared and paid         annually          annually
                                          annually
AIM LIMITED MATURITY TREASURY SHARES....  declared daily; paid      quarterly         annually
                                          monthly
AIM MONEY MARKET FUND...................  declared daily; paid      at least          annually
                                          monthly                   annually
AIM MUNICIPAL BOND FUND.................  declared daily; paid      annually          annually
                                          monthly
AIM TAX-EXEMPT BOND FUND OF
  CONNECTICUT...........................  declared daily; paid      annually          annually
                                          monthly
AIM TAX-EXEMPT CASH FUND................  declared daily; paid      at least          annually
                                          monthly                   annually
AIM TAX-FREE INTERMEDIATE SHARES........  declared daily; paid      annually          annually
                                          monthly
AIM VALUE FUND..........................  declared and paid         annually          annually
                                          annually
AIM WEINGARTEN FUND.....................  declared and paid         annually          annually
                                          annually

  In determining the amount of capital gains, if any, available for distribution, net capital gains are offset against available net capital losses, if any, carried forward from previous fiscal periods.

  All dividends and distributions of an AIM Fund are automatically reinvested on the payment date in full and fractional shares of such fund, unless the shareholder has made an alternate election as to the method of payment. Dividends and distributions attributable to Class A, Class B or Class C shares are reinvested in additional shares of such Class, absent an election by a shareholder to receive cash or to have such dividends and distributions reinvested in Class A or Class B shares of another Multiple Class Fund, to the extent permitted. For funds that do not declare a dividend daily, such dividends and distributions will be reinvested at the net asset value per share determined on the ex-dividend date. For funds that declare a dividend daily, such dividends and distributions will be reinvested at the net asset value per share determined on the payable date. Shareholders may elect, by written notice to the Transfer Agent, to receive such distributions, or the dividend portion thereof, in cash, or to invest such dividends and distributions in shares of another fund in the AIM Funds; provided that (i) dividends and distributions attributable to Class B shares may only be reinvested in Class B shares,

                                                                        BF 12/95

(ii) dividends and distributions attributable to Class A shares may not be reinvested in Class B shares, and (iii) dividends and distributions attributable to the Class C shares of AIM MONEY MARKET FUND may not be reinvested in the Class A shares of that Fund or in any Class B shares. Investors who have not previously selected such a reinvestment option on the account application form may contact the Transfer Agent at any time to obtain a form to authorize such reinvestments in another AIM Fund. Such reinvestments into the AIM Funds are not subject to sales charges, and shares so purchased are automatically credited to the account of the shareholder.

  Dividends on Class B shares are expected to be lower than those for Class A or Class C shares because of higher distribution fees paid by Class B shares. Dividends on Class A, Class B and Class C shares may also be affected by other class-specific expenses.

  Changes in the form of dividend and distribution payments may be made by the shareholder at any time by notice to the Transfer Agent and are effective as to any subsequent payment if such notice is received by the Transfer Agent prior to the record date of such payment. Any dividend and distribution election remains in effect until the Transfer Agent receives a revised written election by the shareholder.

  Any dividend or distribution paid by a fund which does not declare dividends daily has the effect of reducing the net asset value per share on the ex-dividend date by the amount of the dividend or distribution. Therefore, a dividend or distribution declared shortly after a purchase of shares by an investor would represent, in substance, a return of capital to the shareholder with respect to such shares even though it would be subject to income taxes, as discussed below.

TAX MATTERS

  Each AIM Fund has qualified and intends to qualify for treatment as a regulated investment company under Subchapter M of the Code. As long as a fund qualifies for this tax treatment, it is not subject to federal income taxes on net investment income and capital gains that are distributed to shareholders. Each fund, for purposes of determining taxable income, distribution requirements and other requirements of Subchapter M, is treated as a separate corporation. Therefore, no fund may offset its gains against another fund's losses and each fund must individually comply with all of the provisions of the Code which are applicable to its operations.

  TAX TREATMENT OF DISTRIBUTIONS -- GENERAL. Because each AIM Fund intends to distribute substantially all of its net investment income and net realized capital gains to its shareholders, it is not expected that any such fund will be required to pay any federal income tax. Each AIM Fund also intends to meet the distribution requirements of the Code to avoid the imposition of a non-deductible 4% excise tax calculated as a percentage of certain undistributed amounts of taxable ordinary income and capital gain net income. Nevertheless, shareholders normally are subject to federal income taxes, and any applicable state and local income taxes, on the dividends and distributions received by them from a fund whether in the form of cash or additional shares of a fund, except for tax-exempt dividends paid by AIM MUNICIPAL BOND FUND, AIM TAX-EXEMPT BOND FUND OF CONNECTICUT, AIM TAX-EXEMPT CASH FUND, and AIM TAX-FREE INTERMEDIATE SHARES (the "Tax-Exempt Funds") which are exempt from federal tax. Dividends paid by a fund (other than capital gain distributions) may qualify for the federal 70% dividends received deduction for corporate shareholders to the extent of the qualifying dividends received by the fund on domestic common or preferred stock. It is not likely that dividends received from AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL INCOME FUND, AIM HIGH YIELD FUND, AIM INCOME FUND, AIM INTERMEDIATE GOVERNMENT FUND, AIM INTERNATIONAL EQUITY FUND, AIM LIMITED MATURITY TREASURY SHARES, AIM MONEY MARKET FUND, AIM MUNICIPAL BOND FUND, AIM TAX-EXEMPT BOND FUND OF CONNECTICUT, AIM TAX-EXEMPT CASH FUND or AIM TAX-FREE INTERMEDIATE SHARES will qualify for this dividends received deduction. Shortly after the end of each year, shareholders will receive information regarding the amount and federal income tax treatment of all distributions paid during the year. No gain or loss will be recognized by shareholders upon the automatic conversion of Class B shares of a Multiple Class Fund into Class A shares of such Fund.

  For each redemption of a fund's shares by a non-exempt shareholder, the fund or the securities dealer effecting the transaction is required to file an information return with the IRS.

  TO AVOID BEING SUBJECT TO FEDERAL INCOME TAX WITHHOLDING AT THE RATE OF 31% ON DIVIDENDS, DISTRIBUTIONS AND REDEMPTION PAYMENTS, SHAREHOLDERS OF A FUND MUST FURNISH THE FUND WITH THEIR TAXPAYER IDENTIFICATION NUMBER AND CERTIFY UNDER PENALTIES OF PERJURY THAT THE NUMBER PROVIDED IS CORRECT AND THAT THEY ARE NOT SUBJECT TO BACKUP WITHHOLDING FOR ANY REASON.

  Under existing provisions of the Code, nonresident alien individuals, foreign partnerships and foreign corporations may be subject to federal income tax withholding at a 30% rate on income dividends and distributions (other than exempt-interest dividends and capital gain dividends) and return of capital distributions. Under applicable treaty law, residents of treaty countries may qualify for a reduced rate of withholding or a withholding exemption.

  DISTRIBUTIONS MAY BE SUBJECT TO TREATMENT UNDER FOREIGN, STATE OR LOCAL TAX LAWS THAT DIFFERS FROM THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSED HEREIN. ADDITIONAL INFORMATION ABOUT TAXES IS SET FORTH IN THE STATEMENT OF ADDITIONAL INFORMATION.

  TAX-EXEMPT FUNDS -- SPECIAL TAX INFORMATION. Shareholders will not be required to include the "exempt-interest" portion of dividends paid by the Tax-Exempt Funds in their gross income for federal income tax purposes. However, shareholders will be re-

                                                                        BF 12/95
quired to report the receipt of exempt-interest dividends and other tax-exempt interest on their federal income tax returns. Moreover, exempt-interest dividends from the Tax-Exempt Funds may be subject to state income taxes, may give rise to a federal alternative minimum tax liability, may affect the amount of social security benefits subject to federal income tax, may affect the deductibility of interest on certain indebtedness of the shareholder, and may have other collateral federal income tax consequences. The Tax-Exempt Funds may invest in Municipal Securities the interest on which will constitute an item of tax preference and which therefore could give rise to a federal alternative minimum tax liability for shareholders, and may invest up to 20% of their net assets in such securities and other taxable securities. For additional information concerning the alternative minimum tax and certain collateral tax consequences of the receipt of exempt-interest dividends, see the Statements of Additional Information applicable to the Tax-Exempt Funds.

  The Tax-Exempt Funds may pay dividends to shareholders which are taxable, but will endeavor to avoid investments which would result in taxable dividends. The percentage of dividends which constitute exempt-interest dividends, and the percentage thereof (if any) which constitute an item of tax preference, will be determined annually. This percentage may differ from the actual percentages for any particular day.

  To the extent that dividends are derived from taxable investments or net realized short-term capital gains, they will constitute ordinary income for federal income tax purposes, whether received in cash or additional shares. Distributions of net long-term capital gains will be taxable as long-term capital gains, whether received in cash or additional shares, and regardless of the length of time a particular shareholder may have held his shares.

  From time to time, proposals have been introduced before Congress that would have the effect of reducing or eliminating the federal tax exemption on Municipal Securities. If such a proposal were enacted, the ability of the Tax-Exempt Funds to pay exempt-interest dividends might be adversely affected.

  AIM INTERMEDIATE GOVERNMENT FUND and AIM LIMITED MATURITY TREASURY
SHARES -- SPECIAL TAX INFORMATION. Certain states exempt from state income taxes dividends paid by mutual funds out of interest on U.S. Treasury and certain other U.S. Government obligations, and investors should consult with their own tax advisors concerning the availability of such exemption.

  AIM INTERNATIONAL EQUITY FUND, AIM GLOBAL AGGRESSIVE GROWTH FUND, AIM GLOBAL GROWTH FUND, AIM GLOBAL INCOME FUND AND AIM GLOBAL UTILITIES FUND -- SPECIAL TAX INFORMATION. For taxable years in which it is eligible to do so, each of these funds may elect to pass through to shareholders credits for foreign taxes paid. If the fund makes such an election, a shareholder who receives a distribution
(1) will be required to include in gross income his proportionate share of foreign taxes allocable to the distribution and (2) may claim a credit or deduction for such share for his taxable year in which the distribution is received, subject to the general limitations imposed on the allowance of foreign tax credits and deductions. Shareholders should also note that certain gains or losses attributable to fluctuations in exchange rates or foreign currency forward contracts may increase or decrease the amount of income of the fund available for distribution to shareholders, and should note that if such losses exceed other income during a taxable year, the fund would not be able to pay ordinary income dividends.

--------------------------------------------------------------------------------

GENERAL INFORMATION

  CUSTODIAN AND TRANSFER AGENT. State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, serves as custodian for the portfolio securities and cash of the AIM Funds other than AIM MUNICIPAL BOND FUND and AIM LIMITED MATURITY TREASURY SHARES, for which The Bank of New York, 110 Washington Street, New York, New York 10286, serves as custodian. Texas Commerce Bank National Association, P.O. Box 2558, Houston, Texas 77252-8084, serves as Sub-Custodian for retail purchases of the AIM Funds.

  A I M Fund Services, Inc., P.O. Box 4739, Houston, Texas 77210-4739, a wholly-owned subsidiary of AIM, serves as each AIM Fund's transfer agent and dividend payment agent.

  LEGAL COUNSEL. The law firm of Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania, serves as counsel to the AIM Funds and has passed upon the legality of the shares offered pursuant to this Prospectus.

  SHAREHOLDER INQUIRIES. Shareholder inquiries concerning their accounts should be directed to an A I M Fund Services, Inc. Client Services Representative by calling (713) 626-1919 (extension 5224) (in Houston), or toll-free at (800) 959-4246 (elsewhere). The Transfer Agent may impose certain copying charges for requests for copies of shareholder account statements and other historical account information older than the current year and the immediately preceding year.

  OTHER INFORMATION. This Prospectus sets forth basic information that investors should know about the fund(s) named on the cover page prior to investing. Recipients of this Prospectus will be provided with a copy of the annual report of the fund(s) to which this Prospectus relates, upon request and without charge. A Statement of Additional Information has been filed with the SEC and is available upon request and without charge, by writing or calling AIM Distributors. This Prospectus omits certain information contained in the registration statement filed with the SEC. Copies of the registration statement, including items omitted from this Prospectus, may be obtained from the SEC by paying the charges prescribed under its rules and regulations.

                                                                        BF 12/95

                            APPLICATION INSTRUCTIONS

  SOCIAL SECURITY OR TAXPAYER ID NUMBER. Investors should make sure that the social security number or taxpayer identification number ("TIN") which appears in Section 1 of the Application complies with the following guidelines:

------------------------------------------------------------------------------------------------------------------------------------
                                      GIVE SOCIAL SECURITY                                           GIVE TAXPAYER I.D.
      ACCOUNT TYPE                          NUMBER OF:                   ACCOUNT TYPE                     NUMBER OF:

      Individual                  Individual                         Trust, Estate, Pension          Trust, Estate, Pension
                                                                     Plan Trust                      Plan Trust and not
                                                                                                     personal TIN of fiduciary
      Joint Individual            First individual listed in the
                                  "Account Registration" portion
                                  of the Application

      Unif. Gifts to              Minor                              Corporation, Partnership,       Corporation, Partnership,
      Minors/Unif. Transfers                                         Other Organization              Other Organization
      to Minors

      Legal Guardian              Ward, Minor or
                                  Incompetent
      Sole Proprietor             Owner of Business                  Broker/Nominee                  Broker/Nominee
------------------------------------------------------------------------------------------------------------------------------------

  Applications without a certified TIN will not be accepted unless the applicant is a nonresident alien, foreign corporation or foreign partnership and has attached a completed IRS Form W-8.

  BACKUP WITHHOLDING. Each AIM Fund, and other payers, must, according to IRS regulations, withhold 31% of redemption payments and reportable dividends (whether paid or accrued) in the case of any shareholder who fails to provide the Fund with a TIN and a certification that he is not subject to backup withholding.

  An investor is subject to backup withholding if:

  (1) the investor fails to furnish a correct TIN to the Fund, or

  (2) the IRS notifies the Fund that the investor furnished an incorrect TIN, or

  (3) the investor is notified by the IRS that the investor is subject to backup withholding because the investor failed to report all of the interest and dividends on such investor's tax return (for reportable interest and dividends only), or

  (4) the investor fails to certify to the Fund that the investor is not subject to backup withholding under (3) above (for reportable interest and dividend accounts opened after 1983 only), or

  (5) the investor does not certify his TIN. This applies only to reportable interest, dividend, broker or barter exchange accounts opened after 1983, or broker accounts considered inactive during 1983.

  Except as explained in (5) above, other reportable payments are subject to backup withholding only if (1) or (2) above applies.

  Certain payees and payments are exempt from backup withholding and information reporting and such entities should check the box "Exempt from Backup Withholding" on the Application. A complete listing of such exempt entities appears in the Instructions accompanying Form W-9 (which can be obtained from the IRS) and includes, among others, the following:

o a corporation
o an organization exempt from tax under Section 501(a), an individual retirement plan (IRA), or a custodial account under Section 403(b)(7)
o the United States or any of its agencies or instrumentalities
o a state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities
o a foreign government or any of its political subdivisions, agencies or instrumentalities
o an international organization or any of its agencies or instrumentalities
o a foreign central bank of issue
o a dealer in securities or commodities required to register in the U.S. or a possession of the U.S.
o a futures commission merchant registered with the Commodity Futures Trading Commission
o a real estate investment trust
o an entity registered at all times during the tax year under the Investment Company Act of 1940
o a common trust fund operated by a bank under Section 584(a)
o a financial institution
o a middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List
o a trust exempt from tax under Section 664 or described in Section 4947

  Investors should contact the IRS if they have any questions concerning entitlement to an exemption from backup withholding.

NOTE: Section references are to sections of the Code.

  IRS PENALTIES -- Investors who do not supply the AIM Funds with a correct TIN will be subject to a $50 penalty imposed by the IRS unless such failure is due to reasonable cause and not willful neglect. If an investor falsifies information on this form or makes any other false statement resulting in no backup withholding on an account which should be subject to backup withholding, such investor may be subject to a $500 penalty imposed by the IRS and to certain criminal penalties including fines and/or imprisonment.

                                                                        BF 12/95

  NONRESIDENT ALIENS -- Nonresident alien individuals and foreign entities are not subject to the backup withholding previously discussed, but must certify their foreign status by attaching IRS Form W-8 to their application. Form W-8 remains in effect for three calendar years beginning with the calendar year in which it is received by the Fund. Such shareholders may, however, be subject to appropriate withholding as described in the Prospectus under "Dividends, Distributions and Tax Matters."

  SPECIAL INFORMATION REGARDING TELEPHONE EXCHANGE PRIVILEGE. By signing the new Account Application form, an investor appoints the Transfer Agent as his true and lawful attorney to surrender for redemption any and all unissued shares held by the Transfer Agent in the designated account(s), or in any other account with any of the AIM Funds, present or future, which has the identical registration as the designated account(s), with full power of substitution in the premises. The Transfer Agent and AIM Distributors are thereby authorized and directed to accept and act upon any telephone redemptions of shares held in any of the account(s) listed, from any person who requests the redemption proceeds to be applied to purchase shares in any one or more of the AIM Funds, provided that such fund is available for sale and provided that the registration and mailing address of the shares to be purchased are identical to the registration of the shares being redeemed. An investor acknowledges by signing the form that he understands and agrees that the Transfer Agent and AIM Distributors may not be liable for any loss, expense or cost arising out of any telephone exchange requests effected in accordance with the authorization set forth in these instructions if they reasonably believe such request to be genuine, but may in certain cases be liable for losses due to unauthorized or fraudulent transactions. Procedures for verification of telephone transactions may include recordings of telephone transactions (maintained for six months), requests for confirmation of the shareholder's Social Security Number and current address, and mailings of confirmations promptly after the transaction. The Transfer Agent reserves the right to cease to act as agent subject to this appointment, and AIM Distributors reserves the right to modify or terminate the telephone exchange privilege at any time without notice.

  SPECIAL INFORMATION REGARDING TELEPHONE REDEMPTION PRIVILEGE. By signing the new Account Application form, an investor appoints the Transfer Agent as his true and lawful attorney to surrender for redemption any and all unissued shares held by the Transfer Agent in the designated account(s), present or future, with full power of substitution in the premises. The Transfer Agent and AIM Distributors are thereby authorized and directed to accept and act upon any telephone redemptions of shares held in any of the account(s) listed, from any person who requests the redemption. An investor acknowledges by signing the form that he understands and agrees that the Transfer Agent and AIM Distributors may not be liable for any loss, expense or cost arising out of any telephone redemption requests effected in accordance with the authorization set forth in these instructions if they reasonably believe such request to be genuine, but may in certain cases be liable for losses due to unauthorized or fraudulent transactions. Procedures for verification of telephone transactions may include recordings of telephone transactions (maintained for six months), requests for confirmation of the shareholder's Social Security Number and current address, and mailings of confirmations promptly after the transactions. The Transfer Agent reserves the right to cease to act as agent subject to this appointment, and AIM Distributors reserves the right to modify or terminate the telephone redemption privilege at any time without notice. An investor may elect not to have this privilege by marking the appropriate box on the application. Then any exchanges must be effected in writing by the investor (see the applicable Fund's prospectus under the caption "Exchange Privilege -- Exchanges by Mail").

                                                                        BF 12/95

                                                                    APPENDIX II


                                   AGREEMENT

                                      and


                             PLAN OF REORGANIZATION

                                      for


                      BAIRD CAPITAL DEVELOPMENT FUND, INC.

                               TABLE OF CONTENTS


ARTICLE I
DEFINITIONS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

         Section 1.1.     Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

ARTICLE II
TRANSFER OF ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

         Section 2.1.     Reorganization of Baird Capital Development . . . . . . . . . . . . . . . . . . . . . . . .   5
         Section 2.2.     Computation of Net Asset Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         Section 2.3.     Excluded Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         Section 2.4.     Valuation Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         Section 2.5.     Delivery  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Section 2.6.     Dissolution   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Section 2.7.     Issuance of AIM Equity Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Section 2.8.     Investment Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BAIRD CAPITAL DEVELOPMENT   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

         Section 3.1.     Incorporation: Qualification and Corporate Authority  . . . . . . . . . . . . . . . . . . .   9
         Section 3.2.     Registration and Regulation of Baird Capital Development  . . . . . . . . . . . . . . . . .   9
         Section 3.3.     Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         Section 3.4.     No Material Adverse Changes; Contingent Liabilities . . . . . . . . . . . . . . . . . . . .  10
         Section 3.5.     BCD Shares; Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         Section 3.6.     Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         Section 3.7.     Binding Obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         Section 3.8.     No Breaches or Defaults . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         Section 3.9.     Authorizations or Consents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Section 3.10.    Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Section 3.11.    No Actions, Suits or Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Section 3.12.    Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Section 3.13.    Properties and Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Section 3.14.    Ineligible Persons  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Section 3.15.    Rule 17e-1  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Section 3.16.    Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14


         Section 3.17.    Benefit and Employment Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Section 3.18.    Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Section 3.19.    Voting Requirements; Dissenter's Rights . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Section 3.20.    State Takeover Statutes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Section 3.21.    Books and Records . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Section 3.22.    Prospectus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF AIM EQUITY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

         Section 4.1.     Incorporation: Qualification and Corporate Authority  . . . . . . . . . . . . . . . . . . .  16
         Section 4.2.     Binding Obligation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Section 4.3.     No Breaches or Defaults . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Section 4.4.     Authorizations or Consents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         Section 4.5.     Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         Section 4.6.     No Actions, Suits or Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         Section 4.7.     Ineligible Persons  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         Section 4.8.     Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         Section 4.9.     Registration and Regulation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         Section 4.10.    Registration of Portfolio Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Section 4.11.    Representations Concerning the Reorganization . . . . . . . . . . . . . . . . . . . . . . .  20
         Section 4.12.    Prospectus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

ARTICLE V
COVENANTS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

         Section 5.1.     Conduct of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Section 5.2.     Confidentiality and Announcements . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         Section 5.3.     Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Section 5.4.     Further Assurances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Section 5.5.     Notice of Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Section 5.6.     Access to Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Section 5.7.     Consents, Approvals and Filings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Section 5.8.     Submission of Agreement to Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Section 5.9.     Acquisition Proposals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Section 5.10.    Fiduciary Duties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Section 5.11.    Section 15(f) of the 1940 Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

ARTICLE VI
CONDITIONS PRECEDENT TO THE REORGANIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         Section 6.1.     Conditions Precedent of AIM Equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Section 6.2.     Mutual Conditions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         Section 6.3.     Conditions Precedent of Baird Capital Development . . . . . . . . . . . . . . . . . . . . .  31

TERMINATION OF AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . . . . . . . .  32

         Section 7.1.     Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Section 7.2.     Survival After Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

ARTICLE VIII
MISCELLANEOUS   . . . . . . . . . . . . . . . . . . . . . . . . . .  .. . . . . . . . . . . . . . . . . . . . . . . .  34

         Section 8.1.     Nonsurvival of Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . .  34
         Section 8.2.     Law Governing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Section 8.3.     Binding Effect, Persons Benefiting, No Assignment . . . . . . . . . . . . . . . . . . . . .  34
         Section 8.4.     Obligation of AIM Equity Portfolio. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Section 8.5.     Amendments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Section 8.6.     Enforcement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Section 8.7.     Interpretation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         Section 8.8.     Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         Section 8.9.     Entire Agreement; Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         Section 8.10.    Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35


         Schedule 3.12(a) - Contracts
         Schedule 6.1(d)  - Opinion of Counsel to Baird Capital Development
         Schedule 6.2(g)  - Tax Opinions
         Schedule 6.3(d)  - Opinion of Counsel to AIM Equity

                      AGREEMENT AND PLAN OF REORGANIZATION


                 AGREEMENT AND PLAN OF REORGANIZATION, dated as of December 20, 1995 (this "Agreement"), by and between Baird Capital Development Fund, Inc., a Wisconsin corporation ("Baird Capital Development"), and AIM Equity Funds, Inc., a Maryland corporation ("AIM Equity"), acting on behalf of AIM Capital Development Fund (the "Portfolio").

                                   WITNESSETH

                 WHEREAS, Baird Capital Development is an investment company registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act (as defined below); and

                 WHEREAS, AIM Equity is an investment company registered with the SEC under the Investment Company Act that offers separate classes of its shares representing interests in several investment portfolios for sale to the public; and

                 WHEREAS, Baird Capital Development owns securities in which the Portfolio is permitted to invest; and

                 WHEREAS, Baird Capital Development desires to provide for its reorganization through the transfer of substantially all of its assets to the Portfolio in exchange for shares of the Portfolio issued in the manner set forth in this Agreement; and

                 WHEREAS, this Agreement is intended to be and is adopted as a Plan of Reorganization and Liquidation within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

                 NOW, THEREFORE, in consideration of the foregoing premises and the agreements and undertakings of AIM Equity and Baird Capital Development contained in this Agreement, AIM Equity and Baird Capital Development agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

                 Section 1.1. Definitions. (a) For all purposes in this Agreement, the following terms shall have the respective meanings set forth in this Section 1.1 (such definitions to be equally applicable to both the singular and plural forms of the terms herein defined):

                 "Acquisition Proposal" means, except for the transactions contemplated hereby, any proposal with respect to a merger, reorganization, consolidation, share exchange or similar transaction involving Baird Capital Development, or any purchase of all or any significant portion of the assets of Baird Capital Development, or any equity interest in Baird Capital Development.

                 "AEF Registration Statement" means the registration statement on Form N-1A of AIM Equity, as amended, Registration No. 2-25469/811-1424, that is applicable to the Portfolio.

                 "Advisers Act" means the Investment Advisers Act of 1940, as amended, and all rules and regulations of the SEC adopted pursuant thereto.

                 "Affiliated Person" means an affiliated person as defined in
Section 2(a)(3) of the Investment Company Act.

                 "Agreement" means this Agreement and Plan of Reorganization together with all schedules and exhibits attached hereto and all amendments hereto and thereof.

                 "AIM Equity" means AIM Equity Funds, Inc., a Maryland corporation.

                 "Baird Capital Development" means Baird Capital Development Fund, Inc., a Wisconsin corporation.

                 "BCD Financial Statements" shall have the meaning set forth in
Section 3.3 of this Agreement.

                 "BCD Shareholders" means the holders of record as of the Closing Date of the issued and outstanding shares of the capital stock of Baird Capital Development.

                 "BCD Shareholders Meeting" means a meeting of the shareholders of Baird Capital Development convened in accordance with applicable law and the articles of incorporation of Baird Capital Development to consider and vote upon the approval of this Agreement and the transactions contemplated by this Agreement.

                 "BCD Shares" means the issued and outstanding shares of the capital stock of Baird Capital Development.

                 "Benefit Plan" means any material "employee benefit plan" (as defined in Section 3(3) of ERISA) and any material bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, vacation, retirement, profit sharing, welfare plans or other plan, arrangement or understanding maintained or contributed to by Baird Capital Development, or otherwise providing benefits to any current or former employee, officer or director of Baird Capital Development.

                 "Closing" means the transfer of the assets of Baird Capital Development against the delivery of Portfolio Shares directly to the shareholders of Baird Capital Development as described in Section 2.1 of this Agreement.

                 "Closing Date" means March 29, 1996, or such other date as the parties may mutually determine.

                 "Code" means the Internal Revenue Code of 1986, as amended.

                 "Confidential Information" shall have the meaning set forth in
Section 5.2(a) of this Agreement.

                 "Custodian" means State Street Bank and Trust Company acting in its capacity as custodian for the assets of the Portfolio.

                 "Effective Time" shall mean 2:00 p.m. Central Time on the Closing Date.

                 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                 "Exchange Act" means the Securities and Exchange Act of 1934, as amended, and all rules and regulations adopted by the SEC pursuant thereto.

                 "Excluded Assets" shall have the meaning set forth in Section
2.3 of this Agreement.

                 "Governmental Authority" means any foreign, United States or state government, government agency, department, board, commission (including the SEC) or instrumentality, and any court, tribunal or arbitrator of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority (including the National Association of Securities Dealers, Inc., the Commodities and Futures Trading Commission, the National Futures Association, the Investment Management Regulatory Organization Limited and the Office of Fair Trading).

                 "Investment Company Act" means the Investment Company Act of 1940, as amended, and all rules and regulations adopted by the SEC pursuant thereto.

                 "Lien" means any pledge, lien, security interest, charge, claim or encumbrance of any kind.

                 "Material Adverse Effect" means an effect that would cause a change in the condition (financial or otherwise), properties, assets or prospects of an entity having an adverse monetary effect in an amount equal to or greater than $50,000.

                 "Person" means an individual or a corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                 "Portfolio" means AIM Capital Development Fund, an investment portfolio of AIM Equity.

                 "Portfolio Shares" means shares of common stock of AIM Equity, par value $.001, each representing an interest in the Portfolio.

                 "Reorganization" means the acquisition of certain of the assets of Baird Capital Development by the Portfolio in consideration of the issuance of Portfolio Shares directly to BCD Shareholders as described in this Agreement.

                 "Required BCD Shareholder Vote" shall have the meaning set forth in Section 3.19 of this Agreement.

                 "Return" means any return, report or form or any attachment thereto required to be filed with any taxing authority.

                 "SEC" means the United States Securities and Exchange
Commission.

                 "Securities Act" means the Securities Act of 1933, as amended, and all rules and regulations adopted by the SEC pursuant thereto.

                 "Tax" means any tax or similar governmental charge, impost or levy (including, without limitation, income taxes (including, without limitation, alternative minimum tax and estimated tax), franchise taxes, transfer taxes or fees, sales taxes, use taxes, gross receipts taxes, value added taxes, employment taxes, excise taxes, ad valorem taxes, property taxes, withholding taxes, payroll taxes, minimum taxes, or windfall profit taxes), together with any related penalties, fines, additions to tax or interest, imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof.

                 "Valuation Date" shall have the meaning set forth in Section
2.4 of this Agreement.


                                   ARTICLE II
                               TRANSFER OF ASSETS

                 Section 2.1. Reorganization of Baird Capital Development. At the Effective Time, all of the assets of Baird Capital Development, except the Excluded Assets, shall be delivered to the Custodian for the account of the Portfolio in exchange for, and against delivery by AIM Equity directly to the BCD Shareholders at the opening of business on the Closing Date of a number of Portfolio Shares (including, if applicable, fractional shares rounded to the nearest thousandth) having an aggregate net asset value equal to the net value of the assets of Baird Capital Development so transferred, assigned and delivered, all determined and adjusted as provided in Section 2.2 below. Upon delivery of such assets, the Portfolio will receive good and marketable title to such assets free and clear of all Liens.

                 Section 2.2.     Computation of Net Asset Value.

                 (a) The net asset value of the Portfolio Shares and the net value of the assets of Baird Capital Development subject to this Agreement shall, in each case, be determined as of the close of business on the NYSE on the Valuation Date.

                 (b) The net asset value of the Portfolio Shares shall be computed in the manner set forth in accordance with the policies and procedures of the Portfolio as described in the AEF Registration Statement.

                 (c) The net value of the assets of Baird Capital Development subject to this Agreement shall be computed by AIM Equity and shall be subject to adjustment by the amount, if any, agreed to by Baird Capital Development and AIM Equity. In determining the value of the securities transferred by Baird Capital Development to the Portfolio, each security shall be priced in accordance with the policies and procedures of the Portfolio as described in the AEF Registration Statement. For such purposes, market quotes and the security characteristics relating to establishing such quotes shall be determined by AIM Equity, with the approval of Baird Capital Development. Securities for which market quotes are not available shall be valued as mutually agreed by AIM Equity and Baird Capital Development, provided that such value is consistent with the pricing procedures adopted by AIM Equity. All computations shall be made by AIM Equity in cooperation with the auditors of AIM Equity and the auditors of Baird Capital Development, who will apply certain procedures agreed to by AIM Equity and Baird Capital Development to test such computations.

                 Section 2.3. Excluded Assets. There shall be deducted from the assets of Baird Capital Development described in Section 2.1 all organizational expenses, any prepaid expenses that would not have value to the Portfolio and cash in an amount estimated by Baird Capital Development to be sufficient to pay all the liabilities of Baird Capital Development, including, without limitation, (i) amounts owed or to be owed to any BCD Shareholder, including declared but unpaid dividends, (ii) accounts payable, taxes and other accrued and unpaid expenses, if any, incurred in the normal operation of its business up to and including the Closing Date and (iii) the costs and expenses incurred by Baird Capital Development in making and carrying out the transactions contemplated by this Agreement.

                 Section 2.4. Valuation Date. The assets of Baird Capital Development and the net asset value per share of the Portfolio Shares shall be valued as of the close of business on the NYSE on the business day next preceding the Closing Date (the "Valuation Date"). The stock transfer books of Baird Capital Development will be permanently closed as of the close of business on the Valuation Date and only requests for the redemption of shares of Baird Capital Development received in proper form prior to the close of trading on the NYSE on the Valuation Date shall be accepted by Baird Capital Development. Redemption requests thereafter received by Baird Capital Development shall be deemed to be redemption requests for Portfolio Shares (assuming that the transactions contemplated by this Agreement have been consummated) to be distributed to BCD Shareholders under this Agreement.

                 Section 2.5.     Delivery.

                 (a) Assets held by Baird Capital Development shall be delivered by Baird Capital Development to the Custodian on the Closing Date.
No later than three (3) business days preceding the Closing Date Baird Capital Development shall instruct its custodian to make such delivery to the Custodian. Baird Capital Development shall further instruct its custodian that any trade made by Baird Capital Development during the three day period before the Closing Date shall settle at the Custodian. The assets so delivered shall be duly endorsed in proper form for transfer in such condition as to constitute a good delivery thereof, in accordance with the custom of brokers, and shall be accompanied by all necessary state stock transfer stamps, if any, or a check for the appropriate purchase price thereof. Cash held by Baird Capital Development (other than cash held as part of the Excluded Assets) shall be delivered at the Effective Time and shall be in the form of currency or wire transfer in Federal funds, payable to the order of the account of the Portfolio at the Custodian.

                 (b) If, on the Closing Date, Baird Capital Development is unable to make delivery in the manner contemplated by Section 2.5(a) of securities held by Baird Capital Development for the reason that any of such securities purchased prior to the Closing Date have not yet been delivered to Baird Capital Development, its broker or brokers, then, AIM Equity shall waive the delivery requirements of Section 2.5(a) with respect to said undelivered securities, if Baird Capital Development has delivered to the Custodian by or on the Closing Date and with respect to said undelivered securities, executed copies of an agreement of assignment and escrow agreement and due bills executed on behalf of said broker or brokers, together with such other documents as may be required by AIM Equity or the Custodian, including brokers' confirmation slips.

                 Section 2.6. Dissolution. As soon as reasonably practicable after the Closing Date, Baird Capital Development shall pay or make provisions for all of its debts, liabilities and taxes and distribute all remaining assets to the BCD Shareholders, and Baird Capital Development shall be dissolved and deregistered under the Investment Company Act and under applicable state laws, provided that, in the event that the transactions contemplated herein are not approved by the BCD Shareholders, Baird Capital Development shall not be obligated to so dissolve and deregister.

                 Section 2.7. Issuance of AIM Equity Shares. At the Closing Date, Baird Capital Development shall instruct AIM Equity that the pro rata interest of each of BCD Shareholders of record as of the close of business on the Valuation Date, as certified by Baird Capital Development's transfer agent, in the Portfolio

Shares be registered on the books of AIM Equity in full and fractional shares in the name of each BCD Shareholder, and AIM Equity agrees promptly to comply with said instruction. All issued and outstanding shares of Baird Capital Development's capital stock shall thereupon be canceled on the books of Baird Capital Development. AIM Equity shall have no obligation to inquire as to the validity, propriety or correctness of any such instruction, but shall, in each case, assume that such instruction is valid, proper and correct. AIM Equity shall record on its books the ownership of the Portfolio Shares by BCD Shareholders and shall forward a confirmation of such ownership to the BCD Shareholders. No redemption or repurchase of such shares credited to former BCD Shareholders in respect of Baird Capital Development shares represented by unsurrendered stock certificates shall be permitted until such certificates have been surrendered to AIM Equity for cancellation, or if such certificates are lost or misplaced, until lost certificate affidavits have been executed and delivered to AIM Equity.

                 Section 2.8.     Investment Securities.

                 (a) It is expressly understood that Baird Capital Development may hereafter sell any securities owned by it in the ordinary course of its business as a diversified, open-end, management investment company. Upon written request by AIM Equity, Baird Capital Development shall
(i) prior to the Closing Date, dispose of equity securities held by it to assure that AIM Equity does not own ten percent (10%) or more of the outstanding voting securities of any issuer as a result of the Reorganization, or (ii) cooperate with and assist AIM Equity in preparing and filing on the Closing Date the notification and report form required by the Hart-Scott-Rodino Antitrust Improvements Act, in which case the Closing shall be delayed until the end of the waiting period prescribed by such act.

                 (b) On or prior to the Valuation Date, Baird Capital Development shall deliver a list setting forth the securities it then owns together with the respective Federal income tax bases thereof. Baird Capital Development shall provide to AIM Equity on or before the Valuation Date, detailed tax basis accounting records for each security to be transferred to it pursuant to this Agreement. Such records shall be prepared in accordance with the requirements for specific identification tax lot accounting and clearly reflect the bases used for determination of gain and loss realized on the partial sale of any security transferred to the Portfolio hereunder. Such records shall be made available by Baird Capital Development prior to the Valuation Date for inspection by the Treasurer (or his designee) or the auditors of AIM Equity upon reasonable request.

                 2.9. Liabilities and Expenses. The Portfolio shall not assume any liabilities of Baird Capital Development and Baird Capital Development shall use its reasonable best efforts to discharge all known liabilities, as far as may be possible, prior to the Closing Date.


                                  ARTICLE III
          REPRESENTATIONS AND WARRANTIES OF BAIRD CAPITAL DEVELOPMENT

                 Baird Capital Development represents and warrants to AIM Equity that:

                 Section 3.1. Incorporation: Qualification and Corporate Authority. Baird Capital Development has been duly incorporated and is validly existing and in active status under the laws of the State of Wisconsin with all requisite corporate power and authority to conduct its business as presently conducted.

                 Section 3.2. Registration and Regulation of Baird Capital Development. Baird Capital Development is duly registered with the SEC as an investment company under the Investment Company Act and all BCD Shares which have been or are being offered for sale have been duly registered under the Securities Act and have been duly registered, qualified or are exempt from registration or qualification under the securities laws of each state or other jurisdiction in which such shares have been or are being offered for sale, and no action has been taken by Baird Capital Development to revoke or rescind any such registration or qualification. Baird Capital Development is in compliance in all material respects with all applicable laws, rules and regulations, including, without limitation, the Investment Company Act, the Securities Act, the Exchange Act and all applicable state securities laws. Baird Capital Development is in compliance in all material respects with the applicable investment policies and restrictions set forth in its registration statement currently in effect. The value of the net assets of Baird Capital Development is determined using portfolio valuation methods that comply in all material respects with the requirements of the Investment Company Act and the policies of Baird Capital Development and all purchases and redemptions of BCD Shares have been effected at the net asset value per share calculated in such manner.

                 Section 3.3. Financial Statements. The books of account and related records of Baird Capital Development fairly reflect in reasonable detail its assets, liabilities and transactions in accordance with generally accepted accounting principles applied on a consistent basis. The audited financial statements dated September 30, 1995 of Baird Capital Development previously delivered to AIM Equity (the "BCD Financial Statements") present fairly in all material respects the financial position of Baird Capital Development as at the dates indicated and the results of operations and cash flows for the periods then ended in accordance with generally accepted accounting principles applied on a consistent basis for the periods then ended.

                 Section 3.4. No Material Adverse Changes; Contingent Liabilities. Since September 30, 1995, no material adverse change has occurred in the financial condition, results of operations, business, assets or liabilities of Baird Capital Development or the status of Baird Capital Development as a regulated investment company under the Code, other than changes resulting from any change in general conditions in the financial or securities markets or the performance of any investments made by Baird Capital Development or occurring in the ordinary course of business of Baird Capital Development. There are no contingent liabilities of Baird Capital Development not disclosed in the BCD Financial Statements which are required to be disclosed in accordance with generally accepted accounting principles.

                 Section 3.5.     BCD Shares; Liabilities.

                 (a) The BCD Shares have been duly authorized and validly issued and are fully paid and non-assessable (except as provided in Wisconsin Business Corporation Law Section 180.0622(2)(b)).

                 (b) There is no plan or intention by the shareholders of Baird Capital Development who own five percent (5%) or more of the BCD Shares, and to the knowledge of Baird Capital Development's management, the remaining BCD Shareholders have no present plan or intention of selling, exchanging, redeeming or otherwise disposing of a number of the Portfolio Shares received by them in connection with the Reorganization that would reduce the BCD Shareholders' ownership of Portfolio Shares to a number of shares having a value, as of the Closing Date, of less than fifty percent (50%) of the value of all of the formerly outstanding BCD Shares as of the same date. For purposes of this Section 3.5, BCD Shares exchanged for cash or other property or exchanged for cash in lieu of fractional shares of the Portfolio will be treated as outstanding BCD Shares on the date of the Reorganization. Moreover, BCD Shares and Portfolio Shares held by BCD Shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the Reorganization will be considered in making this representation, except for BCD Shares or Portfolio Shares which have been, or will be, redeemed by Baird Capital Development or the Portfolio in the ordinary course of its business as an open-end, diversified management investment company (or a series thereof) under the Investment Company Act.

                 (c) At the time of the Reorganization, Baird Capital Development shall not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any Person could acquire BCD Shares, except for the right of investors to acquire BCD Shares at net asset value in the normal course of its business as an open-end diversified management investment company operating under the Investment Company Act.

                 (d) Throughout the five-year period ending on the Closing Date, Baird Capital Development will have conducted its historic business within the meaning of Section 1.368-1(d) of the Income Tax Regulations under the Code in a substantially unchanged manner. In anticipation of the Reorganization, Baird Capital Development will not dispose of assets that, in the aggregate, will result in less than fifty percent (50%) of its historic business assets being transferred to the Portfolio.

                 (e) Baird Capital Development does not have, and has not had during the six (6) months prior to the date of this Agreement, any employees, and shall not hire any employees from and after the date of this Agreement through the Closing Date.

                 Section 3.6. Accountants. Price Waterhouse, LLP, which has reported upon BCD Financial Statements for the period ended September 30, 1995, are independent public accountants as required by the Securities Act and the Exchange Act.

                 Section 3.7. Binding Obligation. This Agreement has been duly authorized, executed and delivered by Baird Capital Development and, assuming this Agreement has been duly executed and delivered by AIM Equity and approved by the BCD Shareholder, constitutes the legal, valid and binding obligation of Baird Capital Development, enforceable against Baird Capital Development in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors' rights generally or by general equity principles (whether applied in a court of law or a court of equity and including limitations on the availability of specific performance or other equitable remedies).

                 Section 3.8. No Breaches or Defaults. The execution and delivery of this Agreement by Baird Capital Development and performance by Baird Capital Development of its obligations hereunder has been duly authorized by all necessary corporate action on the part of Baird Capital Development, other than BCD Shareholder approval, and (i) does not and, on the Closing Date, will not result in any violation of the articles of incorporation or by-laws of Baird Capital

Development and (ii) does not and, will not on the Closing Date, result in a breach of any of the terms or provisions of, or constitute (with or without the giving of notice or the lapse of time or both) a default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation or imposition of any Lien upon any property or assets of Baird Capital Development (except for such breaches or defaults or Liens that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect) under (A) any indenture, mortgage or loan agreement or any other material agreement or instrument to which Baird Capital Development is a party or by which it may be bound or to which any of its properties may be subject; (B) any Permit; or (C) any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over Baird Capital Development or any of its properties. Baird Capital Development is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

                 Section 3.9. Authorizations or Consents. Other than those which shall have been obtained or made on or prior to the Closing Date and those that must be made after the Closing Date to comply with Section 2.6 of this Agreement, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by Baird Capital Development in connection with the due execution and delivery by Baird Capital Development of this Agreement and the consummation by Baird Capital Development of the transactions contemplated hereby.

                 Section 3.10. Permits. Baird Capital Development has in full force and effect all Federal, state, local and foreign governmental approvals, consents, authorizations, certificates, filings, franchises, licenses, notices, permits and rights (collectively, "Permits") necessary for it to conduct its business as presently conducted, and there has occurred no default under any Permit, except for the absence of Permits and for defaults under Permits the absence or default of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Baird Capital Development there are no proceedings relating to the suspension, revocation or modification of any Permit, except for such that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

                 Section 3.11.    No Actions, Suits or Proceedings.

                 (a) There is no pending action, litigation or proceeding, nor, to the knowledge of Baird Capital Development, has any litigation been overtly threatened in writing or orally, against Baird Capital Development before any Governmental Authority which questions the validity or legality of this Agreement or of the actions contemplated hereby or which seeks to prevent the consummation of the transactions contemplated hereby, including the Reorganization.

                 (b) There are no legal, administrative or arbitration actions, suits, or proceedings instituted or pending or, to the knowledge of Baird Capital Development, threatened in writing or, if probable of assertion, orally against Baird Capital Development or affecting any property, asset, interest, or right of Baird Capital Development, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are not in existence on the date hereof any plea agreements, judgments, injunctions, consents, decrees, exceptions or orders that were entered by, filed with or issued by Governmental Authority relating to the conduct of the business of Baird Capital Development affecting in any significant respect the conduct of its business. Baird Capital Development is not, and has not been, to the knowledge of Baird Capital Development, the target of any investigation by the SEC or any state securities administrator.

                 Section 3.12.    Contracts.

                 (a) Except for the contracts and agreements listed on Schedule 3.12(a), Baird Capital Development is not a party to any material contract, debt arrangement, futures contract, plan, lease, franchise or permit of any kind or nature whatsoever.

                 (b) Baird Capital Development is not in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business or operations receives benefits, and which default could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and, to the knowledge of Baird Capital Development, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

                 Section 3.13. Properties and Assets. Baird Capital Development has good and marketable title to all properties and assets reflected in BCD Financial Statements as owned by it, free and clear of all Liens except as described in the BCD Financial Statements.

                 Section 3.14. Ineligible Persons. Except as previously disclosed to AIM Equity, neither Baird Capital Development nor any "Affiliated Person" of Baird Capital Development has been convicted of any felony or misdemeanor, described in Section 9(a)(1) of the Investment Company Act, nor has any Affiliated Person of Baird Capital Development been subject, or presently is subject, to any disqualification that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Advisers Act or Rule 206(4)-4(b) thereunder or of a broker-dealer under Section 15 of the Exchange Act, or for disqualification as an investment adviser, employee, officer or director of an investment company under Section 9 of the Investment Company Act, and, to Baird Capital Development's knowledge, there is no proceeding or investigation that is reasonably likely to become the basis for any such disqualification, denial, suspension or revocation.

                 Section 3.15. Rule 17e-1. Baird Capital Development has duly adopted procedures pursuant to Rule 17e-1 under the Investment Company Act, to the extent applicable, and Baird Capital Development currently complies and will comply with the requirements of Section 17(e) of the Investment Company Act and Rule 17e-1 thereunder, to the extent applicable.

                 Section 3.16.    Taxes.

                 (a) Baird Capital Development has elected to be treated as a regulated investment company under Subchapter M of the Code. Baird Capital Development has qualified as such for each taxable year since inception and that has ended prior to the Closing Date and will have satisfied the requirements of Section 851(b) of the Code for the period beginning on the first day of its current taxable year and ending on the Closing Date. In order to (i) insure continued qualification of Baird Capital Development as a "regulated investment company" for tax purposes and (ii) eliminate any tax liability of Baird Capital Development arising by reason of undistributed investment company taxable income or net taxable gain, Baird Capital Development will declare to the BCD Shareholders of record on or prior to the Valuation Date a dividend or dividends that, together with all such previous dividends shall have the effect of distributing (A) all of its investment company taxable income (determined without regard to any deductions for dividends paid) for the taxable year ended September 30, 1995 and for the short taxable year beginning on October 1, 1995 and ending on the Closing Date and
(B) all of its net capital gains realized in its taxable year ended September 30, 1995 and in such short taxable year (after reduction for any capital loss carryover).

                 (b) Baird Capital Development has timely filed all Returns required to be filed by it and all Taxes with respect thereto have been paid, except where the failure so to file or so to pay, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Adequate provision has been made in the financial statements of Baird Capital Development for all Taxes in respect of all periods ending on or before the date of such financial statements, except where the failure to make such provisions would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. No deficiencies for any Taxes have been proposed, assessed or asserted in writing by any taxing authority against Baird Capital Development, and no deficiency has been proposed, assessed or asserted, in writing, where such deficiency would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. No waivers of the time to assess any such Taxes are outstanding nor are any written requests for such waivers pending and no Return of Baird Capital Development is currently being or has been audited since September 30, 1990 with respect to income taxes (and since September 30, 1992 with respect to all other Taxes) by any Federal, state, local, or foreign Tax authority.

                 (c) Baird Capital Development's fiscal year has not been changed for tax purposes since September 30, 1990.

                 Section 3.17. Benefit and Employment Obligations. Baird Capital Development has no obligation to provide any post-retirement or post-employment benefit to any Person, including but not limited to under any Benefit Plan, and has no obligation to provide unfunded deferred compensation or other unfunded or self-funded benefits to any Person.

                 Section 3.18. Brokers. No broker, finder or similar intermediary has acted for or on behalf of Baird Capital Development in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker's, finder's or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Baird Capital Development or any action taken by it.

                 Section 3.19. Voting Requirements; Dissenter's Rights. The affirmative votes of a majority of the holders of the outstanding BCD Shares (the "Required BCD Shareholder Vote") are the only votes of the holders of any class or series of Baird Capital Development's capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement.
The BCD Shareholders may not exercise dissenter's rights granted under the Wisconsin Business Corporation Law with respect to the Reorganization.

                 Section 3.20. State Takeover Statutes. No state takeover statute or similar statute or regulation applies or purports to apply to the Reorganization, this Agreement or any of the transactions contemplated by this Agreement.

                 Section 3.21. Books and Records. The books and records of Baird Capital Development reflecting, among other things, the purchase and sale of BCD Shares by BCD Shareholders, the number of issued and outstanding shares owned by each BCD Shareholder and the state or other jurisdiction in which such shares were offered and sold, are complete and accurate in all material respects.

                 Section 3.22. Prospectus. The current prospectus and statement of additional information for Baird Capital Development as of the date on which they were issued did not contain, and as supplemented by any supplement thereto dated prior to or on the Closing Date, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, provided, however, that no representation or warranty is made with respect to written information provided by AIM Equity for inclusion in the prospectus or statement of additional information of Baird Capital Development, or any supplement thereto.


                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF AIM EQUITY

                 AIM Equity represents and warrants to Baird Capital Development as follows:

                 Section 4.1. Incorporation: Qualification and Corporate Authority. AIM Equity has been duly incorporated and is validly existing and in good standing under the laws of Maryland, with all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.

                 Section 4.2. Binding Obligation. This Agreement has been duly authorized, executed and delivered by AIM Equity and, assuming this Agreement has been duly executed and delivered by Baird Capital Development, constitutes the legal, valid and binding obligation of AIM Equity, enforceable against AIM Equity in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors' rights generally or by general equity principles (whether applied in a court of law or a court of equity and including limitations on the availability of specific performance or other equitable remedies).

                 Section 4.3. No Breaches or Defaults. The execution and delivery of this Agreement by AIM Equity and performance by AIM Equity of its obligations hereunder have been duly authorized by all necessary corporate action on the part of AIM Equity and (i) do not, and on the Closing Date will not, result in any violation of the charter or by-laws of AIM Equity and (ii) does not, and on the Closing Date will not, result in a breach of any of the terms or provisions of, or constitute (with or without the giving of notice or the lapse of time or both) a default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation or imposition of any Lien upon any property or assets of the Portfolio (except for such breaches or defaults or Liens that would not reasonably be expected, individually or in the aggregate, to adversely affect the consummation of the Reorganization) under (A) any indenture, mortgage or loan or any other material agreement or instrument to which AIM Equity is a party or by which it may be bound which relates to the Portfolio or to which any properties of the Portfolio may be subject; (B)any Permit; or (C) any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Authority having jurisdiction over AIM Equity or any of the Portfolio's properties.

                 Section 4.4. Authorizations or Consents. Other than those which shall have been obtained or made on or prior to the Closing Date, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority will be required to be obtained or made by AIM Equity in connection with the due execution and delivery by AIM Equity of this Agreement and the consummation by AIM Equity of the transactions contemplated hereby.

                 Section 4.5. Permits. AIM Equity has in full force and effect all Permits necessary for it to conduct its business as presently conducted as it relates to the Portfolio, and there has occurred no default under any Permit, except for the absence of Permits and for defaults under Permits the absence or default of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of AIM Equity there are no proceedings relating to the suspension, revocation or modification of any Permit, except for such that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

                 Section 4.6.     No Actions, Suits or Proceedings.

                 (a) There is no pending action, suit or proceeding, nor, to the knowledge of AIM Equity, has any litigation been overtly threatened in writing or, if probable of assertion, orally, against AIM Equity before any Governmental Authority which questions the validity or legality of this Agreement or of the transactions contemplated hereby, or which seeks to prevent the consummation of the transactions contemplated hereby, including the Reorganization.

                 (b) There are no legal, administrative or arbitration actions, suits, or proceedings instituted or pending or, to the knowledge of AIM Equity, threatened in writing or, if probable of assertion, orally against AIM Equity or affecting any property, asset, interest, or right of the Portfolio, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are not in existence on the date hereof any plea agreements, judgments, injunctions, consents, decrees, exceptions or orders that were entered by, filed with or issued by Governmental Authority relating to AIM Equity's conduct of the business of the Portfolio affecting in any significant respect the conduct of such business. AIM Equity is not, and has not been, to the knowledge of AIM Equity, the target of any investigation by the SEC or any state securities administrator.


                 Section 4.7. Ineligible Persons. Neither AIM Equity nor any "Affiliated Person" of AIM Equity has been convicted of any felony or misdemeanor, described in Section 9(a)(1) of the Investment Company Act, nor has any affiliated person of AIM Equity been subject, or presently is subject, to any disqualification that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Advisers Act or Rule 206(4)-4(b) thereunder or of a broker-dealer under Section 15 of the Exchange Act, or for disqualification as an investment adviser, employee, officer or director of an investment company under Section 9 of the Investment Company Act, and, to AIM Equity's knowledge, there is no proceeding or investigation that is reasonably likely to become the basis for any such disqualification, denial, suspension or revocation.

                 Section 4.8. Brokers. No broker, finder or similar intermediary has acted for or on behalf of AIM Equity in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker's, finder's or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with AIM Equity or any action taken by AIM Equity.

                 Section 4.9. Registration and Regulation. AIM Equity is registered with the SEC under the Investment Company Act as an open-end, management, series, investment company and the Portfolio has elected to qualify as a regulated investment company under Section 851 of the Code. On the Closing Date the Portfolio will be in compliance in all material respects with all applicable laws, rules and regulations, including, without limitation, the Investment Company Act, the Securities Act, the Exchange Act and all applicable state securities laws. On the Closing Date the Portfolio will be in compliance in all material respects with the applicable investment policies and restrictions set forth in its registration statement currently in effect. After the Closing Date the value of the net assets of the Portfolio will be determined using portfolio valuation methods that comply in all material respects with the requirements of the Investment Company Act.

                 Section 4.10.    Registration of Portfolio Shares.

                 (a) The authorized capital stock of AIM Equity consists of 7,000,000,000 shares with a par value of $0.001 each.

                 (b) The Portfolio Shares of AIM Equity to be issued pursuant to Section 2.7 shall on the Closing Date be duly registered under the Securities Act by a Registration Statement on Form N-14 of AIM Equity then in effect.

                 (c)      The Portfolio Shares to be issued pursuant to Section
2.7 are duly authorized and on the Closing Date will be validly issued and fully paid and non-assessable and will conform in all substantial respects to the description thereof contained in the Registration Statement on Form N-14 then in effect. At the time of the Reorganization, the Portfolio shall not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any Person could acquire Portfolio Shares, except for the right of investors to acquire Portfolio Shares at the public offering price in the normal course of its business as an open-end diversified management investment company operating under the Investment Company Act.

                 (d) The combined proxy statement/prospectus (the "Combined Proxy Statement/Prospectus") which forms a part of AIM Equity's Registration Statement on Form N-14 shall be furnished to Baird Capital Development and BCD Shareholders entitled to vote at the BCD Shareholders Meeting. The Combined Proxy Statement/Prospectus and related Statement of Additional Information of the Portfolio, when they become effective, shall conform in all material respects to the applicable requirements of the Securities Act and the Investment Company Act and shall not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading, provided, however, that no representation or warranty is made with respect to written information provided by Baird Capital Development for inclusion in the Combined Prospectus/Proxy Statement.

                 (e) The Portfolio Shares which AIM Equity intends to offer for sale to the public after the Closing Date shall be duly registered under the Securities Act by the AEF Registration Statement then in effect.

                 Section 4.11.    Representations Concerning the
Reorganization.

                 (a) AIM Equity has no plan or intention to reacquire any of the Portfolio Shares issued in the Reorganization, except to the extent that the Portfolio is required by the Investment Company Act to redeem any of its shares presented for redemption.

                 (b) The Portfolio has no plan or intention to sell or otherwise dispose of any of the assets of Baird Capital Development acquired in the Reorganization, other than in the ordinary course of its business and to the extent necessary to maintain its status as a "regulated investment company" under the Code.

                 (c) Following the Reorganization, the Portfolio will continue the "historic business" of Baird Capital Development (within the meaning of Section 1.368-1(d) of the Income Tax Regulations under the Code) or use a significant portion of Baird Capital Development's historic assets in a business.

                 (d) Upon consummation of the Reorganization, the investment portfolios of AIM Equity, in the aggregate, will not own ten percent or more of the voting securities any issuer.

                 Section 4.12. Prospectus. The prospectus and statement of additional information for Baird Capital Development that will become effective on the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, provided, however, that no representation or warranty is made with respect to written information provided by Baird Capital Development for inclusion in such prospectus or statement of additional information, or any supplement thereto.


                                   ARTICLE V
                                   COVENANTS

                 Section 5.1.     Conduct of Business.

                 (a) From the date of this Agreement up to and including the Closing Date (or, if earlier, the date upon which this Agreement is terminated pursuant to Article VII), Baird Capital Development shall conduct its businesses only in the ordinary course and substantially in accordance with past practices, and shall use its reasonable best efforts to preserve intact its business organization and material assets and maintain the rights, franchises and business and customer relations necessary to conduct its businesses in the ordinary course in all material respects. Without limiting the generality of the foregoing, Baird Capital Development shall not do any of the following without the prior written consent of AIM Equity, which consent shall not be unreasonably withheld:

                    (i) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

                   (ii) amend its articles of incorporation or by-laws;

                  (iii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or any assets that are material, individually or in the aggregate, to Baird Capital Development taken as a whole, except purchases of assets in the ordinary course of business consistent with past practice, and except as permitted under Sections 5.9 and 5.10;

                   (iv) sell, lease or otherwise dispose of any of its material properties or assets, or mortgage or otherwise encumber or subject to any Lien any of its material properties or assets, other than in the ordinary course of business;

                    (v) incur any indebtedness for borrowed money or guarantee any indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Baird Capital Development, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person, or enter into any arrangement having the economic effect of any of the foregoing;

                   (vi) settle or compromise any income tax liability or make any material tax election;

                  (vii) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business;

                 (viii) change its methods of accounting, except as required by changes in generally accepted accounting principles as concurred in by its independent auditors, or change its fiscal year;

                   (ix) make or agree to make any material severance, termination, indemnification or similar payments except pursuant to existing agreements; or

                    (x) adopt any Benefit Plan.

                 (b) From the date of this Agreement up to and including the Closing Date (or, if earlier, the date upon which this Agreement is terminated pursuant to Article VII), AIM Equity shall conduct the business of the Portfolio only in the ordinary course and substantially in accordance with past practices, and shall use its reasonable best efforts to preserve intact its business organization and material assets and maintain the rights, franchises and business and customer relations necessary to conduct the business operations of the Portfolio in the ordinary course in all material respects.

                 Section 5.2.     Confidentiality and Announcements.

                 (a) As used herein, "Confidential Information" means all information, whether oral, written or otherwise (including any information furnished prior to the execution of this Agreement), furnished to AIM Equity, or its directors, officers, partners, affiliates, employees, agents, advisors or representatives (collectively "representatives") by Baird Capital Development or its representatives relating to Baird Capital Development, and all reports, analyses, compilations, studies and other materials prepared by AIM Equity or its representatives (in whatever form maintained, whether documentary, computer storage or otherwise) containing, reflecting or based upon, in whole or in part, any such information or reflecting its review or view of, or interest in, Baird Capital Development, a possible transaction with Baird Capital Development or the Confidential Information. The term "Confidential Information" does not include information which (i) is or becomes generally available to the public other than as a result of disclosure by AIM Equity, its representatives or anyone to whom AIM Equity or its representatives transmits any Confidential Information, in breach of this Agreement or (ii) is or becomes known or available to AIM Equity on a non-confidential basis from a source (other than Baird Capital Development, or its representatives) who, insofar as is known to AIM Equity after due inquiry, is not prohibited from transmitting the information to AIM Equity or its representatives by a contractual, legal, fiduciary or other obligation.

                          (b)     Subject to Section 5.2(c) below, AIM Equity
and its representatives shall keep the Confidential Information confidential and shall not, without prior written consent of Baird Capital Development disclose, in whole or in part, and will not use, Confidential Information, directly or indirectly, for any purpose other than in connection with evaluating the transaction contemplated by this Agreement. Moreover, AIM Equity shall transmit Confidential Information to its representatives only if and to the extent that such representatives need to know the Confidential Information for the purpose of evaluating such transaction and, prior to being furnished any Confidential Information, are informed by AIM Equity of the confidential nature of the Confidential Information, are provided with a copy of the provisions of this Section 5.2 and agree to be bound hereby. In any event, AIM Equity shall be responsible for any actions by its representatives which are not in accordance with the provisions hereof. AIM Equity agrees that neither AIM Equity nor its representatives will make inquires of, or conduct any discussions with, any representative of Baird Capital Development or regarding the Confidential Information other than with the permission of Marcus
C. Low, Jr., Ronald J. Kruszewski or Glen F. Hackmann.

                          (c)     In the event that AIM Equity, its
representatives or anyone to whom AIM Equity or its representatives supply the Confidential Information are requested or required to disclose any Confidential Information, AIM Equity agrees (i) to immediately notify Baird Capital Development of the existence, terms and circumstances surrounding such a request, (ii) to consult with Baird Capital Development on the advisability of taking legally available steps to resist or narrow the Confidential Information which, in the opinion of its counsel, AIM Equity is legally compelled to disclose and (iii) to cooperate with any action by Baird Capital Development or to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information; provided, however, that this Section 5.2(c) shall not prohibit AIM Equity or its representatives from disclosing Confidential Information that consists of its or their own work product to persons that have a need to know such information in the ordinary course of business.

                          (d)     Upon termination of this Agreement pursuant
to Article VII, and promptly upon request from Baird Capital Development thereafter, AIM Equity shall redeliver to Baird Capital Development or destroy all tangible Confidential Information and any other tangible material containing, prepared on the basis of, or reflecting any information in the Confidential Information (whether prepared by Baird Capital Development, its advisors or otherwise), and neither AIM Equity nor its representatives will retain any copies, extracts or other reproductions in whole or in part of such tangible material. For purposes of this Agreement, "tangible" Confidential Information shall include, without limitation, information contained in printed, magnetic or other tangible media, or in information storage and retrieval systems. At the request of Baird Capital Development, compliance with the foregoing shall be certified in writing to Baird Capital Development by an authorized officer supervising the same.

                          (e)     Notwithstanding the other provisions of this
Section 5.2, promptly following execution and delivery of this Agreement, Baird Capital Development and AIM Equity shall agree upon and release a mutually acceptable press release and Baird Capital Development shall give any and all notices required to be given by law. Except as described in the preceding sentence and as required by law, prior to the Closing Date, none of Baird Capital Development, AIM Equity or the parent or any affiliate of either will issue any press release or make any other public statement with respect to this Agreement, without the prior written consent of the other parties, which consent shall not be unreasonably withheld.

                          (f)     The provisions of this Section 5.2 shall
terminate on the closing of the Reorganization.

                 Section 5.3. Expenses. Baird Capital Development and AIM Equity shall each bear their respective direct and indirect expenses incurred in connection with this Agreement, the Reorganization and the other transactions contemplated hereby.

                 Section 5.4. Further Assurances. Each of the parties hereto shall execute such documents and other papers and perform such further acts as may be reasonably required to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall, on or prior to the Closing Date, use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the Reorganization, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the Reorganization.

                 Section 5.5. Notice of Events. AIM Equity shall give prompt notice to Baird Capital Development, and Baird Capital Development shall give prompt notice to AIM Equity, of (i) the occurrence or nonoccurrence of any event of which to the knowledge of AIM Equity or to the knowledge of Baird Capital Development, the occurrence or non-occurrence of which would be likely to result in any of the conditions specified in (x) in the case of AIM Equity, Sections 6.1 and 6.2 or (y) in the case of Baird Capital Development, Sections
6.2 and 6.3, not being satisfied so as to permit the consummation of the Reorganization and (ii) any material failure on its part, or on the part of the other party hereto of which it has knowledge, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies available hereunder to any party.

                 Section 5.6.     Access to Information.

                 (a) Baird Capital Development will, during regular business hours and on reasonable prior notice, allow AIM Equity and its authorized representatives reasonable access to employees, books and records of Baird Capital Development; provided, however, that any such access shall not significantly interfere with the business or operations of Baird Capital Development.

                 (b) Any information made available to or obtained by AIM Equity or its authorized representatives pursuant to subsection (a) above, or otherwise in connection with this Agreement, shall be subject to the confidentiality provisions described in Section 5.2 above.

                 (c) AIM Equity will, during regular business hours and on reasonable prior notice, allow Baird Capital Development and its authorized representatives reasonable access to the books and records of AIM Equity pertaining to the assets of the Portfolio and to employees of AIM Equity with knowledge thereof, provided, however, that any such access shall not significantly interfere with the business or operations of AIM Equity.

                 Section 5.7. Consents, Approvals and Filings. Each of Baird Capital Development and AIM Equity shall make all necessary filings, as soon as reasonably practicable, including, without limitation, those required under the Securities Act, the Exchange Act, the Investment Company Act and the Advisers Act, in order to facilitate prompt consummation of the Reorganization and the other transactions contemplated by this Agreement. In addition, each of Baird Capital Development and AIM Equity shall use its reasonable best efforts, and shall cooperate fully with each other (i) to comply as promptly as reasonably practicable with all requirements of Governmental Authorities applicable to the Reorganization and the other transactions contemplated herein and (ii) to obtain as promptly as reasonably practicable all necessary permits, orders or other consents of Governmental Authorities and consents of all third parties necessary for the consummation of the Reorganization and the other transactions contemplated herein. Each of Baird Capital Development and AIM Equity shall use reasonable efforts to provide such information and communications to Governmental Authorities as such Governmental Authorities may request.

                 Section 5.8. Submission of Agreement to Shareholders. Baird Capital Development shall take all action necessary in accordance with applicable law and its articles of incorporation and by-laws to convene the BCD Shareholders Meeting. Baird Capital Development shall, through its Board of Directors, recommend to the BCD Shareholders approval of this Agreement and the other transactions contemplated by this Agreement, except to the extent provided in Section 5.10 hereof. Baird Capital Development shall use its reasonable best efforts to hold the BCD Shareholders Meeting as soon as practicable after the date hereof.

                 Section 5.9. Acquisition Proposals. Baird Capital Development shall not, nor shall it authorize any officer, director or employee of, or any investment banker, attorney or other advisor or representative of Baird Capital Development to, directly or indirectly (i) solicit, initiate or encourage the submission of any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, and Baird Capital Development shall promptly terminate any such discussions with any Person that has expressed or expresses an interest in acquiring Baird Capital Development or negotiations pending at the date of this Agreement provided, however, Baird Capital Development or any officer, director or employee of, or any investment banker, attorney or other adviser or representative of Baird Capital Development may, following the receipt of an Acquisition Proposal that the Board of Directors of Baird Capital Development determines in good faith, after consultation with outside counsel, would permit the Board of Directors to take any of the actions referred to in
Section 5.10, participate in negotiations regarding such Acquisition Proposal. Baird Capital Development shall promptly notify AIM Equity, orally and in writing, of the receipt by it after the date hereof of any Acquisition Proposal or any inquiry from a potential acquiror of Baird Capital Development which could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or inquiry and the identity of the Person making any such Acquisition Proposal or inquiry, except to the extent Baird Capital Development's Board of Directors concludes, after consultation with outside counsel, that the disclosure of any such information would be a breach of a duty of confidentiality imposed on Baird Capital Development with respect to such information. Subject to the foregoing, Baird Capital Development shall keep AIM Equity informed of the status and details of any such Acquisition Proposal or inquiry.

                 Section 5.10. Fiduciary Duties. The Board of Directors of Baird Capital Development shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to AIM Equity, its approval or recommendation of this Agreement or the Reorganization, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) authorize Baird Capital Development to enter into any agreement with respect to any Acquisition Proposal, unless Baird Capital Development receives an Acquisition Proposal and the Board of Directors of Baird Capital Development determines in good faith, after consultation with outside counsel, that in order to comply with its fiduciary duties to the shareholders of Baird Capital Development under applicable law, the Board of Directors of Baird Capital Development should withdraw or modify its approval or recommendation of this Agreement or the Reorganization, approve, recommend or enter into negotiations concerning such Acquisition Proposal, or authorize Baird Capital Development to enter into an agreement with respect to such Acquisition Proposal or terminate this Agreement. Nothing contained in this Section 5.10 shall prohibit Baird Capital Development from making any disclosure to the BCD Shareholders which, in the good faith and reasonable judgment of the Board of Directors of Baird Capital Development based on the advice of outside counsel, is required under applicable law. Notwithstanding any provision of this Agreement to the contrary, any action by the Board of Directors of Baird Capital Development permitted by this Section 5.10 shall not constitute a breach of this Agreement by Baird Capital Development.

                 Section 5.11.    Section 15(f) of the 1940 Act.

                 (a) Each of AIM Equity and Baird Capital Development shall use its reasonable best efforts to assure compliance with the conditions of Section 15(f) of the Investment Company Act as it applies to the transactions contemplated by this Agreement.

                 (b) AIM Equity shall for a period of not less than three years after the Closing Date, use its reasonable best efforts to assure that no more than 25% of the members of the board of directors AIM Equity shall be "interested persons" (as defined in the Investment Company Act) of the investment adviser of Baird Capital Development or any entity that served as investment advisor to Baird Capital Development or any Person that before or after the Closing Date was or is an Affiliated Person of any of the foregoing. Without limiting the generality of the foregoing, AIM Equity will not take, recommend or endorse any action that would cause more than 25% of the number of members of its board of directors to be such "interested persons."

                 (c) AIM Equity represents and warrants that there is no express or implied understanding, arrangement or intention on its part to impose an "unfair burden" within the meaning of Section 15(f) of the Investment Company Act on the Portfolio as a result of the transactions contemplated hereby, and that for a period of not less than two years after the Closing Date, it shall not take or recommend any act that would constitute an "unfair burden" on the Portfolio.

                 Section 5.12.    Sales Charges.   Baird Capital Development
shall deliver to AIM Equity on the Closing Date a certificate showing (a) the Remaining Amount and Balance for Interest relating to Asset Based Sales Charges, as such terms are used in NASD Notice to Members 93-12 at page 56, and
(b) the total sales charges, and the components thereof, paid by Baird Capital Development shareholders, collected by Baird Capital Development or paid by Baird Capital Development in connection with sales of its shares since July 1, 1993.


                                   ARTICLE VI
                   CONDITIONS PRECEDENT TO THE REORGANIZATION

                 Section 6.1. Conditions Precedent of AIM Equity. The obligation of AIM Equity to consummate the Reorganization is subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived in writing by AIM Equity.

                 (a) The representations and warranties of Baird Capital Development set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made as of the Closing Date.

                 (b) Baird Capital Development shall have complied with and satisfied in all material respects all agreements and all conditions set forth herein on its part to be performed or satisfied at or prior to the Closing Date.

                 (c)      AIM Equity shall have received at the Closing Date
(i) a certificate, dated as of the Closing Date, from an officer of Baird Capital Development on behalf of Baird Capital Development, in such individual's capacity as an officer of Baird Capital Development and not as an individual, to the effect that the conditions specified in Section 6.1(a) and
(b) have been satisfied and (ii) a certificate, dated as of the Closing Date, from the Secretary or Assistant Secretary of Baird Capital Development certifying as to the accuracy and completeness of the attached articles of incorporation and by-laws, and resolutions, consents and authorizations with respect to the execution and delivery of this Agreement and the transactions contemplated hereby.

                 (d) AIM Equity shall have received the signed opinion of Quarles & Brady, counsel to Baird Capital Development, or other counsel reasonably acceptable to AIM Equity, in form and substance reasonably acceptable to counsel for AIM Equity, as to the matters set forth in Schedule 6.1(d).

                 Section 6.2. Mutual Conditions. The obligation of Baird Capital Development and AIM Equity to consummate the Reorganization is subject to the satisfaction, at or prior to the Closing Date, of all of the following further conditions, any one or more may be waived in writing by Fund and AIM Equity, but only if and to the extent that such waiver is mutual.

                 (a) All filings required to be made prior to the Closing Date with, and all consents, approvals, permits and authorizations required to be obtained on or prior to the Closing Date from Governmental Authorities, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated herein by Baird Capital Development and AIM Equity shall have been made or obtained, as the case may be; provided, however, that such consents, approvals, permits and authorizations may be subject to conditions that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

                 (b) This Agreement, the Reorganization and related corporate matters shall have been approved and adopted at the BCD Shareholders Meeting by the shareholders of Baird Capital Development on the record date by the Required BCD Shareholder Vote.

                 (c) The assets of Baird Capital Development to be acquired by the Portfolio shall constitute at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of Baird Capital Development immediately prior to the Reorganization. For these purposes, assets used by Baird Capital Development to pay the expenses it incurs in connection with this Agreement and the Reorganization and to effect all shareholder redemptions and distributions (other than regular, normal dividends and regular, normal redemptions pursuant to the Investment Company Act, and not in excess of the requirements of Section 852 of the Code, occurring in the ordinary course Baird Capital Development's business as an open-end diversified management investment company) after the date of this Agreement shall be included as assets of Baird Capital Development immediately prior to the Reorganization.

                 (d) No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority preventing the consummation of the Reorganization on the Closing Date shall be in effect;

provided, however, that the party or parties invoking this condition shall use reasonable efforts to have any such order or injunction vacated.

                 (e) The Registration Statement on Form N-14 filed by AIM Equity with respect to the Portfolio Shares to be issued to BCD Shareholders in connection with the Reorganization shall have become effective under the Securities Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the Securities Act.

                 (f) A post-effective amendment to the AEF Registration Statement filed by AIM Equity to register Portfolio Shares to be offered to the public shall have become effective under the Securities Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the Securities Act.

                 (g) Baird Capital Development and AIM Equity shall have received on or before the Closing Date an opinion of Ballard Spahr Andrews and Ingersoll in form, scope and substance satisfactory to Baird Capital Development and AIM Equity, set forth on Schedule 6.2(g).

                 (h) The transactions contemplated by that certain Agreement and Plan of Reorganization dated December 20, 1995, between Baird Blue Chip Fund, Inc. and AIM Equity acting on behalf of AIM Blue Chip Fund, and that certain Agreement and Plan of Reorganization dated December 20, 1995 between The Baird Funds, Inc., acting on behalf of Baird Quality Bond Fund, and AIM Funds Group, acting on behalf of AIM Income Fund, shall be consummated on the Closing Date.

                 (i) The dividend or dividends described in the last sentence of Section 3.16(b) shall have been declared.

                 (j) A I M Advisors, Inc. ("AIM") shall have executed and delivered to Baird Capital Development a certificate to the effect that:

                    (i) its balance sheet as of December 31, 1994 has been prepared in accordance with generally accepted accounting principles applied on a consistent basis and fairly reflects the financial condition of AIM as of the date indicated; since December 31, 1994 there has not been any change in AIM's financial condition, assets, liabilities or business that would have a material adverse effect upon its ability to provide investment advisory services to the Portfolio and the other funds advised by AIM (the "AIM Funds").

                   (ii) AIM is, and on the Closing Date shall be, registered as an investment adviser under the Investment Advisers Act and, registered as an investment adviser in all states where it is required to be so registered.

                   (iii) AIM is in compliance in all material respects with all laws, rules and regulations applicable to its business of providing investment advisory services to the Portfolio and the AIM Funds, including, without limitation, federal and state securities laws.

                   (iv) Neither AIM nor any affiliated person of AIM is ineligible to serve as an employee, officer, director, member of an advisory board, investment adviser, depositor or principal underwriter of any investment company registered under the Investment Company Act by reason of any conviction of a felony or misdemeanor, described in Section 9(a)(1) of the Investment Company Act, and is not subject to any order issued by the SEC under Section 9(b) of the Investment Company Act. To the best of AIM's knowledge, no facts exist with respect to AIM, or any Affiliated Person of AIM, which would form a basis for any such conviction or the issuance of any such order, judgment or decree.

                   (v) No litigation, proceeding or governmental investigation or inquiry is pending or, to the best of AIM's knowledge, threatened, against AIM that, if determined against AIM would be reasonably likely to have a material adverse effect on the Portfolio or a material adverse effect on AIM's ability to provide investment advisory services to the Portfolio or any of the AIM Funds.

                 (k) The transactions contemplated by that certain Acquisition Agreement dated December 20, 1995 between Robert W. Baird & Co. Incorporated and A I M Advisors, Inc. shall be consummated on the Closing Date.

                 Section 6.3. Conditions Precedent of Baird Capital Development. The obligation of Baird Capital Development to consummate the Reorganization is subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived in writing by Baird Capital Development.

                 (a) The representations and warranties of AIM Equity on behalf of the Portfolio set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made as of the Closing Date.

                 (b) AIM Equity shall have complied with and satisfied in all material respects all agreements and all conditions set forth herein on its part to be performed or satisfied at or prior to the Closing Date.

                 (c) Baird Capital Development shall have received on the Closing Date (i) a certificate, dated as of the Closing Date, from an officer of AIM Equity, in such individual's capacity as an officer of AIM Equity and not as an individual, to the effect that the conditions specified in Section 6.3(a) and (b) have been satisfied and (ii) a certificate, dated as of the Closing Date, of AIM Equity, certifying as to the accuracy and completeness of the attached articles of incorporation and by-laws, and resolutions, consents and authorizations with respect to the execution and delivery of this Agreement and the transactions contemplated hereby.

                 (d) Baird Capital Development shall have received the signed opinion of Ballard Spahr Andrews & Ingersoll, counsel to AIM Equity, or other counsel reasonably acceptable to Baird Capital Development, in form and substance reasonably acceptable to special counsel for Baird Capital Development, as to the matters set forth on Schedule 6.3(d).


                                  ARTICLE VII
                            TERMINATION OF AGREEMENT

                 Section 7.1.     Termination.

                 (a) This Agreement may be terminated on or prior to the Closing Date as follows:

                 (i) by mutual written consent of Baird Capital Development and AIM Equity; and

                 (ii)     at the election of Baird Capital Development or AIM
Equity:

                          (A) if the Closing Date shall not be on or before June 30, 1996, or such later date as the parties hereto may agree upon, unless the failure to consummate the Reorganization is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement;

                          (B) if, upon a vote at BCD Shareholders Meeting or any adjournment thereof, the Required BCD Shareholder Vote shall not have been obtained as contemplated by Section 5.8; or

                          (C) if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Reorganization and such order, decree, ruling or other action shall have become final and nonappealable; or

                 (iii) by Baird Capital Development in the event Baird Capital Development receives an Acquisition Proposal and the Board of Directors of Baird Capital Development determines in good faith, after consultation with outside counsel, that, in order to comply with its fiduciary duties to the stockholders of Baird Capital Development under applicable law, the Board of Directors of Baird Capital Development should authorize Baird Capital Development to terminate this Agreement; or

                 (iv) by AIM Equity 45 days following the date on which Baird Capital Development first actively participates in any discussions on negotiations regarding, or furnishes to any Person any confidential information with respect to, any Acquisition Proposal, unless prior to the expiration of such 45 day period Baird Capital Development notifies AIM Equity that such Acquisition Proposal has been rejected and any such negotiations have been terminated.

                 (b) The termination of this Agreement shall be effectuated by the delivery by the terminating party to the other party of a written notice of such termination. If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 7.2.

                 Section 7.2. Survival After Termination. If this Agreement is terminated in accordance with Section 7.1 hereof and the transactions contemplated hereby are not consummated, this Agreement shall become void and of no further force and effect, except for the provisions of
Section 5.2 and Section 5.3.

                                  ARTICLE VIII
                                 MISCELLANEOUS

                 Section 8.1. Nonsurvival of Representations and Warranties. Except as set forth below, none of the representations, warranties or covenants in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Closing Date and no party shall, therefore, have any recourse therefor against any other party in connection therewith. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing Date.

                 Section 8.2. Law Governing. This Agreement shall be construed and interpreted according to the laws of the State of Maryland applicable to contracts made and to be performed wholly within such state.

                 Section 8.3. Binding Effect, Persons Benefiting, No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns of the parties and such Persons. Nothing in this Agreement is intended or shall be construed to confer upon any entity or Person other than the parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof. Without the prior written consent of the parties hereto, this Agreement may not be assigned by any of the parties hereto.

                 Section 8.4. Obligation of AIM Equity Portfolio. Baird Capital Development and AIM Equity hereby acknowledge and agree that the Portfolio is a separate investment portfolio of AIM Equity, that AIM Equity is executing this Agreement on behalf of the Portfolio, and that any amounts payable by AIM Equity under or in connection with this Agreement shall be payable solely from the revenues and assets of the Portfolio.

                 Section 8.5. Amendments. This Agreement may not be amended, altered or modified except by a written instrument executed by Baird Capital Development and AIM Equity.

                 Section 8.6. Enforcement. The parties agree irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity.

                 Section 8.7. Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Each representation and warranty contained in Article III or IV that relates to a general category of a subject matter shall be deemed superseded by a specific representation and warranty relating to a subcategory thereof to the extent of such specific representation or warranty.

                 Section 8.8. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

                 Section 8.9. Entire Agreement; Schedules. This Agreement, including the Schedules, certificates and lists referred to herein, and any documents executed by the parties simultaneously herewith or pursuant thereto, constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, written or oral, between the parties with respect to such subject matter.

                 Section 8.10. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or by overnight courier, two days after being sent by registered mail, return receipt requested, or when sent by telecopier (with receipt confirmed), provided, in the case of a telecopied notice, a copy is also sent by registered mail, return receipt requested, or by courier, addressed as follows (or to such other address as a party may designate by notice to the other):

                 (a)      If to AIM Equity:

                          AIM Equity Funds, Inc.
                          11 Greenway Plaza, Suite 1919
                          Houston, Texas  77046-1173
                          Attn:  Carol F. Relihan, Esq.
                          Fax: (713) 993-9185
                          with a copy to:

                          Ballard Spahr Andrews & Ingersoll
                          1735 Market Street, 51st Floor
                          Philadelphia, Pennsylvania  19103-7599
                          Attn:  William H. Rheiner, Esq.
                          Fax:  (215) 864-8999

                 (b)      If to Baird Capital Development:

                          Baird Capital Development Fund, Inc.
                          777 Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                          Attn:  Glen F. Hackmann, Esq.
                          Fax:  (414) 765-3662

                          with a copy to:

                          Quarles & Brady
                          411 East Wisconsin Avenue
                          Milwaukee, Wisconsin 53202
                          Attn:  Conrad G. Goodkind, Esq.
                          Fax:  (414) 271-3552

                 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                      BAIRD CAPITAL DEVELOPMENT FUND, INC.


                      By:      /s/ M. C. LOW, JR.
                               __________________________________

                      AIM EQUITY FUNDS, INC., acting
                      on behalf of AIM Capital Development Fund


                      By:      /s/ ROBERT H. GRAHAM
                               __________________________________

                                Schedule 3.12(a)



                        LIST OF CONTRACTS AND AGREEMENTS


                  1. Investment Advisory Agreement dated June 25, 1984 between Baird Growth Settlement Fund, Inc. (now named Baird Capital Development Fund, Inc.) ("BCD Fund") and Fiduciary Management, Inc. ("FMI").

                  2. Amendment to Investment Advisory Agreement Dated June 21, 1986 between BCD Fund and FMI.

                  3. Sub-Advisory Agreement dated December 12, 1986 between BCD Fund and Robert W. Baird & Co. Incorporated ("Baird").

                  4. Administration Agreement dated December 19, 1988 between BCD Fund and Baird.

                  5.      Amended and Restated Distribution Plan of BCD Fund.

                  6. Distribution Agreement dated June 21, 1986 between BCD Fund and Baird.

                  7. Distribution Assistance Agreement dated June 21, 1986 between BCD Fund and Baird.

                  8. Custodian Agreement dated June 25, 1984 between BCD Fund and First Wisconsin Trust Company (now named Firstar Trust Company) ("Firstar").

                  9. Amendment to Custodian Agreement dated June 21, 1986 between BCD Fund and Firstar.

                  10. Transfer Agent Agreement dated July 20, 1990 between BCD Fund and Firstar.

                  11. License Agreement dated March 31, 1987 between BCD Fund and Baird.

                  12. Agreement dated September 14, 1994, as amended, among the BCD Fund, The Baird Funds, Inc. and Baird Blue Chip Fund, Inc. regarding allocation of fidelity bond coverage, pursuant to Rule 17g-1(f) under the Investment Company Act of 1940.

                  13. $1,600,000 Fidelity Bond issued by Reliance Insurance Company.

                  14.     Articles of Incorporation of BCD Fund.

                  15.     Bylaws of BCD Fund.

                  16. Order under Section 6(c) of the Investment Company Act of 1940, dated February 27, 1991, granting an exemption from Sections 2(a)(32), 2(a)(35), 22(c) and 22(d) of the Act and Rule 22c-1 thereunder.

                                Schedule 6.1(d)



                OPINION OF COUNSEL TO BAIRD CAPITAL DEVELOPMENT


                  1. Baird Capital Development is a corporation duly incorporated and validly existing under the laws of the State of Wisconsin.

                  2. Baird Capital Development is an open-end management investment company registered under the Investment Company Act of 1940.

                  3. The execution, delivery and performance of the Agreement by Baird Capital Development have been duly authorized and approved by all requisite corporate action on the part of Baird Capital Development. The Agreement has been duly executed and delivered by Baird Capital Development and constitutes the valid and binding obligation of Baird Capital Development.

                  4. The BCD Shares outstanding on the date hereof have been duly authorized and validly issued, are fully paid and are non-assessable (subject to Wisconsin Business Corporation Law Section 180.0622(2)(b)).

                  5. Baird Capital Development is not required to submit any notice, report or other filing with or obtain any authorization consent or approval from any governmental authority or self regulatory organization prior to the consummation of the transactions contemplated by the Agreement.

                  We confirm to you that to our knowledge after inquiry of each lawyer who is the current primary contact for Baird Capital Development or who has devoted substantive attention on behalf of Baird Capital Development during the preceding twelve months and who is still currently employed by or is currently a member of this firm, no litigation or governmental proceeding is pending or threatened in writing against Baird Capital Development (i) with respect to the Agreement or (ii) which involves in excess of $500,000 in damages.

                                Schedule 6.2(g)

                                 Tax Opinions.

                        (i) The transfer of the assets of Baird Capital Development to the Portfolio in exchange for the Portfolio Shares distributed directly to the BCD Shareholders, as provided in the Agreement, will constitute a "reorganization" within the meaning of
         Section 368(a) of the Code and that Baird Capital Development and AIM Equity will each be a "party to a reorganization" within the meaning of 368(b) of the Code.

                       (ii) In accordance with Section 361(a) and Section 361(c)(1) of the Code, no gain or loss will be recognized by Baird Capital Development as a result of such transaction.

                      (iii) In accordance with Section 1032 of the Code, no gain or loss will be recognized by the Portfolio upon the receipt of assets of Baird Capital Development in exchange for Portfolio Shares issued directly to the BCD Shareholders

                       (iv) In accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by BCD Shareholders on issuance by AIM Equity of Portfolio Shares in exchange for their BCD Shares.

                        (v) In accordance with Section 362(b) of the Code, the basis to the Portfolio of the assets of Baird Capital Development transferred to it will be the same as the basis of such assets in the hands of Baird Capital Development immediately prior to the exchange.

                       (vi) In accordance with Section 358(a) of the Code, a BCD Shareholder's basis for Portfolio Shares issued to such BCD Shareholder pursuant to Section 2.7 of the Agreement ("Issued Shares") will be the same as his basis for BCD Shares.

                      (vii) In accordance with Section 1223(1) of the Code, a BCD Shareholder's holding period for Portfolio Shares will be determined by including said BCD Shareholder's holding period for BCD Shares exchanged therefor, provided that BCD Shareholder held such BCD Shares as a capital asset.

                     (viii) In accordance with Section 1223(2) of the Code, the holding period with respect to the assets of Baird Capital Development transferred to the Portfolio will include the holding period for such assets in the hands of Baird Capital Development.

                       (ix) In accordance with Section 381(a)(2) of the Code, the Portfolio will succeed to and take into account the items of Baird Capital Development described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381 through 384 of the Code and the Internal Revenue Service regulations thereunder.

                                Schedule 6.3(d)



                        OPINION OF COUNSEL TO AIM EQUITY


                 1. AIM Equity is a corporation duly incorporated and validly existing under the laws of the State of Maryland.

                 2. AIM Equity is an open-end, management investment company registered under the Investment Company Act of 1940.

                 3. The execution, delivery and performance of the Agreement by AIM Equity have been duly authorized and approved by all requisite corporate action on the part of AIM Equity. The Agreement has been duly executed and delivered by AIM Equity and constitutes the valid and binding obligation of the Portfolio.

                 4. The Portfolio Shares outstanding on the date hereof have been duly authorized and validly issued, are fully paid and are non-assessable.

                 5. AIM Equity is not required to submit any notice, report or other filing with or obtain any authorization consent or approval from any governmental authority or self regulatory organization prior to the consummation of the transactions contemplated by the Agreement.

                 We confirm to you that to our knowledge after inquiry of each lawyer who is the current primary contact for AIM Equity or who has devoted substantive attention on behalf of AIM Equity during the preceding twelve months and who is still currently employed by or is currently a member of this firm, no litigation or governmental proceeding is pending or threatened in writing against the Portfolio (i) with respect to the Agreement or (ii) which involves in excess of $500,000 in damages.

                                                                STATEMENT OF
                                                          ADDITIONAL INFORMATION


                                RETAIL CLASS OF

                          AIM CAPITAL DEVELOPMENT FUND

                             A SERIES PORTFOLIO OF
                             AIM EQUITY FUNDS, INC.


                               11 GREENWAY PLAZA
                                   SUITE 1919
                            HOUSTON, TX  77046-1173
                                 (713) 626-1919


                              ____________________


        THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND
      IT SHOULD BE READ IN CONJUNCTION WITH THE PROXY STATEMENT/PROSPECTUS
            OF THE ABOVE-NAMED FUND, A COPY OF WHICH MAY BE OBTAINED
              FREE OF CHARGE FROM AUTHORIZED DEALERS OR BY WRITING
                    A I M DISTRIBUTORS, INC., P.O. BOX 4739
                            HOUSTON, TX  77210-4739
                OR BY CALLING (713) 626-1919 (HOUSTON RESIDENTS)
                        OR (800) 347-1919 (ALL OTHERS).


                              ____________________


             STATEMENT OF ADDITIONAL INFORMATION FEBRUARY 2, 1996
          RELATING TO THE AND AIM CAPITAL DEVELOPMENT FUND PROSPECTUS
                            DATED FEBRUARY 2, 1996

                               TABLE OF CONTENTS


                                                                                                                     PAGE

INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

GENERAL INFORMATION ABOUT THE FUND  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         The Company and its Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

PERFORMANCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         Total Return Calculations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         Yield Quotations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         Historical Portfolio Results . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

PORTFOLIO TRANSACTIONS AND BROKERAGE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         General Brokerage Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         Section 28(e) Standards  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         Portfolio Turnover . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

INVESTMENT OBJECTIVE AND POLICIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

INVESTMENT RESTRICTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Additional Restrictions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Directors and Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Investment Advisory, and Administrative Services Agreements  . . . . . . . . . . . . . . . . . . . . . . . .  20

THE DISTRIBUTION PLAN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

THE DISTRIBUTOR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

HOW TO PURCHASE AND REDEEM SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

NET ASSET VALUE DETERMINATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

DIVIDENDS, DISTRIBUTIONS AND TAX MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Reinvestment of Dividends and Distributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Tax Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Qualification as a Regulated Investment Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Excise Tax on Regulated Investment Companies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Fund Distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         Sale or Redemption of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         Foreign Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         Effect of Future Legislation; Local Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

MISCELLANEOUS INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Shareholder Inquiries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Audit Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Legal Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

         Custodian and Transfer Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         Principal Holders of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         Other Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

APPENDIX  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Description of Commercial Paper Ratings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         Description of Corporate Bond Ratings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  FS

                                  INTRODUCTION

         AIM Equity Funds, Inc. (the "Company") is a series mutual fund. The rules and regulations of the United States Securities and Exchange Commission (the "SEC") require all mutual funds to furnish prospective investors certain information concerning the activities of the fund being considered for investment. This information for Class A Shares of AIM Capital Development Fund ("Capital Development" or the "Fund") is contained in a separate Proxy Statement/Prospectus dated February 2, 1996. Additional copies of the Proxy Statement/Prospectus and this Statement of Additional Information may be obtained without charge by writing the principal distributor of the Fund shares, A I M Distributors, Inc. ("AIM Distributors"), P.O. Box 4739, Houston, TX 77210-4739 or by calling (713) 626-1919. Investors must receive a Prospectus before they invest.

         This Statement of Additional Information is intended to furnish prospective investors with additional information concerning the Fund. Some of the information required to be in this Statement of Additional Information is also included in the Proxy Statement/Prospectus; and, in order to avoid repetition, reference will be made to sections of the Proxy Statement/Prospectus. Additionally, the Proxy Statement/Prospectus and this Statement of Additional Information omit certain information contained in the Registration Statement filed with the SEC. Copies of the Registration Statement, including items omitted from the Proxy Statement/Prospectus and this Statement of Additional Information, may be obtained from the SEC by paying the charges described under its rules and regulations.

         Certain financial information for Baird Capital Development Fund, Inc. (the "BCD Fund"), is set forth below. Capitalized terms not otherwise defined in this Statement of Information shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

         This Statement of Additional Information is dated February 2, 1996.


                       GENERAL INFORMATION ABOUT THE FUND

THE COMPANY AND ITS SHARES

         The Company was organized in 1988 as a Maryland corporation, and is registered with the SEC as a diversified open-end series management investment company. The Company currently consists of six separate portfolios: AIM Aggressive Growth Fund ("Aggressive Growth"), AIM Blue Chip Fund ("Blue Chip"), AIM Charter Fund ("Charter"), AIM Constellation Fund ("Constellation"), AIM Weingarten Fund ("Weingarten") and the Fund (each a "Portfolio" and collectively the "Portfolios"). Charter and Weingarten each have three separate classes:
Class A and Class B and an Institutional Class. Constellation has two classes of shares: Class A and an Institutional Class. Aggressive Growth, Blue Chip and Capital Development have Class A shares only. Class A shares (sold with a front-end load) and Class B shares (sold with a contingent deferred sales charge) of the Portfolios are also referred to as the Retail Classes. Capital Development intends to commence operations upon consummation of the Transaction. Blue Chip also intends to commence operations upon consummation of a reorganization with Baird Blue Chip Fund, Inc. in a transaction similar to the Transaction.

         This Statement of Additional Information relates solely to the Class A shares of Capital Development.

         The term "majority of the outstanding shares" of the Company, of a particular Portfolio or of a particular class of a Portfolio means, respectively, the vote of the lesser of (a) 67% or more of the shares of the Company, such Portfolio or such class present at a meeting of the Company's shareholders, if the holders of more than 50% of the outstanding shares of the Company, such Portfolio or such class are present or represented by proxy, or
(b) more than 50% of the outstanding shares of the Company, such Portfolio or such class.

         Shares of each class of each Portfolio have equal rights and privileges. Each share of a particular class is entitled to one vote, to participate equally in dividends and distributions declared by the Company's Board of Directors with respect to the class of such Portfolio and, upon liquidation of the Portfolio and to participate proportionately in the net assets of the Portfolio allocable to such class remaining after satisfaction of outstanding liabilities of the Portfolio allocable to such class. Portfolio shares are fully paid, non-assessable and fully transferable when issued and have no preemptive rights and have such conversion and exchange rights as set forth in the Prospectus and this Statement of Additional Information. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

         Shareholders of the Portfolios do not have cumulative voting rights, and therefore the holders of more than 50% of the outstanding shares of all Portfolios voting together for election of directors may elect all of the members of the Board of Directors of the Company. In such event, the remaining holders cannot elect any directors of the Company.


                                  PERFORMANCE

TOTAL RETURN CALCULATIONS

         Total returns quoted in advertising reflect all aspects of the Fund's return, including the effect of reinvesting dividends and capital gain distributions, and any change in the Fund's net asset value per share over the period. Average annual returns are calculated by determining the growth or decline in value of a hypothetical investment in the Fund over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. While average annual returns are a convenient means of comparing investment alternatives, investors should realize that the Fund's performance is not constant over time, but changes from year to year, and that average annual returns do not represent the actual year-to-year performance of the Fund.

         In addition to average annual returns, the Fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, and/or a series of redemptions, over any time period. Total returns may be broken down into their components of income and capital (including capital gains and changes in share price) in order to illustrate the relationship of these factors and their contributions to total return. Total returns, yields, and other performance information may be quoted numerically or in a table, graph or similar illustration. Total returns may be quoted with or without taking the Fund's maximum sales charge into account. Excluding sales charges from a total return calculation produces a higher total return figure.

YIELD QUOTATIONS

         The standard formula for calculating yield, as described in the Prospectus, is as follows:

                                                    6
                       YIELD = 2[((a-b)/(c x d) + 1) -1]

Where   a = dividends and interest earned during a stated 30 day period.  For purposes of this calculation, dividends are accrued rather than recorded on the ex-dividend date. Interest earned under this formula must generally be calculated based on the yield to maturity of each obligation (or, if more appropriate, based on yield to call date).
        b = expense accrued during period (net of reimbursement).
        c = the average daily number of shares outstanding during the period.
        d = the maximum offering price per share on the last day of the period.

HISTORICAL PORTFOLIO RESULTS

         The Fund's performance may be compared in advertising to the performance of other mutual funds in general, or of particular types of mutual funds, especially those with similar objectives. Such performance data may be prepared by Lipper Analytical Services, Inc. and other independent services which monitor the performance of mutual funds. The Fund may also advertise mutual fund performance rankings which have been assigned to the Fund by such monitoring services.

         The Fund's performance may also be compared in advertising to the performance of comparative benchmarks such as the Consumer Price Index ("CPI"), the Standard & Poor's ("S&P") 500 Stock Index, and fixed-price investments such as bank certificates of deposit and/or savings accounts.

         In addition, the Fund's long-term performance may be described in advertising in relation to historical, political and/or economic events.

         The Fund's advertising may from time to time include discussions of general economic conditions and interest rates. The Fund's advertising may also include references to the use of the Fund as part of an individual's overall retirement investment program.

         From time to time, Fund's sales literature and/or advertisements may disclose (i) top holdings included in the Fund's portfolio, (ii) certain selling group members and/or (iii) certain institutional shareholders.

         From time to time, the Funds' sales literature and/or advertisements may discuss generic topics pertaining to the mutual fund industry. These topics include, but are not limited to, literature addressing general information about mutual funds, variable annuities, dollar-cost averaging, stocks, bonds, money markets, certificates of deposit, retirement, retirement plans, asset allocation, tax-free investing, college planning and inflation.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

GENERAL BROKERAGE POLICY

         Subject to policies established by the Board of Directors of the Company, A I M Advisors, Inc. ("AIM") is responsible for decisions to buy and sell securities for the Fund, for the selection of broker-dealers, for the execution of the Fund's investment portfolio transactions, and for the allocation of brokerage fees in connection with such transactions. AIM's primary consideration in effecting a security transaction is to obtain the best net price and the most favorable execution of the order. While AIM generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission or spread available.

         A portion of the securities in which the Fund invests are traded in over-the-counter markets, and in such transactions, the Fund deals directly with the dealers who make markets in the securities involved, except in those circumstances where better prices and executions are available elsewhere. Portfolio transactions placed through dealers serving as primary market makers are effected at net prices, generally without commissions as such, but which include compensation in the form of mark up or mark down.

         AIM may from time to time determine target levels of commission business for AIM to transact with various brokers on behalf of its clients (including the Fund) over a certain time period. The target levels will be determined based upon the following factors, among others: (a) the execution services by the broker; (b) the research services provided by the broker; and
(c) the broker's attitude toward and interest in mutual funds in general and in the Fund and other mutual fund advised by AIM or A I M Capital Management, Inc. ("AIM Capital") in particular. No specific formula will be used in connection with any of the foregoing considerations in determining the target levels. However, if a broker has indicated a certain level of desired commissions in return for certain research services provided by the broker, this factor will be taken into consideration by AIM. Subject to the overall objective of obtaining best price and execution for the Fund, AIM may also consider sales of shares of the Fund and of the other mutual fund managed or advised by AIM and AIM Capital as a factor in the selection of broker-dealers to execute portfolio transactions for the Fund. AIM will seek, whenever possible, to recapture for the benefit of the Fund any commission, fee, brokerage or similar payment paid by Fund on portfolio transactions. Normally, the only fees which may be recaptured are the soliciting dealer fees on the tender of an account's portfolio securities in a tender or exchange offer.

         The Fund is not under any obligation to deal with any broker or group of brokers in the execution of transactions in portfolio securities. Brokers who provide supplemental investment research to AIM and

AIM Capital may receive orders for transactions by the Fund. Information so received will be in addition to and not in lieu of the services required to be performed by AIM under its agreement with the Fund and the expenses of AIM will not necessarily be reduced as a result of the receipt of such supplemental information. Certain research services furnished by broker-dealers may be useful to AIM in connection with its services to other advisory clients, including the investment companies which it advises. Also, the Fund may pay a higher price for securities or higher commissions in recognition of research services furnished by broker-dealers.

         Provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), and rules and regulations thereunder have been construed to prohibit the Company from purchasing securities or instruments from, or selling securities or instruments to, any holder of 5% or more of the voting securities of any investment company managed or advised by AIM. The Company has obtained an order of exemption from the SEC which permits the Company to engage in certain transactions with such 5% holder, if the Company complies with conditions and procedures designed to ensure that such transactions are executed at fair market value and present no conflicts of interest.

         AIM and its affiliates manage several other investment accounts, some of which may have investment objectives similar to those of the Fund. It is possible that, at times, identical securities will be appropriate for investment by the Fund and by such investment accounts. The position of each account, however, in the securities of the same issue may vary and the length of time that each account may choose to hold its investment in the securities of the same issue may likewise vary. The timing and amount of purchase by each account will be determined by its cash position. If the purchase or sale of securities consistent with the investment policies of the Fund and one or more of these accounts is considered at or about the same time, transactions in such securities will be allocated among the Fund and such accounts in a manner deemed equitable by AIM. AIM may combine such transactions, in accordance with applicable laws and regulations, in order to obtain the best net price and most favorable execution. Simultaneous transactions could, however, adversely affect the ability of the Fund to obtain or dispose of the full amount of a security which it seeks to purchase or sell.

         Under the 1940 Act, persons affiliated with the Company are prohibited from dealing with the Fund as principal in any purchase or sale of securities unless an exemptive order allowing such transactions is obtained from the SEC. The Board of Directors has adopted procedures pursuant to Rule 17a-7 under the 1940 Act relating to portfolio transactions among the Fund and other accounts advised by AIM or AIM Capital and the Fund may from time to time enter into transactions in accordance with such Rule and procedures.

         From time to time, the Fund may sell a security to, or purchase a security from, a registered investment company or portfolio thereof managed, administered or distributed advised or subadvised by AIM or its affiliates (an "AIM Funds") or another investment account advised by AIM or AIM Capital when such transactions comply with applicable rules and regulations and are deemed consistent with the investment objective(s) and policies of the investment accounts involved. Procedures pursuant to Rule 17a-7 under the 1940 Act regarding transactions between investment accounts advised by AIM or AIM Capital have been adopted by the Board of Directors/Trustees of the various AIM Funds including the Company. Although such transactions may result in custodian, tax or other related expenses, no brokerage commissions or other direct transaction costs are generated by transactions among the investment accounts advised by AIM or AIM Capital.

         In some cases the procedure for allocating portfolio transactions among the various investment accounts advised by AIM and AIM Capital could have an adverse effect on the price or amount of securities available to the Fund. In making such allocations, the main factors considered by AIM are the respective investment objectives and policies of its advisory clients, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and the judgments of the persons responsible for recommending the investment.

SECTION 28(e) STANDARDS

         Under Section 28(e) of the Securities Exchange Act of 1934, AIM shall not be "deemed to have acted unlawfully or to have breached its fiduciary duty" solely because under certain circumstances it has caused the account to pay a higher commission than the lowest available. To obtain the benefit of Section 28(e), AIM must make a good faith determination that the commissions paid are "reasonable in relation to the value of the brokerage and research services provided . . . viewed in terms of either that particular transaction or [its] overall responsibilities with respect to the accounts as to which [it] exercises investment discretion," and that the services provided by a broker provide AIM with lawful and appropriate assistance in the performance of their investment decision-making responsibilities. Accordingly, the price to the Fund in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified by other aspects of the portfolio execution services offered.

         Broker-dealers utilized by AIM may furnish statistical, research and other information or services which are deemed by AIM to be beneficial to the Fund's investment program. Research services received from brokers supplement AIM's own research (and the research of sub-advisors to other clients of AIM), and may include the following types of information: statistical and background information on industry groups and individual companies; forecasts and interpretations with respect to U.S. and foreign economies, securities, markets, specific industry groups and individual companies; information on political developments; portfolio management strategies; performance information on securities and information concerning prices of securities; and information supplied by specialized services to AIM and to the Company's directors with respect to the performance, investment activities and fees and expenses of other mutual funds. Such information may be communicated electronically, orally or in written form. Research services may also include the providing of equipment used to communicate research information, the arranging of meetings with management of companies and the providing of access to consultants who supply research information.

         The outside research assistance is useful to AIM since the brokers utilized by AIM as a group tend to follow a broader universe of securities and other matters than AIM's staff can follow. In addition, this research provides AIM with a diverse perspective on financial markets. Research services which are provided to AIM by brokers are available for the benefit of all accounts managed or advised by AIM or by sub-advisors to other accounts managed or advised by AIM. In some cases, the research services are available only from the broker providing such services. In other cases, the research services may be obtainable from alternative sources in return for cash payments. AIM is of the opinion that because the broker research supplements, rather than replaces, its research, the receipt of such research does not tend to decrease its expenses, but tends to improve the quality of its investment advice. However, to the extent that AIM would have purchased any such research services had such services not been provided by brokers, the expenses of such services to AIM could be considered to have been reduced accordingly. Certain research services furnished by broker-dealers may be useful to AIM with clients other than the Fund. Similarly, any research services received by AIM through the placement of portfolio transactions of other clients may be of value to AIM in fulfilling its obligation to the Fund. AIM is of the opinion that this material is beneficial in supplementing AIM's research and analysis; and, therefore, it may benefit the Fund by improving the quality of the investment advice. The advisory fees paid by the Fund are not reduced because AIM receive such services. Some broker-dealers may indicate that the provision of research services is dependent upon the generation of certain specified levels of commissions and underwriting concessions by AIM's clients, including the Fund.

PORTFOLIO TURNOVER

         The estimated portfolio turnover rate of the Fund is stated in the Proxy Statement/Prospectus under the heading "Comparison of Investment Objectives and Policies - Additional Investment Policies of Capital Development." Higher portfolio turnover increases transaction costs to the Fund.


                       INVESTMENT OBJECTIVE AND POLICIES

         The following discussion of investment policies supplements the discussion of the investment objective and policies set forth in the Proxy Statement/Prospectus under the heading "Comparison of Investment Objectives and Policies."

         The Fund may invest, for temporary or defensive purposes, all or substantially all of its assets in investment grade (high quality) corporate bonds, commercial paper, or U.S. Government obligations. In addition, a portion of the Fund's assets may be held, from time to time, in cash, repurchase agreements or other debt securities when such positions are deemed advisable in light of economic or market conditions. For a description of the various rating categories of corporate bonds and commercial paper in which the Fund may invest, see the Appendix to this Statement of Additional Information.

         COMMON STOCKS - The Fund will invest in common stocks. Common stocks represent the residual ownership interest in the issuer and are entitled to the income and increase in the value of the assets and business of the entity after all of its obligations and preferred stocks are satisfied. Common stocks generally have voting rights. Common stocks fluctuate in price in response to many factors including historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.

         PREFERRED STOCKS - The Fund may invest in preferred stocks. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.

         CONVERTIBLE SECURITIES - The Fund may invest in convertible securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers. Convertible securities rank senior to common stock in a corporation's capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument.

         CORPORATE DEBT SECURITIES - The Fund may invest in corporate debt securities. Corporations issue debt securities of various types, including bonds and debentures (which are long-term), notes (which may be short- or long-term), certificates of deposit (unsecured borrowings by banks), bankers acceptances (indirectly secured borrowings to facilitate commercial transactions) and commercial paper (short-term unsecured notes). These securities typically provide for periodic payments of interest, at a rate which may be fixed or adjustable, with payment of principal upon maturity and are generally not secured by assets of the issuer or otherwise guaranteed. The values of fixed rate income securities tend to vary inversely with changes in interest rates, with longer-term securities generally being more volatile than shorter-term securities. Corporate securities frequently are subject to call provisions that entitle the issuer to repurchase such securities at a predetermined price prior to their stated maturity. In the event that a security is called during a period of declining interest rates, the Fund may be required to reinvest the proceeds in securities having a lower yield. In addition, in the event that a security was purchased at a premium over the call price, the Fund will experience a capital loss if the security is called. Adjustable rate corporate debt securities may have interest rate caps and floors as well as other features similar to those of mortgage-backed securities discussed below.

         The Fund will not invest in non-convertible corporate debt securities rated below investment grade by S&P and Moody's or in unrated non-convertible corporate debt securities believed by the Fund's investment adviser to be below investment grade quality. Securities rated in the four highest long-term rating categories by S&P and Moody's are considered to be "investment grade." S&P's fourth highest long-term rating category is "BBB", with BBB being the lowest investment grade rating. Moody's fourth highest long-term rating category is "Baa", with Baa being the lowest investment grade rating. Publications of S&P indicate that it assigns securities to the "BBB" rating category when such securities are "regarded as having an adequate capacity to pay interest and repay principal. Such securities normally exhibit adequate protection parameters, but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay," whereas securities rated AAA by S&P are regarded as having "capacity to pay interest and repay principal that is extremely strong." Publications of Moody's indicate that it assigns securities to the "Baa rating category when such securities are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well," whereas securities rated Aaa by Moody's "are judged to be of the best quality" and "carry the smallest degree of investment risk."

         U.S. GOVERNMENT SECURITIES - The Fund may invest in securities issued or guaranteed by the United States government or its agencies or instrumentalities. These include Treasury securities (bills, notes, bonds and other debt securities) which differ only in their interest rates, maturities and times of issuance. U.S. government agency and instrumentality securities include securities which are supported by the full faith and credit of the U.S., securities that are supported by the right of the agency to borrow from the U.S. Treasury, securities that are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality and securities that are supported only by the credit of such agencies. While the U.S. government may provide financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities and consequently the values of such securities fluctuate.

         SHORT SALES - Although it does not intend to do so, the Fund may engage in short sales transactions. The Fund will not make short sales of securities or maintain a short position unless at all times when a short position is open, the Fund owns an equal amount of such securities or securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as, and equal in amount to, the securities sold short. This is a technique known as selling short "against the box." In no event may more than 10% of the value of the Fund's net assets be deposited or pledged as collateral for such sales at any time.

         FOREIGN SECURITIES - The Fund may invest up to 25% of its total assets in foreign securities. For purposes of computing such limitation, American Depository Receipts ("ADRs"), European Depository Receipts ("EDRs") and other securities representing underlying securities of foreign issuers are treated as foreign securities. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs are receipts issued in Europe which evidence a similar ownership arrangement. Generally, ADRs, in registered form, are designed for use in the United States securities markets, and EDRs, in bearer form, are designed for use in European securities markets. ADRs and EDRs may be listed on stock exchanges, or traded in OTC markets in the United States or Europe, as the case may be. ADRs, like other securities traded in the United States, will be subject to negotiated commission rates. Investments by the Fund in securities of foreign corporations may involve considerations and risks that are different in certain respects from an investment in securities of U.S. companies. Such risks include possible imposition of withholding taxes on interest or dividends, possible adoption of foreign governmental restrictions on repatriation of income or capital invested, or other adverse political or economic developments. Additionally, it may be more difficult to enforce the rights of a security holder against a foreign corporation, and information about the operations of foreign corporations may be more difficult to obtain and evaluate.

         RULE 144A SECURITIES - The Fund may purchase securities which, while privately placed, are eligible for purchase and sale pursuant to Rule 144A under the Securities Act of 1933 (the "1933 Act"). This Rule permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities even though such securities are not registered under the 1933 Act. AIM, under the supervision of the Company's Board of Directors, will consider whether securities purchased under Rule 144A are illiquid and thus subject to the Fund's restriction of investing no more than 15% of its net assets in illiquid securities. Determination of whether a Rule 144A security is liquid or not is a question of fact. In making this determination AIM will consider the trading markets for the specific security taking into account the unregistered nature of a Rule 144A security. In addition, AIM could consider the (i) frequency of trades and quotes, (ii) number of dealers and potential purchasers, (iii) dealer undertakings to make a market, and (iv) nature of the security and of market place trades (for example, the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer). The liquidity of Rule 144A securities will also be monitored by AIM and, if as a result of changed conditions, it is determined that a Rule 144A security is no longer liquid, the Fund's holdings of illiquid securities will be reviewed to determine what, if any, action is required to assure that the Fund does not invest more than 15% of its net assets in illiquid securities. Investing in Rule 144A securities could have the effect of increasing the amount of the Fund's investments in illiquid securities if qualified institutional buyers are unwilling to purchase such securities.

         LENDING OF PORTFOLIO SECURITIES - For the purpose of realizing additional income, the Fund may make secured loans of portfolio securities amounting to not more than 33 1/3% of its total assets. Securities loans are made to banks, brokers and other financial institutions pursuant to agreements requiring that the loans be continuously secured by collateral at least equal at all times to the value of the securities lent marked to market on a daily basis. The collateral received will consist of cash, U.S. Government securities, letters of credit or such other collateral as may be permitted under the Fund's investment program. While the securities are being lent, the Fund will continue to receive the equivalent of the interest or dividends paid by the issuer on the securities, as well as interest on the investment of the collateral or a fee from the borrower. The Fund has a right to call each loan and obtain the securities on five business days' notice or, in connection with securities trading on foreign markets, within such longer period of time which coincides with the normal settlement period for purchases and sales of such securities in such foreign markets. The Fund will not have the right to vote securities while they are being lent, but it will call a loan in anticipation of any important vote. The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delay in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Loans will only be made to persons deemed by AIM to be of good standing and will not be made unless, in the judgment of AIM, the consideration to be earned from such loans would justify the risk.

         REPURCHASE AGREEMENTS - The Fund may enter into repurchase agreements. A repurchase agreement is an instrument under which a Fund acquires ownership of a debt security and the seller (usually a broker or bank) agrees, at the time of the sale, to repurchase the obligation at a mutually agreed upon time and price, thereby determining the yield during the Fund's holding period. In the event of bankruptcy or other default of a seller of a repurchase agreement, the Fund may experience both delays in liquidating the underlying securities and losses, including: (a) a possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (b) a possible subnormal level of income and lack of access to income during this period; and (c) expenses of enforcing its rights. A repurchase agreement is collateralized by the security acquired by the Fund and its value is marked to market daily in order to minimize the Fund's risk. Repurchase agreements usually are for short periods, such as one or two days, but may be entered into for longer periods of time.

         WARRANTS - The Fund may, from time to time, invest in warrants. Warrants are, in effect, longer-term call options. They give the holder the right to purchase a given number of shares of a particular company at specified prices within certain periods of time. The purchaser of a warrant expects that the market price of the security will exceed the purchase price of the warrant plus the exercise price of the warrant, thus giving him a profit. Of course, since the market price may never exceed the exercise price before the expiration date of the warrant, the purchaser of the warrant risks the loss of the entire purchase price of the warrant. Warrants generally trade in the open market and may be sold rather than exercised. Warrants are sometimes sold in unit form with other securities of an issuer. Units of warrants and common stock may be employed in financing young, unseasoned companies. The purchase price of a warrant varies with the exercise price of a warrant, the current market value of the underlying security, the life of the warrant and various other investment factors. The investment in warrants by the Fund, valued at the lower of cost or market, may not exceed 5% of the value of its net assets and not more than 2% of such value may be warrants which are not listed on the New York or American Stock Exchanges.

         OPTIONS - The Fund is authorized to write (sell) covered call options on the securities in which it may invest and to enter into closing purchase transactions with respect to such options. Writing a call option obligates the Fund to sell or deliver the option's underlying security, in return for the strike price, upon exercise of the option. By writing a call option, the Fund receives an option premium from the purchaser of the call option. Writing covered call options is generally a profitable strategy if prices remain the same or fall. Through receipt of the option premium, the Fund would seek to mitigate the effects of a price decline. By writing covered call options, however, the Fund gives up the opportunity, while the option is in effect, to profit from any price increase in the underlying security above the option exercise price. In addition, the Fund's ability to sell the underlying security will be limited while the option is in effect unless the Fund effects a closing purchase transaction.

         The Fund may purchase covered put options, and may engage in strategies employing combinations of covered put and covered call options. A put purchased by the Fund constitutes a hedge against a decline in the price of a security owned by the Fund. It may be sold at a profit or loss depending upon changes in the price of the underlying security. It may be exercised at a profit provided that the amount of the decline in the price of the underlying security below the exercise price during the option period exceeds the option premium, or it may expire without value. A call constitutes a hedge against an increase in the price of a security which the Fund has sold short, it may be sold at a profit or loss depending upon changes in the price of the underlying security, it may be exercised at a profit provided that the amount of the increase in the price of the underlying security over the exercise price during the option period exceeds the option premium, or it may expire without value. The maximum loss exposure involved in the purchase of an option is the cost of the option contract.

         FUTURES CONTRACTS - The Fund may purchase futures contracts. In cases of purchases of futures contracts, an amount of cash and cash equivalents, equal to the market value of the futures contracts (less any related margin deposits), will be segregated by the Funds' custodian to collateralize the position and ensure that the use of such futures contracts is unleveraged. Unlike when the Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with its custodian for the account of the broker a stated amount, as called for by the particular contract, of cash or U.S. Treasury bills. This amount is known as "initial margin." The nature of initial margin in futures transactions is different from that of margin in securities transactions in that futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. Subsequent payments, called "variation margin," to and from the broker will be made on a daily basis as the price of the futures contract fluctuates making the long and short positions in the futures contract more or less valuable, a process known as "marking-to-market." For example, when the Fund has purchased a stock index futures contract and the price of the underlying stock index has risen, that position will have increased in value and the Fund will receive from the broker a variation margin payment with respect to that increase in value. Conversely, where the Fund has purchased a stock index futures contract and the price of the underlying stock index has declined, that position would be less valuable and the Fund would be required to make a variation margin payment to the broker. Variation margin payments would be made in a similar fashion when the Fund has purchased an interest rate futures contract. At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund and the Fund realizes a loss or gain.

         A description of the various types of futures contract that may be utilized by the Funds is as follows:

Stock Index Futures Contracts

         A stock index assigns relative values to the common stocks included in the index and the index fluctuates with changes in the market values of the common stocks so included. A stock index futures contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the stock index value at the close of the last trading day of the contract and the price at which the futures contract is originally struck. No physical delivery of the underlying stocks in the index is made. Currently, stock index futures contracts can be purchased or sold primarily with respect to broad based stock indices such as the S&P's 500 Stock Index, the New York Stock Exchange Composite Index, the American Stock Exchange Major Market Index, the NASDAQ -- 100 Stock Index and the Value Line Stock Index. The stock indices listed above consist of a spectrum of stocks not limited to any one industry such as utility stocks. Utility stocks, at most, would be expected to comprise a minority of the stocks comprising the portfolio of the index. The Fund will only enter into stock index futures contracts as a hedge against changes resulting from market conditions in the values of the securities held or which it intends to purchase. When the Fund anticipates a significant market or market sector advance, the purchase of a stock index futures contract affords a hedge against not participating in such advance. Conversely, in anticipation of or in a general market or market sector decline that adversely affects the market values of the Fund's portfolio of securities, the Fund may sell stock index futures contracts.

Foreign Currency Futures Contracts

         Futures contracts may also be used to hedge the risk of changes in the exchange rate of foreign currencies.

         RISKS AS TO FUTURES CONTRACTS - There are several risks in connection with the use of futures contracts as hedging devices. One risk arises because of the imperfect correlation between movements in the price of hedging instruments and movements in the price of the stock, debt security or foreign currency which are the subject of the hedge. If the price of a hedging instrument moves less than the price of the stock, debt security or foreign currency which is the subject of the hedge, the hedge will not be fully effective. If the price of a hedging instrument moves more than the price of the stock, debt security or foreign currency, the Fund will experience either a loss or gain on the hedging instrument which will not be completely offset by movements in the price of the stock, debt security or foreign currency which is the subject of the hedge.

         Successful use of hedging instruments by the Fund is also subject to AIM's ability to predict correctly movements in the direction of the stock market, of interest rates or of foreign exchange rates. Because of possible price distortions in the futures markets and because of the imperfect correlation between movements in the prices of hedging instruments and the investments being hedged, even a correct forecast by AIM of general market trends may not result in a completely successful hedging transaction.

         It is also possible that where the Fund has sold futures contracts to hedge its portfolio against a decline in the market, the market may advance and the value of stocks or debt securities held in its portfolio may decline. If this occurred, the Fund would lose money on the futures contracts and also experience a decline in the value of its portfolio securities. Similar risks exist with respect to foreign currency hedges.

         Positions in futures contracts may be closed out only on an exchange on which such contracts are traded. Although the Fund intends to purchase or sell futures contracts only on exchanges or boards of trade where there appears to be an active market, there is no assurance that a liquid market on an exchange or a board of trade will exist for any particular contract at any particular time. If there is not a liquid market, it may not be possible to close a futures position at such time. In the event of adverse price movements under those circumstances, the Fund would continue to be required to make daily cash payments of maintenance margin on its futures positions. The extent to which the Fund may engage in futures contracts will be limited by Code requirements for qualification as a regulated investment company and the Fund's intent to continue to qualify as such. The result of a hedging program cannot be foreseen and may cause the Fund to suffer losses which it would not otherwise sustain.

         The investment policies stated above are not fundamental policies of the Fund and may be changed by the Board of Directors of the Company without shareholder approval. Shareholders will be notified before any material change in the investment policies stated above become effective.


                            INVESTMENT RESTRICTIONS

         The following additional fundamental policies and investment restrictions have been adopted by the Fund as indicated and, except as noted, such policies cannot be changed without the approval of a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act.

The Fund may not:

         (a) with respect to 75% of the total assets of the Fund, purchase the securities of any one issuer (except securities issued or guaranteed by the U.S. Government) if, immediately after and as a result of such purchase, (i) the value of the holdings of the Fund in the securities of such issuer exceeds 5% of the value of the Fund's total assets, or (ii) the Fund owns more than 10% of the outstanding voting securities of any one class of securities of such issuer;

         (b) concentrate its investments; that is, invest more than 25% of the value of its assets in issuers who conduct their business operations in the same industry;

         (c) by or sell commodities or commodity contracts (the Fund does not consider financial futures to be commodities or commodity contracts for purposes of this limitation) or purchase or sell real estate or other interests in real estate including real estate limited partnership interests, except that this restriction does not preclude investments in marketable securities of companies engaged in real estate activities or in master limited partnership interests that are traded on a national securities exchange;

         (d) make loans, except that the purchase of a portion of an issue of publicly distributed bonds, debentures or other debt securities, or purchasing short-term obligations, is not considered to be a loan for purposes of this restriction, provided that the Fund may lend its portfolio securities provided the value of such loaned securities does not exceed 33 1/3% of its total assets;

         (e) purchase securities on margin, except that the Fund may obtain such short term credits as may be necessary for the clearance of purchases or sales of securities, or sell securities short (except against the box and collateralized by not more than 10% of its net assets);

         (f) borrow money or pledge its assets except that, as a temporary measure for extraordinary or emergency purposes and not for investment purposes, the Fund may borrow from banks (including the Fund's custodian bank) provided that no borrowing may exceed one-third of the value of its total assets, including the proceeds of such borrowings, and may secure such borrowings by pledging up to one-third of the value of its total assets; or

         (g)     act as an underwriter of securities of other issuers.

         In addition, the Fund may not (a) purchase warrants, valued at the lower of cost or market, in excess of 5% of the value of the Fund's net assets, and no more than 2% of such value may be warrants which are not listed on the New York or American Stock Exchanges; (b) purchase or retain the securities of any issuer, if the officers and directors of the Company, its advisors or distributor who own individually more than 1/2 of 1% of the securities of such issuer, together own more than 5% of the securities of such issuer; (c) deal in forward contracts; (d) invest in interests in oil, gas or other mineral exploration or development programs; or (e) invest in securities of companies which have a record of less than three years of continuous operation if such purchase at the time thereof would cause more than 5% of the total assets of the Fund to be invested in the securities of such companies (with such period of three years to include the operation of any predecessor company or companies, partnership or individual enterprise if the company whose securities are proposed for investment by the Fund has come into existence as the result of a merger, consolidation, reorganization or purchase of substantially all of the assets of such predecessor company or companies, partnership or individual enterprise). These additional restrictions are not fundamental, and may be changed by the Board of Directors of the Company without shareholder approval.

         To permit the sale of shares of the Fund in Texas, investments by the Fund in warrants, valued at the lower of cost or market, may not exceed 5% of the value of the Fund's net assets. Included within that amount, but not to exceed 2% of the Fund's net assets, may be warrants which are not listed on the New York or American Stock Exchanges. This restriction is not a fundamental policy.

         The Fund will comply with Texas Rule 123.2(6), and follow SEC guidelines, that provide that loans of the Fund's securities will be fully collateralized.

         If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from changes in values or assets will not be considered a violation of the restriction.

ADDITIONAL RESTRICTIONS

         In order to permit the sale of the Fund's shares in certain states, the Fund may from time to time make commitments more restrictive than the restrictions described herein. These restrictions are not matters of fundamental policy, and should the Fund determine that any such commitment is no longer in the best interests of the Fund and its shareholders, it will revoke the commitment by terminating sales of its shares in the states involved.

         In order to comply with an undertaking to the State of Texas, the Fund has agreed that any restriction on investments in "oil, gas and other mineral exploration or development programs" shall include mineral leases and any restriction on investments in "real estate or other interests in real estate" shall include real estate limited partnerships.


                                   MANAGEMENT
DIRECTORS AND OFFICERS

   The directors and officers of the Company and their principal occupations during the last five years are set forth below. Unless otherwise indicated, the address of each director and officer is 11 Greenway Plaza, Suite 1919, Houston, Texas 77046-1173. All of the Company's executive officers hold similar offices with some or all of the other AIM Funds.

   *CHARLES T. BAUER, Director and Chairman (76)

   Director, Chairman and Chief Executive Officer, A I M Management Group Inc.; Chairman of the Board of Directors, A I M Advisors, Inc., A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc., A I M Global Associates, Inc., A I M Global Holdings, Inc., A I M Institutional Fund Services, Inc. and Fund Management Company; and Director, AIM Global Advisors Limited, A I M Global Management Company Limited and AIM Global Ventures Co.

   BRUCE L. CROCKETT, Director (51)
   COMSAT Corporation
   6560 Rock Spring Drive
   Bethesda, MD 20817

   Director, President and Chief Executive Officer, COMSAT Corporation (Includes COMSAT World Systems, COMSAT Mobile Communications, COMSAT Video Enterprises, COMSAT RSI and COMSAT International Ventures). Previously, President and Chief Operating Officer, COMSAT Corporation; President, World Systems Division, COMSAT Corporation; and Chairman, Board of Governors of INTELSAT; (each of the COMSAT companies listed above is an international communication, information and entertainment-distribution services company).


________________________

* A director who is an "interested person," of the Company and A I M Advisors, Inc. as defined in the 1940 Act.

   OWEN DALY II, Director (71)
   Six Blythewood Road
   Baltimore, MD 21210

   Director, Cortland Trust Inc. (investment company). Formerly, Director, CF & I Steel Corp., Monumental Life Insurance Company and Monumental General Insurance Company; and Chairman of the Board of Equitable Bancorporation.

   *CARL FRISCHLING, Director (58)
    919 Third Avenue
    New York, NY 10022

   Partner, Kramer, Levin, Naftalis, Nessen, Kamin & Frankel (law firm). Formerly, Partner, Reid & Priest (law firm); and, prior thereto, Partner, Spengler Carlson Gubar Brodsky & Frischling (law firm).

  **ROBERT H. GRAHAM, Director and President (49)

   Director, President and Chief Operating Officer, A I M Management Group Inc.; Director and President, A I M Advisors. Inc.; Director and Senior Vice President, A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc., A I M Global Associates, Inc., A I M Global Holdings, Inc., AIM Global Ventures Co., A I M Institutional Fund Services, Inc. and Fund Management Company; and Senior Vice President, AIM Global Advisors Limited.

   JOHN F. KROEGER, Director (71)
   24875 Swan Road - Martingham
   Box 464
   St. Michaels, MD  21663

   Director, Flag Investors International Fund, Inc., Flag Investors Emerging Growth Fund, Inc., Flag Investors Telephone Income Fund, Inc., Flag Investors Equity Partners Fund, Inc., Total Return U.S. Treasury Fund, Inc., Flag Investors Intermediate Term Income Fund, Inc., Managed Municipal Fund, Inc., Flag Investors Value Builder Fund, Inc., Flag Investors Maryland Intermediate Tax-Free Income Fund, Inc., Flag Investors Real Estate Securities Fund, Inc., Alex. Brown Cash Reserve Fund, Inc. and North American Government Bond Fund, Inc. (investment companies). Formerly, Consultant, Wendell & Stockel Associates, Inc. (consulting firm).

   LEWIS F. PENNOCK, Director (53)
   8955 Katy Freeway, Suite 204
   Houston, TX 77024

   Attorney in private practice in Houston, Texas.

   IAN W. ROBINSON, Director (72)
   183 River Drive
   Tequesta, FL  33469

   Formerly, Executive Vice President and Chief Financial Officer, Bell Atlantic Management Services, Inc. (provider of centralized management services to telephone companies); Executive Vice President, Bell Atlantic


________________________

* A director who is an "interested person" of the Company as defined in the 1940 Act.

** A director who is an "interested person," of the Company and A I M Advisors, Inc. as defined in the 1940 Act.

Corporation (parent of seven telephone companies); and Vice President and Chief Financial Officer, Bell Telephone Company of Pennsylvania and Diamond State Telephone Company.

   LOUIS S. SKLAR, Director (56)
   Transco Tower, 50th Floor
   2800 Post Oak Blvd.
   Houston, TX  77056

   Executive Vice President, Development and Operations, Hines Interests Limited Partnership (real estate development).

   ***JOHN J. ARTHUR, Senior Vice President and Treasurer (51)

   Senior Vice President and Treasurer, A I M Advisors, Inc.; Vice President and Treasurer, A I M Management Group Inc., A I M Capital Management, Inc.,
A I M Distributors, Inc., A I M Fund Services, Inc., A I M Institutional Fund Services, Inc. and Fund Management Company; and Vice President, AIM Global Advisors Limited, A I M Global Associates, Inc., A I M Global Holdings, Inc. and AIM Global Ventures Co.

   GARY T. CRUM, Senior Vice President (48)

   Director and President, A I M Capital Management, Inc.; Director and Senior Vice President, A I M Management Group Inc., A I M Advisors, Inc., A I M Global Associates, Inc., A I M Global Holdings, Inc., and AIM Global Ventures Co.; Director, A I M Distributors, Inc.; and Senior Vice President, AIM Global Advisors Limited.

   JONATHAN C. SCHOOLAR, Senior Vice President (33)

   Director and Senior Vice President, A I M Capital Management, Inc.; and Vice President, A I M Advisors, Inc.

   ***CAROL F. RELIHAN, Vice President and Secretary (41)

   Senior Vice President, General Counsel and Secretary, A I M Advisors, Inc.; Vice President, General Counsel and Secretary, A I M Management Group Inc.; Vice President and General Counsel, Fund Management Company; Vice President and Secretary, A I M Global Associates, Inc. and A I M Global Holdings, Inc.; Vice President and Assistant Secretary, AIM Global Advisors Limited and AIM Global Ventures Co.; Vice President, A I M Capital Management, Inc., A I M Distributors, Inc., A I M Fund Services, Inc. and A I M Institutional Fund Services, Inc.

   DANA R. SUTTON, Vice President and Assistant Treasurer (36)

   Vice President and Fund Controller, A I M Advisors, Inc.; and Assistant Vice President and Assistant Treasurer, Fund Management Company.

   MELVILLE B. COX, Vice President (52)

   Vice President, A I M Advisors, Inc., A I M Capital Management, Inc., A I M Fund Services, Inc. and A I M Institutional Fund Services, Inc.; and Assistant Vice President, A I M Distributors, Inc. and Fund Management Company. Formerly, Vice President, Charles Schwab & Co., Inc.; Assistant Secretary, Charles Schwab Family of Funds and Schwab Investments; Chief Compliance Officer, Charles Schwab Investment Management, Inc.; and Vice President, Integrated Resources Life Insurance Co. and Capitol Life Insurance Co.


________________________

***  Mr. Arthur and Ms. Relihan are married to each other.

   The standing committees of the Board of Directors are the Audit Committee, the Investments Committee and the Nominating and Compensation Committee.

   The members of the Audit Committee are Messrs. Daly, Kroeger (Chairman), Pennock and Robinson. The Audit Committee is responsible for meeting with the Company's auditors to review audit procedures and results and to consider any matters arising from an audit to be brought to the attention of the directors as a whole with respect to the Company's fund accounting or its internal accounting controls, and considering such matters as may from time to time be set forth in a charter adopted by the Board of Directors and such committee.

   The members of the Investments Committee are Messrs. Bauer, Crockett, Daly (Chairman), Kroeger and Pennock. The Investment Committee is responsible for reviewing portfolio compliance, brokerage allocation, portfolio investment pricing issues, interim dividend and distribution issues, and considering such matters as may from time to time be set forth in a charter adopted by the Board of Directors and such committee.

   The members of the Nominating and Compensation Committee are Messrs. Crockett, Daly, Kroeger, Pennock (Chairman) and Sklar. The Nominating and Compensation Committee is responsible for considering and nominating individuals to stand for election as directors who are not interested persons as long as the Company maintains a distribution plan pursuant to Rule 12b-1 under the 1940 Act, reviewing from time to time the compensation payable to the disinterested directors, and considering such matters as may from time to time be set forth in a charter adopted by the Board of Directors and such committee.

Remuneration of Directors

   Each director is reimbursed for expenses incurred in connection with each meeting of the Board of Directors or any Committee attended. The Directors of the Company who do not serve as officers of the Company are compensated for their services according to a fee schedule which recognizes the fact that they also serve as directors or trustees of certain other investment companies advised or managed by AIM. Each such director receives a fee, allocated among the AIM Funds for which he serves as a director or trustee, which consists of an annual retainer component and a meeting fee component.

  Set forth below is information regarding compensation paid or accrued for each director of the Company:


                                                           RETIREMENT
                                      AGGREGATE             BENEFITS
                                    COMPENSATION            ACCRUED                   TOTAL
                                      FROM THE             BY ALL AIM             COMPENSATION
  DIRECTOR                            COMPANY(1)            FUNDS(2)          FROM ALL AIM FUNDS(3)
  --------                            ----------            --------          ---------------------
  Charles T. Bauer                      $    0                  $   0                 $    0
  Bruce L. Crockett                     13,461                  3,655                 57,750
  Owen Daly II                          14,385                 18,662                 58,125
  Carl Frischling                       13,938                 11,323                 57,250
  Robert H. Graham                           0                      0                      0
  John F. Kroeger                       14,807                 22,313                 58,125
  Lewis F. Pennock                      13,476                  5,067                 58,125
  Ian Robinson                          13,373                 15,381                 56,750
  Louis S. Sklar                        14,003                  6,632                 57,250

----------------
(1) The total amount of compensation deferred by all Directors of the Company during the fiscal year ended October 31, 1995, including interest earned thereon, was $53,856.

(2) During the fiscal year ended October 31, 1995, the total amount of expenses allocated to the Company in respect of such retirement benefits was $31,585. Data reflects compensation estimated for the calendar year ended December 31, 1995.

(3) Messrs. Bauer, Daly, Graham, Kroeger and Pennock each serve as Director or Trustee of a total of 11 AIM Funds. Messrs. Crockett, Frischling, Robinson and Sklar each serves as a Director or Trustee of a total of 10 AIM Funds. Data reflects compensation estimated for the calendar year ended December 31, 1995.

AIM Funds Retirement Plan for Eligible Directors/Trustees

         Under the terms of the AIM Funds Retirement Plan for Eligible Directors/Trustees (the "Plan"), each director (who is not an employee of any of the AIM Funds, A I M Management Group Inc. or any of their affiliates) may be entitled to certain benefits upon retirement from the Board of Directors. Pursuant to the Plan, the normal retirement date is the date on which the eligible director has attained age 65 and has completed at least five years of continuous service with one or more of the regulated investment companies managed, administered or distributed by AIM or its affiliates (the "AIM Funds"). Each eligible director is entitled to receive an annual benefit from the AIM Funds commencing on the first day of the calendar quarter coincident with or following his date of retirement equal to 75% of the retainer paid or accrued by the AIM Funds for such director during the twelve-month period immediately preceding the director's retirement (including amounts deferred under a separate agreement between the AIM Funds and the director) for the number of such director's years of service (not in excess of 10 years of service) completed with respect to any of the AIM Funds. Such benefit is payable to each eligible director in quarterly installments. If an eligible director dies after attaining the normal retirement date but before receipt of any benefits under the Plan commences, the director's surviving spouse (if any) shall receive a quarterly survivor's benefit equal to 50% of the amount payable to the deceased director for no more than ten years beginning the first day of the calendar quarter following the date of the director's death. Payments under the Plan are not secured or funded by any AIM Fund.

         Set forth below is a table that shows the estimated annual benefits payable to an eligible director upon retirement assuming various compensation and years of service classifications. The estimated credited years of service for Messrs. Crockett, Daly, Frischling, Kroeger, Pennock, Robinson and Sklar are 8, 9, 18, 18, 14, 8 and 6 years, respectively.

                                                  Annual Compensation
                                                 Paid By All AIM Funds

                                               $60,000           $65,000
         Number of         10                  $45,000           $48,750
          Years of         9                   $40,500           $43,875
        Service With       8                   $36,000           $39,000
       the AIM Funds       7                   $31,500           $34,125
                           6                   $27,000           $29,250
                           5                   $22,500           $24,375


         Deferred Compensation Agreements

         Messrs. Daly, Frischling, Kroeger, Robinson and Sklar (for purposes of this paragraph only, the "deferring directors") have each executed a Deferred Compensation Agreement (collectively, the "Agreements"). Pursuant to the Agreements, the deferring directors may elect to defer receipt of up to 100% of their compensation payable by the Company, and such amounts are placed into a deferral account. Currently, the deferring directors may select various AIM Funds in which all or part of his deferral account shall be deemed to be invested. Distributions from the deferring directors' deferral accounts will be paid in cash, in generally equal quarterly installments over a period of ten years beginning on the date the deferring director's retirement benefits commence under the Plan. The Company's Board of Directors, in its sole discretion, may accelerate or extend the distribution of such deferral accounts after the deferring director's termination of service as a director of the Company. If a deferring director dies prior to the distribution of amounts in his deferral account, the balance of the deferral account will be distributed to his designated beneficiary in a single lump sum payment as soon as practicable after such deferring director's death. The Agreements are not funded and, with respect to the payments of amounts held in the deferral accounts, the deferring directors have the status of unsecured creditors of the Company and of each other AIM Fund from which they are deferring compensation.


         The Company paid the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel $6,853, $13,238, $4,657 and $14,394 in legal fees for services provided to Charter, Weingarten, Aggressive Growth and Constellation, respectively, during the fiscal year ended October 31, 1995 Mr. Carl Frischling, a director of the Company, is partner in such firm.

INVESTMENT ADVISORY, AND ADMINISTRATIVE SERVICES AGREEMENTS

         AIM is a wholly-owned subsidiary of A I M Management Group Inc. ("AIM Management"), 11 Greenway Plaza, Suite 1919, Houston, Texas 77046. AIM Management is a holding company that has been engaged in the financial services business since 1976. Certain of the directors and officers of AIM are also executive officers of the Company and their affiliations are shown under "Directors and Officers".

         AIM was organized in 1976, and advises or manages 40 investment company portfolios. As of December 1, 1995, the total assets of the investment company portfolios advised or managed by AIM and its affiliates were approximately $41.2 billion.

         AIM and the Company have adopted a Code of Ethics (the "Code of Ethics") which requires investment personnel (a) to pre-clear all personal securities transactions, (b) to file reports regarding such transactions, and
(c) to refrain from personally engaging in (i) short-term trading of a security, (ii) transactions involving a security within seven days of an AIM Fund transaction involving the same security, and (iii) transactions involving securities being considered for investment by an AIM Fund. The Code also prohibits investment personnel from purchasing securities in an initial public offering. Personal trading reports are reviewed periodically by AIM, and the Board of Directors reviews annually such reports (including information on any substantial violations of the Code of Ethics). Violations of the Code of Ethics may result in censure, monetary penalties, suspension or termination of employment.

         The Fund has entered into a Master Investment Advisory Agreement dated as of October 18, 1993, as amended (the "Master Advisory Agreement") and a Master Administrative Services Agreement dated as of October 18, 1993, as amended (the "Master Administrative Services Agreement") with AIM. Each of such Agreements will become effective with respect to the Fund upon consummation of the Transaction.

         The Master Advisory Agreement provides that the Fund will pay or cause to be paid all expenses of the Fund not assumed by AIM Capital, including, without limitation: brokerage commissions, taxes, legal, auditing or governmental fees, the cost of preparing share certificates, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption, and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to directors and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Company on behalf of the Fund in connection with membership in investment company organizations, the cost of printing copies of prospectuses and statements of additional information distributed to the Fund's shareholders and all other charges and costs of the Fund's operations unless otherwise explicitly provided.

         The Master Advisory Agreement provides that if, for any fiscal year, the total of all ordinary business expenses of the Fund, including all investment advisory fees, but excluding brokerage commissions and fees, taxes, interest and extraordinary expenses, such as litigation, exceed the applicable expense limitations imposed by state securities regulations in any state in which such Fund's shares are qualified for sale, as such limitations may be raised or lowered from time to time, the aggregate of all such investment advisory fees with respect to such Fund shall be reduced by the amount of such excess. The amount of any such reduction to be borne by AIM shall be deducted from the monthly investment advisory fees otherwise payable to AIM with respect to such Fund during such fiscal year. If required pursuant to such state securities regulations, AIM will reimburse each Fund, no later than the last day of the first month of the next succeeding fiscal year, for any such annual operating expenses (after reduction of all investment advisory fees in excess of such limitation).

          The Master Advisory Agreement will become effective with respect to the Fund upon consummation of the Transaction and will continue in effect until June 30, 1996 and from year to year thereafter only if such continuance is specifically approved at least annually by (i) the Company's Board of Directors or the vote of a "majority of the outstanding voting securities" of the Fund (as defined in the 1940 Act) and (ii) the affirmative vote of a majority of the directors who are not parties to the agreements or "interested persons" of any such party (the "Non-Interested Directors") by votes cast in person at a meeting called for such purpose. The Master Advisory Agreement provides that the Fund or AIM may terminate such agreement on sixty (60) days' written notice without penalty. The Master Advisory Agreement terminates automatically in the event of its assignment.

         The Master Administrative Services Agreement provides that AIM may perform or arrange for the performance of certain accounting and, shareholder services and other administrative services to the Fund which are not required to be performed by AIM under the Master Advisory Agreement. For such services, AIM would be entitled to receive from the Fund reimbursement of its costs or such reasonable compensation as may be approved by the Company's Board of Directors. The Master Administrative Services Agreement will become effective with respect to the Fund upon consummation of the Transaction on and will continue in effect until June 30, 1996 and from year to year thereafter only if such continuance is specifically approved at least annually by (i) the Company's Board of Directors or the vote of a "majority of the outstanding voting securities" of the Fund (as defined in the 1940 Act) and (ii) the affirmative vote of a majority of the Non-Interested Directors by votes cast in person at a meeting called for such purpose.

         In addition, the Transfer Agency and Service agreement for the Fund provides that A I M Fund Services, Inc. ("AFS"), a registered transfer agent and wholly-owned subsidiary of AIM, will perform certain shareholder services for the Fund for a fee per account serviced. The Transfer Agency and Service Agreement provides that AFS will receive a per account fee plus out-of-pocket expenses to process orders for purchases, redemptions and exchanges of shares, prepare and transmit payments for dividends and distributions declared by the Fund, maintain shareholder accounts and provide shareholders with information regarding the Fund and its accounts. The Transfer Agency and Service Agreement will become effective with respect to the Fund upon consummation of the Transaction.

                             THE DISTRIBUTION PLAN

         THE CLASS A PLAN. The Company has adopted a Master Distribution Plan pursuant to Rule 12b-1 under the 1940 Act relating to the Class A shares of the Fund (the "Class A Plan"). The Class A Plan provides that the Class A shares the Fund of pay 0.35% per annum of its daily average net assets as compensation to AIM Distributors for the purpose of financing any activity which is primarily intended to result in the sale of Class A shares. Activities appropriate for financing under the Class A Plan include, but are not limited to, the following: printing of prospectuses and statements of additional information and reports for other than existing shareholders; overhead; preparation and distribution of advertising material and sales literature; expenses of organizing and conducting sales seminars; supplemental payments to dealers and other institutions such as asset-based sales charges or as payments of service fees under shareholder service arrangements; and costs of administering the Class A Plan.

         Pursuant to an incentive program, AIM Distributors may enter into agreements ("Shareholder Service Agreements") with investment dealers selected from time to time by AIM Distributors for the provision of distribution assistance in connection with the sale of the Fund's shares to such dealers' customers, and for the provision of continuing personal shareholder services to customers who may from time to time directly or beneficially own shares of the Fund. The distribution assistance and continuing personal shareholder services to be rendered by dealers under the Shareholder Service Agreements may include, but shall not be limited to, the following: distributing sales literature; answering routine customer inquiries concerning the Fund; assisting customers in changing dividend options, account designations and addresses, and in enrolling in any of several special investment plans offered in connection with the purchase of the Fund's shares; assisting in the establishment and maintenance of customer accounts and records and in the processing of purchase and redemption transactions; investing dividends and any capital gains distributions automatically in the Fund's shares; and providing such other information and services as the Funds or the customer may reasonably request.

         Under the Plan, in addition to the Shareholder Service Agreements authorizing payments to selected dealers, banks may enter into Shareholder Service Agreements authorizing payments under the Plan to be made to banks which provide services to their customers who have purchased shares. Services provided pursuant to Shareholder Service Agreements with banks may include some or all of the following: answering shareholder inquiries regarding the Fund and the Company; performing sub-accounting; establishing and maintaining shareholder accounts and records; processing customer purchase and redemption transactions; providing periodic statements showing a shareholder's account balance and the integration of such statements with those of other transactions and balances in the shareholder's other accounts serviced by the bank; forwarding applicable prospectuses, proxy statements, reports and notices to bank clients who hold shares of the Fund; and such other administrative services as the Fund reasonably may request, to the extent permitted by applicable statute, rule or regulation. Similar agreements may be permitted under the Plan for institutions which provide recordkeeping for and administrative services to 401(k) plans.

         Financial intermediaries and any other person entitled to receive compensation for selling shares of the Fund may receive different compensation for selling shares of one particular class over another.

         Under a Shareholder Service Agreement, the Fund agrees to pay periodically fees to selected dealers and other institutions who render the foregoing services to their customers. The fees payable under a Shareholder Service Agreement generally will be calculated at the end of each payment period for each business day of the Fund during such period at the annual rate of 0.25% of the average daily net asset value of the Fund's shares purchased or acquired through exchange. Fees calculated in this manner shall be paid only to those selected dealers or other institutions who are dealers or institutions of record at the close of business on the last business day of the applicable payment period for the account in which the Fund's shares are held.

         The Plan is subject to any applicable limitations imposed from time to time by rules of the National Association of Securities Dealers, Inc.

         AIM Distributors does not act as principal, but rather as agent for the Fund, in making dealer incentive and shareholder servicing payments under the Plans. These payments are an obligation of the Fund and not of AIM Distributors.

         The Plan requires AIM Distributors to provide the Board of Directors at least quarterly with a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made. The Board of Directors reviews these reports in connection with their decisions with respect to the Plans.

         As required by Rule 12b-1, the Plan and related forms of Shareholder Service Agreements were approved by the Board of Directors, including a majority of the directors who are not "interested persons" (as defined in the 1940 Act) of the Company and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Qualified Directors"). In approving the Plan in accordance with the requirements of Rule 12b-1, the directors considered various factors and determined that there is a reasonable likelihood that the Plan would benefit of the Fund and its shareholders.

         The Plan does not obligate the Fund to reimburse AIM Distributors for the actual expenses AIM Distributors may incur in fulfilling its obligations under the Plan. Thus, even if AIM Distributors' actual expenses exceed the fee payable to AIM Distributors thereunder at any given time, the Fund will not be obligated to pay more than that fee. If AIM Distributors' expenses are less than the fee it receives, AIM Distributors will retain the full amount of the fee.

         Unless the Plan is terminated earlier in accordance with its terms, it shall continue as long as such continuance is specifically approved at least annually by the Board of Directors, including a majority of the Qualified Directors.

         The Plan may be terminated by the vote of a majority of the Qualified Directors, or, with respect to a particular class, by the vote of a majority of the outstanding voting securities of that class.

         Any change in the Plan that would increase materially the distribution expenses paid by the applicable class requires shareholder approval; otherwise, it may be amended by the directors, including a majority of the Qualified Directors, by votes cast in person at a meeting called for the purpose of voting upon such amendment. As long as the Plan is in effect, the selection or nomination of the Qualified Directors is committed to the discretion of the Qualified Directors.

                                THE DISTRIBUTOR

         Information concerning AIM Distributors and the continuous offering of the Fund's shares is set forth in the Investors Guide to The AIM Family of Funds(R) which is attached as an Appendix to the Proxy Statement/Prospectus. A Master Distribution Agreement with AIM Distributors relating to the Class A shares of the Funds was approved by the Board of Directors on December 5, 1995 and will become effective with respect to the Fund upon consummation of the Transaction. Such Master Distribution Agreements are hereinafter referred to as the "Distribution Agreement."

         The Distribution Agreement provide that AIM Distributors will bear the expenses of printing from the final proof and distributing prospectuses and statements of additional information of the Fund relating to public offerings made by AIM Distributors pursuant to the Distribution Agreement (other than those prospectuses and statements of additional information distributed to existing shareholders of the Fund), and any promotional or sales literature used by AIM Distributors or furnished by AIM Distributors to dealers in connection with the public offering of the Fund's shares, including expenses of advertising in connection with such public offerings. AIM Distributors has not undertaken to sell any specified number of shares of the Funds.

         The Company (on behalf of its of the Fund) or AIM Distributors may terminate the Distribution Agreement on sixty (60) days' written notice without penalty. The Distribution Agreement will terminate automatically in the event of its assignment.

                       HOW TO PURCHASE AND REDEEM SHARES

         A complete description of the manner by which shares of the Fund may be purchased appears in the Investors Guide to The AIM Family of Funds(R) attached as an Appendix to the Proxy Statement/Prospectus under the caption "How to Purchase Shares."

         The sales charge normally deducted on purchases of Class A shares of the Fund is used to compensate AIM Distributors and participating dealers for their expenses incurred in connection with the distribution of such shares. Since there is little expense associated with unsolicited orders placed directly with AIM Distributors by persons, who because of their relationship with the Fund or with AIM and its affiliates, are familiar with the Fund, or whose programs for purchase involve little expense (e.g., because of the size of the transaction and shareholder records required), AIM Distributors believes that it is appropriate and in the Fund's best interests that such persons be permitted to purchase Class A shares of the Fund through AIM Distributors without payment of a sales charge. The persons who may purchase Class A shares of the Fund without a sales charge are shown in the Prospectus.

         Complete information concerning the method of exchanging shares of the Fund for shares of the other mutual funds managed or advised by AIM is set forth in the Investors Guide to The AIM Family of Funds(R) attached as an Appendix to the Proxy Statement/Prospectus under the caption "Exchange Privilege."

         Information concerning redemption of the Fund's shares is set forth in the Investors Guide to The AIM Family of Funds(R) attached as an Appendix to the Proxy Statement/Prospectus under the caption "How to Redeem Shares." In addition to the Fund's obligation to redeem shares, AIM Distributors may also repurchase shares as an accommodation to shareholders. To effect a repurchase, those dealers who have executed Selected Dealer Agreements with AIM Distributors must phone orders to the order desk of the Fund telephone: (713) 626-1919 (Houston) or (800) 347-1919 (all others) and guarantee delivery of all required documents in good order. A repurchase is effected at the net asset value of the Fund next determined after such order is received. Such arrangement is subject to timely receipt by A I M Fund Services, Inc. of all required documents in good order. If such documents are not received within a reasonable time after the order is placed, the order is subject to cancellation. While there is no charge imposed by the Fund or by AIM Distributors (other than any applicable CDSC) when shares are redeemed or repurchased, dealers may charge a fair service fee for handling the transaction.

         The right of redemption may be suspended or the date of payment postponed when (a) trading on the New York Stock Exchange is restricted, as determined by applicable rules and regulations of the SEC, (b) the New York Stock Exchange is closed for other than customary weekend and holiday closings,
(c) the SEC has by order permitted such suspension, or (d) an emergency as determined by the SEC exists making disposition of portfolio securities or the valuation of the net assets of the Fund not reasonably practicable.


                         NET ASSET VALUE DETERMINATION

          In accordance with the current rules and regulations of the SEC, the net asset value of a share of each Fund is determined once daily as of 4:00 p.m. Eastern Time on each business day of the Fund. In the event the New York Stock Exchange closes early (i.e. before 4:00 p.m. Eastern Time) on a particular day, the net asset value of a Fund share is determined at the close of the New York Stock Exchange on such day. For purposes of determining net asset value per share, futures and option contract closing prices which are available fifteen
(15) minutes after the close of trading of the New York Stock Exchange will generally be used. The net asset value per share of the Fund is determined by subtracting the liabilities (e.g., the expenses) of the Fund from the assets of the Fund and dividing the result by the total number of shares outstanding of the Fund. Determination of each Fund's net asset value per share is made in accordance with generally accepted accounting principles.

         Except as provided in the next sentence, a security listed or traded on an exchange is valued at its last sales price on the exchange where the security is principally traded or, lacking any sales on a particular day, the security is valued at the mean between the closing bid and asked prices on that day. Exchange listed convertible bonds are valued based at the mean between the closing bid and asked prices obtained from a broker-dealer. Each security traded in the over-the-counter market (but not including securities reported on the Nasdaq National Market system) is valued at the mean between the last bid and asked prices based upon quotes furnished by market makers for such securities. Each security reported on the Nasdaq National Market System is valued at the last sales price on the valuation date; securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the supervision of the Company's officers in a manner specifically authorized by the Board of Directors of the Company. Short-term obligations having 60 days or less to maturity are valued at amortized cost, which approximates market value. (See also "How to Purchase Shares," "How to Redeem Shares" and "Determination of Net Asset Value" in the Prospectus.)

         Generally, trading in foreign securities, as well as corporate bonds, U.S. Government securities and money market instruments, is substantially completed each day at various times prior to the close of the New York Stock Exchange. The values of such securities used in computing the net asset value of a Fund's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of the New York Stock Exchange. Occasionally, events affecting the values of such securities and such exchange rates may occur between the times at which they are determined and the close of the New York Stock Exchange which will not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair value as determined in good faith by or under the supervision of the Board of Directors.


         Fund securities primarily traded in foreign markets may be traded in such markets on days which are not business days of the Fund. Because the net asset value per share of the Fund is determined only on business days of the Fund, the net asset value per share of a Fund may be significantly affected on days when an investor can not exchange or redeem shares of the Fund.


                    DIVIDENDS, DISTRIBUTIONS AND TAX MATTERS

REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS

         Income dividends and capital gains distributions are automatically reinvested in additional shares of the same class of the Fund unless the shareholder has requested in writing to receive such dividends and distributions in cash or that they be invested in shares of another AIM Fund, subject to the terms and conditions set forth in the Investors Guide to The AIM Family of Funds(R) attached as an Appendix to the Proxy Statement/Prospectus under the caption "Special Plans - Automatic Dividend Investment Plan." If a shareholder's account does not have any shares in it on a dividend or capital gains distribution payment date, the dividend or distribution will be paid in cash whether or not the shareholder has elected to have such dividends or distributions reinvested.

TAX MATTERS

         The following is only a summary of certain additional tax considerations generally affecting the Fund and their shareholders that are not described in the Proxy Statement/Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussion here and in the Proxy Statement/ Prospectus is not intended as a substitute for careful tax planning.

QUALIFICATION AS A REGULATED INVESTMENT COMPANY

         The Fund has elected to be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). As a regulated investment company, the Fund is not subject to federal income tax on the portion of its net investment income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses) and capital gain net income (i.e., the excess of capital gains over capital losses) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income (i.e., net investment income and the excess of net short-term capital gain over net long-term capital loss) for the taxable year (the "Distribution Requirement"), and satisfies certain other requirements of the Code that are described below. Distributions by the Fund made during the taxable year or, under specified circumstances, within twelve months after the close of the taxable year, will be considered distributions of income and gains of the taxable year and can therefore satisfy the Distribution Requirement.

         In addition to satisfying the Distribution Requirement, a regulated investment company must (a) derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) and other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "Income Requirement"); and (b) derive less than 30% of its gross income (exclusive of certain gains on designated hedging transactions that are offset by realized or unrealized losses on offsetting positions) from the sale or other disposition of stock, securities or foreign currencies (or options, futures or forward contracts thereon) held for less than three months (the "Short-Short Gain Test"). However, foreign currency gains, including those derived from options, futures and forward contracts, will not be characterized as Short-Short Gain if they are directly related to the regulated investment company's principal business of investing in stock or securities (or options or futures thereon). Because of the Short-Short Gain Test, the Fund may have to limit the sale of appreciated securities that it has held for less than three months. However, the Short-Short Gain Test will not prevent the Fund from disposing of investments at a loss, since the recognition of a loss before the expiration of the three-month holding period is disregarded. Interest (including original issue discount) received by the Fund at maturity or upon the disposition of a security held for less than three months will not be treated as gross income derived from the sale or other disposition of a security within the meaning of the Short-Short Gain Test. However, any other income that is attributable to realized market appreciation will be treated as gross income from the sale or other disposition of securities for this purpose.

         In general, gain or loss recognized by the Fund on the disposition of an asset will be a capital gain or loss. However, gain recognized on the disposition of a debt obligation purchased by the Fund at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Fund held the debt obligation. In addition, under the rules of Code Section 988, gain or loss recognized on the disposition of a debt obligation denominated in a foreign currency or an option with respect thereto (but only to the extent attributable to changes in foreign currency exchange rates), and gain or loss recognized on the disposition of a foreign currency forward contract or of foreign currency itself, will generally be treated as ordinary income or loss.

         In general, for purposes of determining whether capital gain or loss recognized by the Fund on the disposition of an asset is long-term or short-term, the holding period of the asset may be affected if (a) the asset is used to close a "short sale" (which includes for certain purposes the acquisition of a put option) or is substantially identical to another asset so used, (b) the asset is otherwise held by the Fund as part of a "straddle" or
(c) the asset is stock and the Fund grants certain call options with respect thereto. However, for purposes of the Short-Short Gain Test, the holding period of the asset disposed of is reduced only in the case described in clause (a) above. In addition, the Fund may be required to defer the recognition of a loss on the disposition of an asset held as part of a straddle to the extent of any unrecognized gain on the offsetting position.

         Any gain recognized by the Fund on the lapse of, or any gain or loss recognized by the Fund from a closing transaction with respect to, an option written by the Fund will be treated as a short-term capital gain or loss. For purposes of the Short-Short Gain Test, the holding period of an option written by the Fund will commence on the date it is written and end on the date it lapses or the date a closing transaction is entered into. Accordingly, the Fund may be limited in its ability to write options which expire within three months and to enter into closing transactions at a gain within three months of the writing of options.

         Transactions that may be engaged in by the Fund (such as futures contracts and options on stock indexes and futures contracts) will be subject to special tax treatment as "Section 1256 contracts." Section 1256 contracts are treated as if they are sold for their fair market value on the last business day of the taxable year, regardless of whether a taxpayer's obligations (or rights) under such contracts have terminated (by delivery, exercise, entering into a closing transaction or otherwise) as of such date. The net amount of such gain or loss for the entire taxable year from transactions involving Section 1256 contracts (including gain or loss arising as a consequence of the year-end deemed sale of Section 1256 contracts) is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. The Fund may elect not to have this special tax treatment apply to
Section 1256 contracts that are part of a "mixed straddle" with other investments of the Fund that are not Section 1256 contracts. The Internal Revenue Service has held in several private rulings that gains arising from
Section 1256 contracts will be treated for purposes of the Short-Short Gain Test as being derived from securities held for not less than three months if the gains arise as a result of a constructive sale under Code Section 1256.

         In addition to satisfying the requirement described above, the Fund must satisfy an asset diversification test in order to qualify as a regulated investment company. Under this test, at the close of each quarter of the Fund's taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items, U.S. Government securities, securities of other regulated investment companies, and securities of other issuers (as to which the companies, and securities of other issuers, the Fund has not invested more than 5% of the value of the Fund's total assets in securities of such issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), or in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses.**

         If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable as ordinary dividends to the extent of such Fund's current and accumulated earnings and profits. Such distributions generally will be eligible for the dividends received deduction in the case of corporate shareholders.

EXCISE TAX ON REGULATED INVESTMENT COMPANIES

         A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to 98% of ordinary taxable income for the calendar year and 98% of capital gain net income for the one-year period ended on October 31 of such calendar year (or, at the election of a regulated investment company having a taxable year ending November 30 or December 31, for its taxable year (a "taxable year election")). The balance of such income must be distributed during the next calendar year. For the foregoing purposes, a regulated investment company is treated as having distributed any amount on which it is subject to income tax for any taxable year ending in such calendar year.

         For purposes of the excise tax, a regulated investment company shall
(a) reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year and (b) exclude foreign currency gains and losses incurred after October 31 of any year (or after the end of its taxable year if it has made a taxable year election) in determining the amount of ordinary taxable income for the current calendar year (and, instead, include such gains and losses in determining ordinary taxable income for the succeeding calendar year).

         The Fund intends to make sufficient distributions or deemed distributions of its ordinary taxable income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax. However, investors should note that the Fund may in certain circumstances be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability.

FUND DISTRIBUTIONS

         The Fund anticipates distributing substantially all of its investment company taxable income for each taxable year. Such distributions will be taxable to shareholders as ordinary income and treated as dividends for federal income tax purposes, but they will qualify for the 70% dividends received deduction for corporations only to the extent discussed below.

         The Fund may either retain or distribute to shareholders its net capital gain for each taxable year. The Fund currently intends to distribute any such amounts. If net capital gain is distributed and designated as a capital gain dividend, it will be taxable to shareholders as long-term capital gain, regardless of the length of time the shareholder has held his shares or whether such gain was recognized by the Fund prior to the date on which the shareholder acquired his shares. Conversely, if the Fund elects to retain its net capital gain, the Fund will be taxed thereon (except to the extent of any available capital loss carry forwards) at the 35% corporate tax rate. If the Fund elects to retain its net capital gain, it is expected that the Fund also will elect to have shareholders treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will be required to report its pro rata share of such gain on its tax return as long-term capital gain, will receive a refundable tax credit for its share of tax paid by the Fund on the gain, and will increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.

         Ordinary income dividends paid by the Fund with respect to a taxable year will qualify for the 70% dividends received deduction generally available to corporations (other than corporations, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax) to the extent of the amount of qualifying dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a qualifying dividend
(a) if it has been received with respect to any share of stock that the Fund has held for less than 46 days (91 days in the case of certain preferred stock), excluding for this purpose under the rules of Code Section 246(c)(3) and (4) (i) any day more than 45 days (or 90 days in the case of certain preferred stock) after the date on which the stock becomes ex-dividend and (ii) any period during which the Fund has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, has granted certain options to buy or has otherwise diminished its risk of loss by holding other positions with respect to, such (or substantially identical) stock; (b) to the extent that the Fund is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property; or (c) to the extent the stock on which the dividend is paid is treated as debt-financed under the rules of Code Section 246A. Moreover, the dividends received deduction for a corporate shareholder may be disallowed or reduced (a) if the corporate shareholder fails to satisfy the foregoing requirements with respect to its shares of the Fund or (b) by application of Code Section 246(b) which in general limits the dividends received deduction to 70% of the shareholder's taxable income (determined without regard to the dividends received deduction and certain other items).

         Alternative minimum tax ("AMT") is imposed in addition to, but only to the extent it exceeds, the regular tax and is computed at a maximum rate of 28% for non-corporate taxpayers and 20% for corporate taxpayers on the excess of the taxpayer's alternative minimum taxable income ("AMTI") over an exemption amount. In addition, under the Superfund Amendments and Reauthorization Act of 1986, a tax is imposed for taxable years beginning after 1986 and before 1996 at the rate of 0.12% on the excess of a corporate taxpayer's AMTI (determined without regard to the deduction for this tax and the AMT net operating loss deduction) over $2 million. The corporate dividends received deduction is not itself an item of tax preference that must be added back to taxable income or is otherwise disallowed in determining a corporation's AMTI. However, corporate shareholders will generally be required to take the full amount of any dividend received from the Fund into account (without a dividend received deduction) in determining their adjusted current earnings, which are used in computing an additional corporate preference item (i.e., 75% of the excess of a corporate taxpayer's adjusted current earnings over its AMTI (determined without regard to this item and the AMTI net operating loss deduction)) that is includable in AMTI.

         Investment income that may be received by the Fund from sources within foreign countries may be subject to foreign taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which entitle the Fund to a reduced rate of, or exemption from, taxes on such income. It is impossible to determine the effective rate of foreign tax in advance since the amount of any such Fund's assets to be invested in various countries is not known.

         Distributions by the Fund that do not constitute ordinary income dividends or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his shares; any excess will be treated as gain from the sale of his shares, as discussed below.

         Distributions by the Fund will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Fund (or of another Fund). Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date. In addition, if the net asset value at the time a shareholder purchases shares of the Fund reflects undistributed net investment income or recognized capital gain net income, or unrealized appreciation in the value of the assets of the Fund, distributions of such amounts will be taxable to the shareholder in the manner described above, although such distributions economically constitute a return of capital to the shareholder.

         Ordinarily, shareholders are required to take distributions by the Fund into account in the year in which the distributions are made. However, dividends declared in October, November or December of any year and payable to shareholders of record on a specified date in such a month will be deemed to have been received by the shareholders (and made by the Fund) on December 31 of such calendar year if such dividends are actually paid in January of the following year. Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year.

         The Fund will be required in certain cases to withhold and remit to the U.S. Treasury 31% of ordinary income dividends and capital gain dividends, and the proceeds of redemption of shares, paid to any shareholder (a) who has provided either an incorrect tax identification number or no number at all; (b) who is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly; or (c) who has failed to certify to the Fund that it is not subject to backup withholding or that it is a corporation or other "exempt recipient."

SALE OR REDEMPTION OF SHARES

         A shareholder will recognize gain or loss on the sale or redemption of shares of the Fund in an amount equal to the difference between the proceeds of the sale or redemption and the shareholder's adjusted tax basis in the shares. All or a portion of any loss so recognized may be disallowed if the shareholder purchases other shares of the Fund within 30 days before or after the sale or redemption. In general, any gain or loss arising from (or treated as arising from) the sale or redemption of shares of the Fund will be considered capital gain or loss and will be long-term capital gain or loss if the shares were held for longer than one year. However, any capital loss arising from the sale or redemption of shares held for six months or less will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received on such shares. For this purpose, the special holding period rules of Code
Section 246(c)(3) and (4) (discussed above in connection with the dividends received deduction for corporations) generally will apply in determining the holding period of shares. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum rate 11.6% lower than the maximum rate applicable to ordinary income. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a non-corporate taxpayer, $3,000 of ordinary income.

         If a shareholder (a) incurs a sales load in acquiring shares of the Fund, (b) disposes of such shares less then 91 days after they are acquired and
(c) subsequently acquires shares of the Fund or another Fund at a reduced sales load pursuant to a right to reinvest at such reduced sales load acquired in connection with the acquisition of the shares disposed of, then the sales load on the shares disposed of (to the extent of the reduction in the sales load on the shares subsequently acquired) shall not be taken into account in determining gain or loss on the shares disposed of, but shall be treated as incurred on the acquisition of the shares subsequently acquired.

FOREIGN SHAREHOLDERS

         Taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership ("foreign shareholder"), depends on whether the income from the Fund is "effectively connected" with a U.S. trade or business carried on by such shareholder. If the income from the Fund is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, dividends and distributions (other than capital gain dividends) will be subject to U.S. withholding tax at the rate of 30% (or lower treaty rate) upon the gross amount of the dividend. Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale of shares of the Fund, capital gain dividends and amounts retained by the Fund that are designated as undistributed capital gains.

         If the income from the Fund is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then ordinary income dividends, capital gain dividends and any gains realized upon the sale of shares of the Fund will be subject to U.S. federal income tax at the rates applicable to U.S. citizens or domestic corporations.

         In the case of foreign non-corporate shareholders, the Fund may be required to withhold U.S. federal income tax at a rate of 31% on distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless such shareholders furnish the Fund with proper notification of their foreign status.

         The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of foreign taxes.

EFFECT OF FUTURE LEGISLATION; LOCAL TAX CONSIDERATIONS

         The foregoing general discussion of U.S. federal income tax consequences is based on the Code and the regulations issued thereunder as in effect on the date of this Statement of Additional Information. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein.

         Rules of state and local taxation for ordinary income dividends and capital gain dividends from regulated investment companies often differ from the rules for U.S. federal income taxation described above. Shareholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules affecting investment in the Fund.


                           MISCELLANEOUS INFORMATION

SHAREHOLDER INQUIRIES

         The Transfer Agent may impose certain copying charges for requests for copies of shareholder account statements and other historical account information older than the current year and the immediately preceding year.

AUDIT REPORTS

         The Board of Directors will issue semi-annual reports of the transactions of the Fund to the shareholders. Financial statements, audited by independent auditors, will be issued annually.

LEGAL MATTERS

         Legal matters for the Company have been passed upon by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania.

CUSTODIAN AND TRANSFER AGENT

         State Street Bank and Trust Company (the "Custodian"), 225 Franklin Street, Boston, Massachusetts 02110, is custodian of all securities and cash of the Fund. The custodian attends to the collection of principal and income, pays and collects all monies for securities bought and sold by the Fund and performs certain other ministerial duties. A I M Fund Services, Inc. (the "Transfer Agent"), acts as transfer and dividend disbursing agent for the Fund. These services do not include any supervisory function over management or provide any protection against any possible depreciation of assets. The Fund pays the Custodian and the Transfer Agent such compensation as may be agreed upon from time to time.

         Texas Commerce Bank National Association, P. O. Box 2558, Houston, Texas 77252-8084, serves as Sub-Custodian for retail purchases of the AIM Funds.

         Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") has entered into an agreement with the Company (and certain other AIM Funds), the Transfer Agent and Financial Data Services, Inc., pursuant to which MLPF&S has agreed to perform certain shareholder sub-accounting services for its customers who beneficially own shares of the Fund.

PRINCIPAL HOLDERS OF SECURITIES

         A I M Advisors, Inc. provided the initial capitalization of the Fund, which was nominal, and as of December 29, 1995, it owned all of the outstanding shares of stock of the Fund. Upon consummation of the Transaction, it is anticipated that AIM will own less than 1% of the stock of the Fund, if any.

OTHER INFORMATION

         The Proxy Statement/Prospectus and this Statement of Additional Information omit certain information contained in the Registration Statement which the Company has filed with the SEC under the Securities Act of 1933 and reference is hereby made to the Registration Statement for further information with respect to the Fund and the securities offered hereby. The Registration Statement is available for inspection by the public at the SEC in Washington, D.C.

                                    APPENDIX

                    DESCRIPTION OF COMMERCIAL PAPER RATINGS

STANDARD & POOR'S

         Commercial paper rated by Standard & Poor's Corporation has the following characteristics: Liquidity ratios are adequate to meet cash requirements. Long-term senior debt is rated "A" or better. The issuer has access to at least two additional channels of borrowing. Basic earnings and cash flow have an upward trend with allowance made for unusual circumstances. Typically, the issuer's industry is well-established, and the issuer has a strong position within the industry. The reliability and quality of management are unquestioned. The relative strength or weakness of the above factors determines whether the issuer's Commercial Paper is rated A-1 or A-2. A-1 indicates the degree of safety regarding time of payment is very strong. A-2 indicates that the capacity for timely payment is strong, but that the relative degree of safety is not as overwhelming as for issues designated A-1.

MOODY'S

         Prime-1 and Prime-2 are the two highest commercial paper ratings assigned by Moody's Investors Service, Inc. Among the factors considered by Moody's in assigning ratings are the following: (a) evaluation of the management of the issuer; (b) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (c) evaluation of the issuer's products in relation to competition and customer acceptance; (d) liquidity; (e) amount and quality of long-term debt; (f) trend of earnings over a period of ten years; (g) financial strength of a parent company and the relationships which exist with the issuer; and (h) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. Relative strength or weakness of the above factors determines whether the issuer's commercial paper is rated Prime-1 or Prime-2.

                     DESCRIPTION OF CORPORATE BOND RATINGS

STANDARD & POOR'S

         AAA -- Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

         AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

MOODY'S

         Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as "high-grade bonds." They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

                              FINANCIAL STATEMENTS

Financial Data


     Set forth below is certain audited financial information for the BCD Fund as, at and for the year ended September 30, 1995.

Pro Forma Effects of the Transaction

     For the reasons set forth herein, no pro forma financial statements are provided. Pro forma financial statements would combine the historical financial position and results of operations had the Transaction occurred at the beginning of the fiscal period. Under the terms of the Agreement, substantially all of the assets of the BCD Fund will be transferred to Capital Development, a shell portfolio consisting of zero assets. As a result, the assets of the BCD Fund will represent 100% of the assets of the combined entity.

     The pro forma effect of this combination had the transaction occurred September 30, 1995, would be an increase in the advisory and distribution fees and a reduction of administrative fees. See "Synopsis - Comparison of Capital Development and the BCD Fund" in the Proxy Statement/Prospectus. However, under the terms of the Transaction, AIM will waive fees to the extent they exceed the expense level of the BCD Fund for the year ended September 30, 1995, and therefore there would be no net effect on the results of operations and no adjustments to the financial position on pro forma financial statements. The audited financial information presented for the BCD Fund as, at and for the year ended September 30, 1995, adequately reflect the results of the business combination.

                                 BAIRD CAPITAL
                                DEVELOPMENT FUND

                                     ANNUAL
                                     REPORT
                               SEPTEMBER 30, 1995
(Baird Logo)

REPORT OF INDEPENDENT ACCOUNTANTS
100 East Wisconsin Avenue
Suite 1500
Milwaukee, WI 53202

(Price Waterhouse Logo)

To the Shareholders and Board of Directors of Baird Capital Development Fund, Inc.

 In our opinion, the accompanying statement of net assets and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Baird Capital Development Fund, Inc. (the ''Fund'') at September 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 1995 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.

 /s/ Price Waterhouse LLP

October 25, 1995

BAIRD CAPITAL DEVELOPMENT FUND, INC.
STATEMENT OF NET ASSETS
September 30, 1995

LONG-TERM INVESTMENTS 82.4% (a)<F2>

                                                                                                        Quoted
Shares                                                                          Cost                  Market Value
-------                                                                      ----------               ------------
                 COMMON STOCKS - 77.3% (a)<F2>
                 BANKS/SAVINGS & LOANS - 2.0%
 46,500          Marshall & Ilsley Corp.                                     $  582,430               $1,168,312

                 COMPUTERS - 2.0%
 45,000          Stratus Computer, Inc.*<F1>                                  1,403,475                1,181,250

                 CONSUMER PRODUCTS - DURABLES - 4.8%
 40,000          Harley-Davidson, Inc.                                          265,750                  975,000
 65,000          Juno Lighting, Inc.                                            731,000                  991,250
 30,000          Kimball International, Inc. Cl B                               778,379                  840,000
                                                                             ----------               ----------
                                                                              1,775,129                2,806,250
                 CONSUMER PRODUCTS - NON-DURABLES - 1.2%
 28,000          Newell Co.                                                     500,150                  693,000

                 ENERGY/ENERGY SERVICES - 1.6%
 25,000          Burlington Resources Inc.                                      974,125                  968,750

                 FOOD & BEVERAGES - 1.5%
 25,000          Universal Foods Corp.                                          782,860                  871,875

                 HEALTH INDUSTRIES - 11.4%
 90,000          Biomet, Inc.*<F1>                                            1,006,875                1,552,500
 35,000          Dentsply International Inc.                                  1,133,750                1,207,500
 10,000          Haemonetics Corp.*<F1>                                         220,800                  230,000
 30,000          Sofamor/Danek Group, Inc.*<F1>                                 480,950                  832,500
 20,000          St. Jude Medical, Inc.*<F1>                                    751,500                1,265,000
 40,000          Sybron International Corp.*<F1>                                998,860                1,610,000
                                                                             ----------               ----------
                                                                              4,592,735                6,697,500
                 INDUSTRIAL SERVICES - 1.9%
 13,800          Bandag, Inc.                                                   731,120                  729,675
  7,400          Bandag, Inc. Cl A                                              319,428                  360,750
                                                                             ----------               ----------
                                                                              1,050,548                1,090,425
                 INSURANCE - 5.2%
 10,000          Poe & Brown, Inc.                                              246,250                  245,000
 30,000          Progressive Corp. (Ohio)                                     1,065,210                1,342,500
 35,000          Providian Corp.                                                809,870                1,452,500
                                                                             ----------               ----------
                                                                              2,121,330                3,040,000
                 LEISURE/RESTAURANTS - 4.9%
 97,600          Brinker International, Inc.*<F1>                             1,699,528                1,451,800
181,200          Ryan's Family Steak Houses, Inc.*<F1>                        1,367,125                1,426,950
                                                                             ----------               ----------
                                                                              3,066,653                2,878,750
                 MACHINERY/TOOLS - 1.4%
 24,000          Harnischfeger Industries, Inc.                                 599,200                  801,000
                 MISCELLANEOUS-BUSINESS SERVICES - 1.3%
 28,500          G & K Services, Inc.                                           281,625                  662,625
  5,000          On Assignment, Inc.*<F1>                                        81,650                  126,875
                                                                             ----------               ----------
                                                                                363,275                  789,500

                 MISCELLANEOUS-CONSUMER MANUFACTURING - 2.3%
 20,000          Lancaster Colony Corp.                                         612,500                  680,000
 35,000          LSI Industries Inc.                                            372,350                  682,500
                                                                             ----------               ----------
                                                                                984,850                1,362,500

                 MISCELLANEOUS-FINANCE - 2.3%
 13,000          Federal National Mortgage Association                          677,710                1,345,500

                 PAPER/PACKAGING - 2.5%
 18,800          Liqui-Box Corp.                                                652,255                  556,950
 38,500          Wausau Paper Mills Co.                                         717,199                  933,625
                                                                             ----------               ----------
                                                                              1,369,454                1,490,575
                 POLLUTION CONTROL - 2.4%
 40,000          Browning-Ferris Industries, Inc.                             1,206,207                1,215,000
 25,000          Harding Associates, Inc.*<F1>                                  355,250                  171,875
                                                                             ----------               ----------
                                                                              1,561,457                1,386,875
                 PRINTING/PUBLISHING/FORMS - 2.3%
 17,500          Banta Corp.                                                    562,250                  735,250
 27,000          CCH INC. Cl B                                                  556,875                  600,750
                                                                             ----------               ----------
                                                                              1,119,125                1,336,000
                 PRODUCER MANUFACTURING - 5.7%
 70,000          Pall Corp.                                                   1,102,096                1,627,500
 24,200          Regal-Beloit Corp.                                             166,980                  450,725
 50,000          Watts Industries, Inc.                                       1,108,676                1,243,750
                                                                             ----------               ----------
                                                                              2,377,752                3,321,975
                 RETAIL TRADE - 9.3%
 90,000          Casey's General Stores, Inc.                                   844,375                2,036,250
 60,000          Elek-Tek, Inc.*<F1>                                            764,375                  285,000
115,000          Family Dollar Stores, Inc.                                   1,593,200                2,185,000
 60,000          Mac Frugal's Bargains o Close-outs Inc.*<F1>                 1,016,230                  945,000
                                                                             ----------               ----------
                                                                              4,218,180                5,451,250
                 SOFTWARE/SERVICE - 11.3%
 15,000          Compuware Corp.*<F1>                                           607,500                  330,000
 80,000          Mentor Graphics Corp.*<F1>                                     802,500                1,670,000
 45,000          Policy Management Systems Corp.*<F1>                         1,446,368                2,306,250
 80,000          SunGard Data Systems Inc.*<F1>                                 708,605                2,340,000
                                                                             ----------               ----------
                                                                              3,564,973                6,646,250
                 WARRANTS- 0.0%
    790          Windmere Warrants, 01/19/98*<F1>                                     0                        0
                                                                             ----------               ----------
                 Total common stocks                                         33,685,411               45,327,537

                 U.S. TREASURY NOTES - 5.1% (a)<F2>
$3,000,000       U.S. Treasury Notes, 4.375%, due 8/15/96                     3,019,218                2,965,314
                                                                             ----------               ----------
                 Total long-term investments                                 36,704,629               48,292,851

                 SHORT-TERM INVESTMENTS 17.6% (a)<F2>

                 VARIABLE RATE DEMAND NOTES
$2,665,000       General Mills, Inc.                                         $2,665,000               $2,665,000
 2,850,000       Pitney Bowes Credit Corp.                                    2,850,000                2,850,000
 1,998,440       Sara Lee Corp.                                               1,998,440                1,998,440
 2,830,000       Wisconsin Electric Power Co.                                 2,830,000                2,830,000
                                                                             ----------               ----------
                 Total short-term investments                                10,343,440               10,343,440
                                                                             ----------               ----------
                 Total investments                                          $47,048,069               58,636,291
                                                                             ==========

                 Cash and receivables, less
                 liabilities - 0.0% (a)<F2>                                                                9,433
                                                                                                      ----------
                 NET ASSETS                                                                          $58,645,724
                                                                                                      ==========

                 Net Asset Value Per Share
                 ($0.01 par value 20,000,000
                 shares authorized), redemption price
                 ($58,645,724 divided by 2,234,499
                 shares outstanding)                                                                    $  26.25
                                                                                                      ==========

                 Maximum Offering Price Per Share
                 (net asset value plus 6.10% of the net
                 asset value or 5.75% of the offering
                 price calculated as $26.25 x 100 divided by 94.25)                                     $  27.85
                                                                                                      ==========

*<F1>Non-income producing security.
(a)<F2>Percentages for the various classifications relate to net assets.

The accompanying notes to financial statements are an integral part of this statement.

STATEMENT OF OPERATIONS
For the Year Ended September 30, 1995
INCOME:
  Dividends                                                                                            $ 444,201
  Interest                                                                                               451,181
                                                                                                      ----------

  Total income                                                                                           895,382
                                                                                                      ----------

EXPENSES:
  Management fees - Adviser                                                                              225,719
  Management fees - Sub-Adviser                                                                          179,231
  Distributor fees                                                                                       148,437
  Transfer agent fees                                                                                     56,552
  Administrative services                                                                                 42,361
  Printing and postage expense                                                                            32,315
  Professional fees                                                                                       18,196
  Custodian fees                                                                                          12,824
  Registration fees                                                                                        8,937
  Other expenses                                                                                          11,193
                                                                                                      ----------
  Total expenses                                                                                         735,765
                                                                                                      ----------

NET INVESTMENT INCOME                                                                                    159,617
                                                                                                      ----------
NET REALIZED GAIN ON INVESTMENTS                                                                       5,612,531
NET INCREASE IN UNREALIZED APPRECIATION ON INVESTMENTS                                                 3,054,593
                                                                                                      ----------
NET GAIN ON INVESTMENTS                                                                                8,667,124
                                                                                                      ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                                                  $8,826,741
                                                                                                      ==========

The accompanying notes to financial statements are an integral part of this statement.

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended September 30, 1995 and 1994
                                                                                1995                     1994
                                                                             ----------               ----------
OPERATIONS:
  Net investment income                                                      $  159,617                $  91,703
  Net realized gain on investments                                            5,612,531                3,025,462
  Net increase (decrease) in unrealized
    appreciation on investments                                               3,054,593               (1,246,508)
                                                                             ----------               ----------

  Net increase in net assets resulting
    from operations                                                           8,826,741                1,870,657
                                                                             ----------               ----------

DISTRIBUTIONS TO SHAREHOLDERS:
  Distributions from net investment income
    ($0.02490 and $0.04375 per share, respectively)                             (56,619)                (100,460)
Distributions from net realized gains
    ($1.1155 and $0.5313 per share, respectively)                            (2,536,513)              (1,221,249)
                                                                             ----------               ----------
  Total distributions                                                        (2,593,132)**<F4>        (1,321,709)*<F3>
                                                                             ----------               ----------

FUND SHARE ACTIVITIES:
  Proceeds from shares issued
    (195,408 and 395,526 shares, respectively)                                4,530,286                9,199,212
  Net asset value of shares issued in distributions
    (57,724 and 30,019 shares, respectively)                                  1,286,104                  692,008
  Cost of shares redeemed (304,827
    and 381,575 shares, respectively)                                        (7,211,431)              (8,802,392)
                                                                             ----------               ----------
  Net (decrease) increase in net assets
    derived from Fund share activities                                       (1,395,041)               1,088,828
                                                                             ----------               ----------
  TOTAL INCREASE                                                              4,838,568                1,637,776
NET ASSETS AT THE BEGINNING OF THE YEAR                                      53,807,156               52,169,380
                                                                             ----------               ----------

NET ASSETS AT THE END OF THE YEAR
  (including undistributed net investment income
  of $159,464 and $56,574, respectively)                                    $58,645,724              $53,807,156
                                                                             ==========               ==========

*<F3>Total distributions include $997,958 of ordinary income, of which 57% is eligible for the corporate dividends received deduction.
**<F4>Total distributions include $136,886 of ordinary income, of which 72% is eligible for the corporate dividends received deduction.

The accompanying notes to financial statements are an integral part of this statement.

FINANCIAL HIGHLIGHTS
(Selected Data for each share of the Fund outstanding throughout each year)


                                       -----------------------------------------------------------------------------
                                                                YEARS ENDED SEPTEMBER 30,

                                       -----------------------------------------------------------------------------
                                       1995    1994    1993    1992    1991    1990    1989    1988    1987    1986
                                       -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
PER SHARE OPERATING
  PERFORMANCE:
Net asset value,
  beginning of year                   $23.54  $23.27  $21.67  $21.35  $15.38  $19.16  $14.81  $18.50  $15.44  $13.33
Income from investment
  operations:
  Net investment
    income (loss)                       0.07    0.04    0.04    0.11    0.13    0.19    0.14   (0.03)  (0.04)  (0.12)
Net realized and
    unrealized gains (losses)
    on investments**<F6>                3.78    0.80    3.54    2.17    6.77   (3.86)   4.21   (2.54)   3.19    4.28
                                      ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Total from investment
  operations                            3.85    0.84    3.58    2.28    6.90   (3.67)   4.35   (2.57)   3.15    4.16
Less distributions:
  Dividends from net
    investment income                  (0.02)  (0.04)  (0.08)  (0.10)  (0.20)  (0.11)      -       -       -       -
Distributions from net
    realized gains                     (1.12)  (0.53)  (1.90)  (1.86)  (0.73)      -       -   (1.12)  (0.09)  (2.05)
                                      ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Total from distributions               (1.14)  (0.57)  (1.98)  (1.96)  (0.93)  (0.11)      -   (1.12)  (0.09)  (2.05)
                                      ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
Net asset value,
  end of year                         $26.25  $23.54  $23.27  $21.67  $21.35  $15.38  $19.16  $14.81  $18.50  $15.44
                                      ======  ======  ======  ======  ======  ======  ======  ======  ======  ======
TOTAL INVESTMENT
  RETURN***<F7>                         17.2%    3.7%   17.9%   11.6%   47.8%  (19.3%)  29.4%  (12.8%)  20.6%   35.8%

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of
    year (in 000's $)                 58,646  53,807  52,169  38,236  26,713  18,454  21,372  18,868  23,052  10,233
  Ratio of expenses to
    average net assets*<F5>              1.3%    1.4%    1.4%    1.6%    1.7%    1.7%    1.7%    2.3%    2.5%    2.1%
  Ratio of net investment
    income (loss) to
    average net assets                   0.3%    0.2%    0.2%    0.5%    0.7%    1.1%    0.3%   (0.6%)  (0.4%)  (0.5%)
  Portfolio turnover rate               20.4%   29.5%   25.2%   47.7%   64.1%   63.8%   50.5%   55.6%   80.1%   41.9%

 *<F5>Includes a maximum 1% distribution fee through December 12, 1985, a maximum .75% distribution fee from June 21, 1986 through September 30, 1988 and a maximum .45% distribution fee beginning October 1, 1988.
**<F6>On a per share basis this amount may not agree with the net realized and unrealized gains (losses) experienced on the portfolio securities for the period because of the timing of sales and repurchases of the Fund's shares in relation to fluctuating market values of the portfolio
***<F7>Total return does not include the sales load.

The accompanying notes to financial statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
September 30, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - The following is a summary of significant accounting policies of the Baird Capital Development Fund, Inc. (the ''Fund''), which is registered under the Investment Company Act of 1940. The Fund was incorporated under the laws of Wisconsin on February 21, 1984.

(a) Each security, excluding short-term investments, is valued at the last sale price reported by the principal security exchange on which the issue is traded, or if no sale is reported, the latest bid price. Securities which are traded over-the-counter are valued at the latest bid price. Securities for which quotations are not readily available are valued at fair value as determined by the investment adviser under the supervision of the Board of Directors. Short-term investments are valued at amortized cost which approximates quoted market value. Investment transactions are recorded no later than the first business day after the trade date. Cost amounts, as reported on the statement of net assets, are the same for Federal income tax purposes.

(b) Net realized gains and losses on common stock are computed on the basis of the cost of specific certificates.

(c) Provision has not been made for Federal income taxes since the Fund has elected to be taxed as a ''regulated investment company'' and intends to distribute substantially all income to its shareholders and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies.

(d) Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(e) The Fund has significant investments in short-term variable rate demand notes, which are unsecured instruments. The Fund may be susceptible to credit risk with respect to these notes to the extent the issuer defaults on its payment obligation. The Fund's policy is to monitor the creditworthiness of the issuer and does not anticipate nonperformance by these counterparties.

(f) Generally accepted accounting principles require that permanent financial reporting and tax differences be reclassified to capital stock.

(2) INVESTMENT ADVISER AND MANAGEMENT AGREEMENT AND TRANSACTIONS WITH RELATED PARTIES - The Fund has a management agreement with Fiduciary Management, Inc. (''FMI''), to serve as investment adviser and manager. Under the terms of the agreement, the Fund will pay FMI a monthly management fee at the annual rate of 0.4125% of the daily net assets of the Fund. The Fund has an administrative agreement with FMI to supervise all aspects of the Fund's operations except those performed by FMI pursuant to the management agreement. Under the terms of the agreement, the Fund will pay FMI a monthly administrative fee at the annual rate of 0.1% of the daily net assets up to and including $30,000,000 and 0.05% of the daily net assets of the Fund in excess of $30,000,000.

The Fund has a sub-advisory agreement with Robert W. Baird & Co. Incorporated (''RWB''), with whom certain officers and directors of the Fund are affiliated, to serve as the sub-advisor. Under the terms of the agreement, the Fund will pay RWB a monthly sub-advisory fee at the annual rate of 0.3275% of the daily net assets of the Fund.

The Fund has adopted a Distribution Plan (the ''Plan''), pursuant to Rule 12b-1 under the Investment Company Act of 1940, with RWB. The Plan provides that the Fund may incur certain costs which may not exceed the lesser of a monthly amount equal to 0.45% per year of the Fund's daily net assets or the actual distribution costs incurred by RWB during the year. Amounts paid under the Plan are paid monthly to RWB for any activities or expenses primarily intended to result in the sale of shares of the Fund.

During the year ended September 30, 1995, the Fund was advised that RWB received $97,202 from investors representing commissions on sales of Fund shares and $21,221 from the Fund for brokerage fees on the execution of purchases and sales of portfolio securities.

(3) DISTRIBUTION TO SHAREHOLDERS - Net investment income and net realized gains are distributed to shareholders. On October 25, 1995, a dividend from net investment income of $159,464 ($0.0723 per share) was declared. In addition, the Fund distributed $5,612,454 ($2.5432 per share) from net long-term realized gains. The distributions will be paid on October 26, 1995 to shareholders of record on October 24, 1995. The percentage of ordinary income which is eligible for the corporate dividends received deduction for this income distribution is 100%.

(4) INVESTMENT TRANSACTIONS - For the year ended September 30, 1995, purchases and proceeds of sales of investment securities (excluding short-term securities) were $10,030,374 and $20,210,990, respectively.

(5) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES - As of September 30, 1995, liabilities of the Fund included the following:

      Payable to shareholders for redemptions                       $91,302
      Payable to FMI and RWB for management,
        service and distribution fees                                51,861
      Other liabilities                                              10,835

(6) SOURCES OF NET ASSETS - As of September 30, 1995, the sources of net assets were as follows:

      Fund shares issued and outstanding                        $41,285,584
      Net unrealized appreciation on investments                 11,588,222
      Accumulated net realized gains on investments               5,612,454
      Undistributed net investment income                           159,464
                                                                -----------
                                                                $58,645,724
                                                                ===========

Aggregate net unrealized appreciation as of September 30, 1995, consisted of the following:

      Aggregate gross unrealized appreciation                   $13,226,934
      Aggregate gross unrealized depreciation                    (1,638,712)
                                                                -----------
      Net unrealized appreciation                               $11,588,222
                                                                ===========

[Baird Logo]

A NORTHWESTERN                                          BAIRD CAPITAL
MUTUAL COMPANY                                        DEVELOPMENT FUND
Robert W. Baird & Co. Incorporated
777 E. Wisconsin Avenue, Milwaukee, WI 53202                ANNUAL
Phone 414 765-3500. Toll Free 1-800-RW-BAIRD                REPORT
Copyright 1995 Robert W. Baird & Co. Incorporated
                                                      SEPTEMBER 30, 1995

                                                         [BAIRD LOGO]

                             AIM EQUITY FUNDS, INC.

                      REGISTRATION STATEMENT ON FORM N-14
                                     PART C


            ITEM 15:  Indemnification

            Maryland law permits the Charter of a Maryland corporation to provide for the indemnification of officers and directors. AEF's Charter provides that directors and officers of AEF shall not be liable to AEF or its shareholders for damages for any act or omission or any conduct whatsoever in their capacity as directors or officers, except for liability to the corporation or shareholders due to willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. AEF's Charter provides for the indemnification of directors and officers to the fullest extent of Maryland law. Maryland law provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that: (1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty; or (2) the director actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Maryland law provides for the indemnification of officers to the same extent as director's.

            Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy and will be governed by the final adjudication of such issue.

            The Registrant has obtained insurance coverage for its officers and directors under a joint Mutual Fund and Investment Advisory Professional Directors and Officers Liability Policy, issued by ICI Mutual Insurance Company, with a $15,000,000 limit of liability.

            ITEM 16:  Exhibits

(1) (a)     -      Form of Articles Supplementary as filed with the State of
                   Maryland on December 29, 1995 was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29,
                   1995 and is hereby incorporated by reference.

    (b)     -      Articles Supplementary, as filed with the State of Maryland on June 5, 1995 was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (c)     -      Articles of Amendment, as filed with the State of Maryland on June 5, 1995, was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995, and is hereby incorporated by reference.

    (d)     -      Articles Supplementary, as filed with the State of Maryland on October 8, 1993, was filed as an Exhibit to Post-Effective Amendment No. 43 on February 28, 1994 and was filed electronically as an Exhibit to Post-Effective
                   Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (e)     -      Articles Supplementary, as filed with the State of Maryland on December 23, 1991, was filed as an Exhibit to Post-Effective Amendment No. 40 on February 26, 1992, and was filed electronically as an Exhibit to Post-Effective
                   Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (f)     -      Articles Supplementary, as filed with the State of Maryland on March 27, 1991, was filed as an Exhibit to Post-Effective Amendment No. 40 on February 26, 1992 and was filed electronically as an Exhibit to Post-Effective
                   Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (g)     -      Articles of Incorporation of Registrant, as filed with the
                   State of Maryland on May 20, 1988, were filed as an Exhibit to Post-Effective Amendment No. 34 on June 13, 1988 and were filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and are hereby incorporated by reference.

(2) (a)     -      Second Amendment, dated September 28, 1994, to Amended and
                   Restated By-Laws was filed as an Exhibit to Post-Effective
                   Amendment No. 44 on February 24, 1995, and is hereby incorporated by reference.

    (b)     -      First Amendment, dated April 22, 1991, to Amended and
                   Restated By-Laws was filed as an Exhibit to Post-Effective
                   Amendment No. 40 on February 26, 1992, and is hereby incorporated by reference.

    (c)     -      Amended and Restated By-Laws of the Registrant were filed as an Exhibit to Post-Effective Amendment No. 37 on February
                   28, 1990, and are hereby incorporated by reference.


(3)         -      Voting Trust Agreements - None.

(4)         -      Form of Agreement and Plan of Reorganization between
                   Registrant and Baird Capital Development Fund, Inc. is included in this Registration Statement as Appendix II to the Combined Proxy Statement and Prospectus.

(5) (a)     -      Form of specimen certificate of shares of the Registrant's
                   AIM Capital Development Fund is hereby filed electronically.

    (b)     -      Forms of specimen certificates for shares of common stock of
                   Registrant's AIM Aggressive Growth Fund and the Retail
                   Classes were filed as an Exhibit to Post-Effective Amendment
                   No. 44 on February 24, 1995, and are hereby incorporated by reference.

    (c)     -      Forms of specimen certificates for shares of common stock of
                   Registrant's Institutional Classes were filed as an Exhibit to Post-Effective Amendment No. 39 on March 1, 1991, and are hereby incorporated by reference.


(6) (a)     -      (1)  Form of Amendment No. 2 to the Master Investment
                   Advisory Agreement, dated October 18, 1993, between
                   Registrant and A I M Advisors, Inc., is hereby filed electronically.

                   (2)  Amendment No. 1, dated November 14, 1994, to the
                   Master Investment Advisory Agreement, dated October 18, 1993, between Registrant and A I M Advisors, Inc. was filed as an Exhibit to Post-Effective Amendment No. 44 on
                   February 24, 1995 and was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

                   (3) Master Investment Advisory Agreement, dated October 18, 1993, between Registrant and A I M Advisors, Inc., was filed as an Exhibit to Post-Effective Amendment No. 43 on
                   February 28, 1994 and was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (b) (1) Master Sub-Advisory Agreement, dated October 18, 1993, between Registrant, A I M Advisors, Inc. and A I M Capital Management, Inc., was filed as an Exhibit to Post-Effective Amendment No. 43 on February 28, 1994, and is hereby incorporated by reference.


(7) (a)     -      Master Distribution Agreement, dated June 14, 1995, between
                   Registrant (on behalf of the Portfolio's Class B shares) and A I M Distributors, Inc. was filed as an Exhibit to
                   Post-Effective Amendment No. 47 on December 29, 1995 electronically and is hereby incorporated by reference.

    (b)     -      Master Distribution Agreement, dated October 18, 1993,
                   between Registrant and Fund Management Company, was filed as an Exhibit to Post-Effective Amendment No. 43 on February
                   28, 1994, and is hereby incorporated by reference.

    (c)     -      Form of Amendment No. 1 to the Master Distribution
                   Agreement, dated October 18, 1993, between Registrant and
                   A I M Distributors, Inc. is hereby filed electronically.

    (d)     -      Master Distribution Agreement, dated October 18, 1993,
                   between Registrant and A I M Distributors, Inc. was filed as an Exhibit to Post-Effective Amendment No. 43 on February
                   28, 1994 and was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

(8) (a)     -      Retirement Plan for Registrant's Non-Affiliated Directors
                   was filed as an Exhibit to Post-Effective Amendment No. 44 on February 24, 1995, and is hereby incorporated by reference.

    (b)     -      Form of Deferred Compensation Agreement for Registrant's
                   Non-Affiliated Directors was filed as an Exhibit to Post-Effective Amendment No. 44 on February 24, 1995, and is hereby incorporated by reference.

(9)(a)      -      (1) Amendment No. 2, dated September 19, 1995, to the
                   Custodian Contract, dated October 1, 1992, between
                   Registrant and State Street Bank and Trust Company was filed electronically as an Exhibit to Post-Effective Amendment No.
                   47 and is hereby incorporated by reference.

                   (2) Amendment No. 1, dated October 15, 1993, to the Custodian Contract, dated October 1, 1992, between Registrant and State Street Bank and Trust Company was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

                   (3) Custodian Contract, dated October 1, 1992, between Registrant and State Street Bank and Trust Company, was filed as an Exhibit to Post-Effective Amendment No. 41 on February 26, 1993 and was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (b)     -      Subcustodian Agreement, dated September 9, 1994, between
                   Registrant, Texas Commerce Bank National Association, State
                   Street Bank and Trust Company and A I M Fund Services, Inc., was filed as an Exhibit to Post-Effective Amendment No. 44 on February 24, 1995, and is hereby incorporated by reference.

(10)(a)     -      (1) Form of Amendment No. 1 to the Amended Master
                   Distribution Plan dated September 27, 1993, as amended, is hereby filed electronically.

                   (2) Registrants Amended Master Distribution Plan for Retail Classes and AIM Aggressive Growth Fund, dated September
                   27, 1993, as amended March 8, 1994 and September 10, 1994, was filed as an Exhibit to Post-Effective Amendment No. 44 on February 24, 1995 and was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995, and is hereby incorporated by reference.

                   (3) Registrant's Master Distribution Plan for the Class B shares of AIM Charter Fund and AIM Weingarten Fund, dated June 14, 1995 was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (b)     -      (1)  Form of Shareholder Service Agreement to be used in
                   connection with Registrant's Master 12b-1 Plan is hereby filed electronically.

                   (2) Form of Shareholder Service Agreement to be used in connection with Registrant's Master 12b-1 Plan was filed as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 electronically, and is hereby incorporated by reference.

    (c)     -      (1) Form of Bank Shareholder Service Agreement to be used in connection with Registrant's Master 12b-1 Plan is hereby filed electronically.

                   (2) Form of Bank Shareholder Service Agreement to be used in connection with Registrant's 12b-1 Plan was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (d)     -      Form of Variable Group Annuity Contractholder Service
                   Agreement to be used in connection with Registrant's Master
                   12b-1 Plan was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (e)     -      (1) Form of Service Agreement for Certain Retirement Plans
                   for Retail Classes to be used in connection with Registrant's Master 12b-1 Plan is hereby filed electronically.

                   (2) Form of Service Agreement for Certain Retirement Plans (for Retail Classes) to be used in connection with Registrant's Master 12b-1 Plan was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

                   (3) Form of Service Agreement for Certain Retirement Plans (for Institutional Classes) to be used in connection with Registrant's Master 12b-1 Plan was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

    (f)     -      (1) Forms of Bank Trust Department Agreements to be used in connection with Registrant's Master 12b-1 Plan is hereby filed electronically.

                   (2) Forms of Bank Trust Department Agreements to be used in connection with Registrant's Master 12b-1 Plan was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

(11)        -      Opinion of Ballard Spahr Andrews & Ingersoll and consent to its use is hereby filed electronically.

(12)        -      Opinion of Ballard Spahr Andrews & Ingersoll and consent to its use is hereby filed electronically.

(13)(a)     -      (1) Transfer Agency and Service Agreement, dated July 1,
                   1995, between Registrant and A I M Institutional Fund
                   Services, Inc. was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995 and is hereby incorporated by reference.

                   (2) Transfer Agency and Service Agreement, dated November 1, 1994, between Registrant and A I M Fund Services, Inc. was filed as an Exhibit to Post-Effective Amendment No. 44 on February 24, 1995, and is hereby incorporated by reference.

    (b)     -      (1) Remote Access and Related Services Agreement, dated
                   December 23, 1994, between Registrant and The Shareholder
                   Services Group, Inc. was filed as an Exhibit to Post-Effective Amendment No. 44 on February 24, 1995, and is hereby incorporated by reference.

                   (2) Shareholder Sub-Accounting Services Agreement between the Registrant, The Shareholder Services Group, Inc., Financial Data Services Inc. and Merrill Lynch, Pierce,

                   Fenner & Smith Inc., dated July 1, 1990, was filed as an Exhibit to Post-Effective Amendment No. 40 on February 26, 1992, and is hereby incorporated by reference.

    (c)     -      (1) Agreement and Plan of Merger, dated September 30, 1988, was filed as an Exhibit to Post-Effective Amendment No. 35 on September 30, 1988, and is hereby incorporated by reference.

                   (2) Articles of Merger, dated September 30, 1988, was filed as an Exhibit to Post-Effective Amendment No. 35 on September 30, 1988, and is hereby incorporated by reference.

    (d)     -      (1) Form of Amendment No. 1 to the Master Administrative
                   Services Agreement, dated October 18, 1993, between
                   Registrant and A I M Advisors, Inc. is hereby filed electronically.

                   (2) Master Administrative Services Agreement, dated October 18, 1993, between Registrant and A I M Advisors, Inc., was filed as an Exhibit to Post-Effective Amendment No. 43 on February 28, 1994 and was filed electronically as an Exhibit to Post-Effective Amendment No. 47 on December 29, 1995.

    (e)     -      Form of Agreement and Plan of Reorganization between
                   Registrant and Baird Blue Chip Fund, Inc. is hereby filed electronically.

(14)        -      (a)    Consent of Price Waterhouse LLP is hereby filed
                          electronically.

            -      (b)    Consents of Ballard Spahr Andrews & Ingersoll are
                          included in its opinions filed herewith
                          electronically.

(15)        -      Financial Statements - None.

(16)        -      Powers of attorney are filed with the signature page.

(17)        -      (a)    Form of Proxy is hereby filed electronically.

            -      (b)    Copy of Registrant's Declaration under Rule 24f-2 is
                          hereby filed electronically.

            -      (c)    Baird Capital Development Fund, Inc. Prospectus dated
                          January 31, 1995 is hereby filed electronically.


            ITEM 17:  Undertakings

                   (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                   (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                   (3) The Registrant undertakes to furnish each person to whom a Proxy Statement/Prospectus is delivered a copy of the BCD Fund's latest annual report to shareholders, upon request and without charge.

                                   SIGNATURES

                  As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Houston and State of Texas, on the 29th day of December, 1995.

                                        AIM EQUITY FUNDS, INC.

                                        By: /s/ Robert H. Graham
                                            -----------------------------------
                                            Robert H. Graham
                                            President and Director

                  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               Each person whose signature appears below in so signing also makes, constitutes and appoints Robert H. Graham his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documentation in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

          Signature                                         Title                             Date
          ---------                                         -----                             ----
/s/ Charles T. Bauer                               Chairman and Director             December 29, 1995
-------------------------------
Charles T. Bauer

/s/ Robert H. Graham                               President and Director            December 29, 1995
-------------------------------                    (Principal Executive Officer)
Robert H. Graham

/s/ Bruce L. Crockett                              Director                          December 29, 1995
-------------------------------
Bruce L. Crockett

/s/ Owen Daly II                                   Director                          December 29, 1995
-------------------------------
Owen Daly II

/s/ Carl Frischling                                Director                          December 29, 1995
--------------------------------
Carl Frischling

/s/ John F. Kroeger                                Director                          December 29, 1995
-------------------------------
John F. Kroeger

/s/ Lewis F. Pennock                               Director                          December 29, 1995
-------------------------------
Lewis F. Pennock

/s/ Ian W. Robinson                                Director                          December 29, 1995
------------------------------
Ian W. Robinson

/s/ Louis S. Sklar                                 Director                          December 29, 1995
-------------------------------
Louis S. Sklar

/s/ John J. Arthur                                 Senior Vice President             December 29, 1995
-------------------------------                    and Treasurer
John J. Arthur                                     (Principal Financial
                                                   and Accounting Officer)


                                 EXHIBIT INDEX


Exhibit No.                          Document
-----------                          --------

 5  (a)     -      Form of specimen certificate of shares of the Registrant's
                   AIM Capital Development Fund.

 6  (a)     -      Form of Amendment No. 2 to the Master Investment Advisory
                   Agreement, dated October 18, 1993, between Registrant and
                   A I M Advisors, Inc.

 7  (c)     -      Form of Amendment No. 1 to Master Distribution Agreement,
                   dated October 18, 1993, between Registrant and A I M
                   Distributors, Inc.

10  (a)(1)  -      Form of Amendment No. 1 to the Amended Master Distribution
                   Plan dated September 27, 1993, as amended.

10  (b)(1)  -      Form of Shareholder Service Agreement to be used in
                   connection with Registrant's Master 12b-1 Plan.

    (c)(1)  -      Form of Bank Shareholder Service Agreement to be used in
                   connection with Registrant's Master 12b-1 Plan.

    (e)(1)  -      Form of Service Agreement for Certain Retirement Plans (for
                   Retail Classes) to be used in connection with Registrant's
                   Master 12b-1 Plan.

    (f)(1)  -      Forms of Bank Trust Department Agreements to be used in
                   connection with Registrant's Master 12b-1 Plan.

11          -      Opinion of Ballard Spahr Andrews & Ingersoll and consent to its use

12          -      Opinion of Ballard Spahr Andrews & Ingersoll and consent to its use

13  (d)(1)  -      Form of Amendment No. 1 to the Master Administrative
                   Services Agreement dated October 18, 1993, between
                   Registrant and A I M Advisors, Inc.

13  (e)     -      Form of Agreement and Plan of Reorganization between
                   Registrant and Baird Blue Chip Fund, Inc.

14  (a)            Consent of Price Waterhouse LLP.

17          -      (a)    Form of Proxy.

            -      (b)    Copy of Registrant's Declaration under Rule 24f-2.

            -      (c)    Baird Capital Development's Prospectus dated
                          January 31, 1995.